FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of December 2020

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Material Announcement Dated October 23, 2020: TAESA - Election of New Executive Officers.
2.	Market Notice Dated October 29, 2020: Fitch increases ratings for Cemig.
3.	Minutes of the Extraordinary General Meeting of Stockholders held on November 9, 2020.
4.	Market Announcement Dated November 18, 2020: Cemig once again selected for inclusion in the Dow Jones Sustainability Index, for 2020–21.
5.	Material Announcement Dated November 25, 2020: Cemig SIM acquires 49% of 7 distributed-generation solar plants.
6.	Market Notice Dated November 26, 2020: With sale, Banco Clássico now holds 10.11% of Cemig.
7.	Market Notice Dated December 2, 2020: Cemig included in ISE Corporate Sustainability Index for the 16th year running.
8.	2Q 2020 Financial Statements.
9.	Market Notice Dated December 4, 2020: Resignation of Director of CemigPar.
10.	Presentation of 3Q 2020 Results.
11.	Earning Release - 3Q 2020.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: December 14, 2020

1.	Material Announcement Dated October 23, 2020: TAESA - Election of New Executive Officers.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction No. 358, dated January 3, 2002, as amended, hereby announces that the Board of Directors, at a meeting held on this date, elected Mr. André Augusto Telles Moreira as Chief Executive Officer, Mr. Erik da Costa Breyer as Chief Financial and Investor Relations Officer, and Mr. Fábio Antunes Fernandes as Business and Ownership Interest Management Officer. Messrs. André Moreira, Erik Breyer and Fábio Fernandes will take office on November 16, 2020.

Mr. Marco Antônio Resende Faria, who was temporarily cumulating the CEO position, will remain as Chief Technical Officer and temporarily as Chief Legal and Regulatory Officer, and the Company and its Board of Directors would like to thank him for the dedication and relevant services provided to the Company and its employees. Taesa also informs that Mr. Marcus Vinicius do Nascimento remains temporarily as Chief Implementation Officer.

Mr. André Moreira has a degree in Electrical Engineering from Universidade Federal de Itajubá – MG (EFEI), with a Postgraduate degree in Quality from UNICAMP, an MBA from AmBev University, an MBA in Public and Private Company Management from FAAP, courses of Management at ESADE (Spain), IMD (Switzerland), MIT (USA) and of Board of Directors member from the Brazilian Corporate Governance Institute (IBGC). He was recently serving as Distribution Executive Officer at Neoenergia. He was previously Chief Executive Officer of Coelba, having also held the positions of Chief Commercial and Market Planning Officer and Chief Trading Officer, in addition to the positions of Chief Operating Officer and Superintendent of Engineering and Planning at Elektro for over 11 years. He has over 30 years of professional experience, having also served in executive positions in large companies such as Dell, AmBev and IBM.

Mr. Erik Breyer holds a degree in Law from Universidade Federal Fluminense, a Master’s degree in Business Strategy from Fundação Dom Cabral/PUC-MG, as well as an MBA in Finance and Capital Markets from Fundação Getúlio Vargas and in Business Management from Fundação Dom Cabral. He was recently acting as CFO, Investor Relations and Ownership Interest Officer at BB Seguridade Participações S.A., having previously held the positions of Chief Capital Markets and Infrastructure Officer at Banco do Brasil, Chief Executive Officer and Financial and Administrative Vice-President from Invepar, Chief Financial Officer of Neoenergia, Chief Financial Officer of Coelba – Companhia de Eletricidade do Estado da Bahia, and CFO and Investor Relations Officer of Itabi Geração de Energia Elétrica. He was also a member of the Boards of Directors of several companies, including Eletropaulo, AES Tietê, Alog Data Centers, Metro-Rio, GRU Airport, and Cremer.

Mr. Fábio Fernandes holds a degree in Economic Sciences from Faculdade Cândido Mendes, a Postgraduate degree in Business Economics from the same institution, an MBA in Corporate Finance from IBMEC, and a wide professional experience in several financial areas, such as M&A, economic and financial valuation, financial planning, treasury and capital market operations. He joined Taesa in 2007 where he worked in several areas. Before taking up the position of Taesa’s CFO and Investor Relations Officer last May, Mr. Fábio led the area responsible for prospecting and evaluating the Company’s new businesses. Prior to Taesa, he held executive positions in the financial market and in large companies, such as Banco Brascan (currently BRKB DTVM), Tim Brasil, Wilson Sons, among others.”

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Belo Horizonte, October 23, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Market Notice Dated October 29, 2020: Fitch increases ratings for Cemig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Fitch increases ratings for Cemig

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the Brazilian Securities Commission (CVM), the São Paulo stock exchange (B3) and the market in general as follows:

The risk rating agency Fitch Ratings (‘Fitch’) has increased its corporate ratings for Cemig and its wholly owned subsidiaries Cemig Distribuição S.A. (‘Cemig D’) and Cemig Geração e Transmissão S.A. (‘Cemig GT’) on the Brazilian scale, from A+ to AA– , maintaining its global ratings for them all at BB– . The outlook is stable (unchanged).

Fitch writes in its statement:

“	The financial leverage of Cemig has been reduced, as a result of its positive result in operational performance and in the cash generation of its electricity distribution business.

The ratings of Cemig and its subsidiaries reflect the large scale of the group in the Brazilian electricity sector. The diversification of assets and segments in its operations increases the dilution of the business risk. ”

Standard & Poor’s revised its outlook for Cemig and Cemig’s wholly-owned subsidiaries to positive on July 10, 2020 – followed by Moody’s América Latina, on September 16, 2020 – also reflecting stronger metrics of credit and liquidity. The changes by these agencies are a recognition of the Company’s efforts to increase its credit quality.

Cemig reiterates its commitment to improving its liquidity and capital structure through lengthening of its debt profile, strategic management of liabilities, and reduction of its cost of capital.

Belo Horizonte, October 29, 2020

Leonardo George de Magalhães

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Minutes of the Extraordinary General Meeting of Stockholders held on November 9, 2020.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 - NIRE 31300040127

MINUTES OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON NOVEMBER 9, 2020

Date, time and place:

November 9, 2020, at 2 p.m., held exclusively online as per CVM Instruction 622/2020.

Convocation and publication:

The Meeting was regularly called by publication of the convocation announcement:

– on October 9, 10 and 14, 2020, in the publication Minas Gerais, on pages 32, 21 and 25, respectively;

– and on October 9, 10 and 13 in the publication O Tempo, on pages 21, 17 and 16, respectively.

The summary statement of votes by Remote Voting Form was published to the market on November 3 and 6, 2020, and will be at the disposal of stockholders for them to examine.

Attendance, quorum:

Stockholders representing 72.6% of the voting stock of Companhia Energética de Minas Gerais – Cemig were present.

Meeting committee:

The meeting was chaired by Cemig’s General Manager of Investor Relations, Mr. Antônio Carlos Velez Braga, who invited me, Carlos Henrique Cordeiro Finholdt, to be Secretary of the meeting. The meeting having been opened, stockholders unanimously approved issuance of these minutes in summary form. Stockholders had the right to present statements of vote, and/or statements of protest or dissidence, it being required that these be numbered and authenticated by the Meeting Committee, and filed at the Company’s head office.

Agenda:

–	Election of one alternate member of the Audit Board of the Company, following the resignation of Mr. Germano Luiz Gomes Vieira, who had been nominated by the majority stockholder and elected at the Ordinary Annual General Meeting held on July 31, 2020.

Reading of documents and receipt of votes:

The meeting unanimously dispensed with reading of the documents related to the matters on the agenda, since their content was entirely known to the stockholders.

Decision:

By majority of votes, as per the final voting record attached, and in accordance with CCGE Letter 126/ 2020 of October 6, 2020, the meeting elected the following candidate nominated by the majority stockholder,:

Igor Mascarenhas Eto,	Brazilian, single, company manager, domiciled in Belo Horizonte, Minas Gerais, at Rua José Hemetério Andrade 558, Apto 101, Bloco 01, Buritis, CEP 30493-180, Identity Card 04983232913 issued by the Detran/MG, and CPF 107.944.856 -00 as alternate member of the Audit Board to the sitting member Gustavo de Oliveira Barbosa, to serve the rest of the current period of office, that is to say until the Annual General Meeting to be held in 2022, due to the resignation of Mr. Germano Luiz Gomes Vieira, who had been nominated by the majority stockholder and elected at the Annual General Meeting of July 31, 2020.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The candidate elected had been previously analyzed by the governance bodies, including by the Audit Committee established under the by-laws. He declared in advance that he is not the subject of any prohibition on exercise of commercial activity, that he complies with the legal requirements, and is not subject to any of the prohibitions described in Law 6404/1976, Law 13303/2016, or any other applicable rules or regulations. He further made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct and Declaration of Ethical Principles of Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Company’s Audit Board is thus now constituted as follows:

Sitting members:

Gustavo de Oliveira Barbosa	(nominated by the majority stockholder)
Fernando Scharlack Marcato	(nominated by the majority stockholder)
Elizabeth Jucá e Mello Jacometti	(nominated by the majority stockholder)
Michele da Silva Gonsales Torres	(nominated by holders of preferred shares)
Cláudio Morais Machado	(nominated by minority stockholders)

Respective alternate members:

Igor Mascarenhas Eto	(nominated by the majority stockholder
Carlos Eduardo Pereira da Silva	(nominated by the majority stockholder)
Fernando Passalio de Avelar	(nominated by the majority stockholder)
Ronaldo Dias	(nominated by holders of preferred shares)
Carlos Roberto de Albuquerque Sá	(nominated by holders of preferred shares)

Closing:

The meeting being opened to the floor, and since no-one wished to make any statements, these minutes were written, read, approved unanimously, and signed by me, Carlos Henrique Cordeiro Finholdt, Secretary of the Meeting, and by Antônio Carlos Velez Braga, chair of the Meeting, as specified in the applicable legislation, and by the stockholders:

Carlos Henrique Cordeiro Finholdt	Secretary
Antônio Carlos Vélez Braga	Chair
Rafael Rezende Faria, representing	The State of Minas Gerais
Daniel Alves Ferreira, for:

Fundo de Investimentos em Ações Dinâmica Energia (FIA Dinâmica),

Banclass Fundo de Investimento em Ações (Banclass),

IT NOW IGCT Fundo de Índice,

IT NOW ISE Fundo de Índice,

ITAU FTSE RAFI BRAZIL 50 Capped Index FIA,

ITAU Governança Corporativa Ações FI,

ITAÚ Ações Dividendos FI,

ITAÚ Excelência Social Ações Fundo de Investimento,

Alexandre Eustáquio Sydney Horta

Clóvis Sérgio De Oliveira Júnior

Daniel Gustavo Pellacani Petrini

Fabio Augusto Alencar de Andrade

Geferson Davi Jeronimo Matos

Henrique Nunes Braga

José Gomes da Silva

Lorena Squassante Capeline

Rafael Juliano Piccinini

Rogério Henrique Costa Matos

Ronaldo Ferreira

Romário Fernando da Silva

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Minutes of the Extraordinary General Meeting of Stockholders held on November 9, 2020.

FINAL SUMMARY VOTING REPORT

Extraordinary General Meeting of Stockholders – November 9, 2020 – 2 p.m.

Election of the Audit Board by candidate – Vacant seats to be filled: 1
Election of candidates to the Audit Board (the stockholder may nominate as many candidates as the number of vacancies for members to be filled in the overall election)
Igor Mascarenhas Eto (alternate) (proposed by the majority stockholder)
Share type	Approve	Reject	Abstain	Total votes
ON (Common) shares	265.774.986	0	8.505	265.783.491

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Market Announcement Dated November 18, 2020: Cemig once again selected for inclusion in the Dow Jones Sustainability Index, for 2020–21.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig once again selected for inclusion in the

Dow Jones Sustainability Index, for 2020–21

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais – listed and traded on the stock exchanges of São Paulo, New York and Madrid), reports to its stockholders and the market:

Cemig has again been selected for inclusion in the Dow Jones Sustainability World Index (the ‘DJSI World’), for 2020–2021. Cemig has now been included in the DJSI World for 21 years, since the index was created in 1999.

Cemig continues to be the only non-European company in the power industry in this index – which selected only 8 companies in this industry in the world, out of 64 that were assessed.

The DJSI World is an index of the world’s largest companies which, in their various sectors, stand out for their performance in sustainability and their adaptation to market trends, and are able to create value for their stockholders in the medium and long term.

The composition of the DJSI World index has recently been updated. It is a worldwide benchmark for investors and international financial agents, who use it in their decision-making on socially responsible investments.

This year’s index includes 320 companies from 29 countries, selected from a group of 7,300 companies in 60 economic sectors and industries, on the basis of a questionnaire and pubic information. The selection is made by S&P Dow Jones Indices (S&P DJI), a company specialized in asset management and supply of products and services related to sustainable investments. The process as a whole is audited by Deloitte.

Cemig’s inclusion in the Dow Jones World Sustainability Index for 21 consecutive years is a continuing reflection of its determination to maintain sustainable practices in its relationship with employees and suppliers, creating value for its stockholders and contributing to the wellbeing of society.

There is more information on Cemig’s social and environmental practices in the Company’s Sustainability Reports, which are on the Cemig website at www.cemig.com.br .

Belo Horizonte, November 18, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Material Announcement Dated November 25, 2020: Cemig SIM acquires 49% of 7 distributed-generation solar plants.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig SIM acquires 49% of 7 distributed-generation solar plants

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

On today’s date Cemig’s wholly-owned subsidiary Cemig Soluções Inteligentes em Energia S.A. (‘Cemig SIM’) concluded acquisition of a 49% interest in seven special-purpose companies operating in photovoltaic solar generation for the distributed generation market, with total installed capacity of 29.45MWp, for R$ 54.92 million.

Cemig SIM is a company of the Cemig group participating in the distributed generation market. With this acquisition it now holds a 49% interest in assets supplying this market with total generation capacity of 46.27MWp.

The power generated by these assets serves approximately 2,100 low voltage electricity consumer units in the commercial and industrial sectors, with monthly consumption of approximately 6.2 GWh.

Belo Horizonte, November 25, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	Market Notice Dated November 26, 2020: With sale, Banco Clássico now holds 10.11% of Cemig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

With sale, Banco Clássico now holds 10.11% of Cemig

In accordance with Article 12 of CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig has received the following notice from Banco Clássico S.A.:

“In accordance with Article 12 of CVM Instruction 358 of January 3, 2002, we notify you that, as a result of transactions in the open trading session of the São Paulo Stock Exchange on November 25, 2020, Banco Clássico S.A., through its exclusive fund FIA Dinâmica Energia, CNPJ 08.196.003/0001-54, has sold:

	2,043,500	common shares in Cemig,
for aggregate value of	R$ 25,474,626.54	(twenty five million four hundred seventy four thousand six hundred twenty six Reais and fifty four centavos).”

Following this sale, the interest in Companhia Energética de Minas Gerais – CEMIG held by

FIA Dinâmica Energia is:

	105,355,777	common (ON) shares
– or	20.75%	of the total of the common shares of Cemig,
and	48,302,272	common (PN) shares
– or	4.77%	of the total of the preferred shares of Cemig,
representing a total interest of	10.11%	in the share capital of the company.

In this communication Banco Clássico S.A. further states:

“ ... the intention of this transaction is diversification of the investments of FIA Dinâmica Energia in electricity, while seeking to direct part of the Bank’s investments to Brazil’s infrastructure sector.”

Belo Horizonte, November 26, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Market Notice Dated December 2, 2020: Cemig included in ISE Corporate Sustainability Index for the 16th year running.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig included in

ISE Corporate Sustainability Index for the 16th year running

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), hereby reports to its stockholders and the market:

For the 16th year running, Cemig has been selected for inclusion in the ISE Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) of the São Paulo stock exchange (B3 S.A. – Brasil, Bolsa, Balcão) for 2021, in effect from January 4 to December 30, 2021.

The ISE index is a tool for comparison of performance of the companies listed on the B3 from the view of corporate sustainability – based on economic efficiency, environmental balance, social justice and corporate governance.

The new portfolio of the ISE has 46 shares, of 39 companies, in 15 sectors, with total market capitalization of R$ 1.8 trillion – or 38% of the total market capitalization of all the shares traded on the B3 exchange (on Nov. 25, 2020).

The fact that Cemig remains in the ISE Index of the B3 is testimony to its continuous commitment to adoption of best ESG (environment, social and governance) practices – which Cemig sees as determining factors for sustainable growth, with the aim of creating sustainable value for its stockholders, employees, suppliers and society.

For the full composition of the ISE index, and more details see: www.iseb3.com.br

Belo Horizonte, December 2, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	2Q 2020 Financial Statements.

CONTENTS

STATEMENTS OF FINANCIAL POSITION	2
STATEMENTS OF INCOME	5
STATEMENTS OF COMPREHENSIVE INCOME	6
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY	7
STATEMENTS OF CASH FLOWS	8
STATEMENTS OF ADDED VALUE	10
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION	11
1. OPERATING CONTEXT	11
2. BASIS OF PREPARATION	17
3. PRINCIPLES OF CONSOLIDATION	18
4. CONCESSIONS AND AUTHORIZATIONS	20
5. CASH AND CASH EQUIVALENTS	21
6. MARKETABLE SECURITIES	21
7. CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS	22
8. RECOVERABLE TAXES	23
9. INCOME AND SOCIAL CONTRIBUTION TAXES	24
10. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS	28
11. ESCROW DEPOSITS	29
12. REIMBURSEMENT OF TARIFF SUBSIDIES	29
13. CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES	30
14. CONCESSION CONTRACT ASSETS	37
15. INVESTMENTS	40
16. PROPERTY, PLANT AND EQUIPMENT	54
17. INTANGIBLE ASSETS	57
18. LEASING TRANSACTIONS	59
19. SUPPLIERS	62
20. TAXES PAYABLE AND AMOUNTS TO BE RESTITUTED TO CUSTOMERS	62
21. LOANS, FINANCING AND DEBENTURES	63
22. REGULATORY CHARGES	68
23. POST-EMPLOYMENT OBLIGATIONS	68
24. PROVISIONS	70
25. EQUITY AND REMUNERATION TO SHAREHOLDERS	79
26. REVENUE	80
27. OPERATING COSTS AND EXPENSES	86
28. FINANCE INCOME AND EXPENSES	90
29. RELATED PARTY TRANSACTIONS	91
30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	95
31. OPERATING SEGMENTS	108
32. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS	112
33. NON-CASH TRANSACTIONS	114
34. SUBSEQUENT EVENTS	114
CONSOLIDATED RESULTS	115
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL	136
Independent Auditor’s Review Report on Quarterly Information - ITR	145

1

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent Company
		Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
CURRENT
Cash and cash equivalents	5	971,314	535,757	32,278	64,356
Marketable securities	6	2,529,359	740,339	106,679	185,211
Customers, traders, concession holders and Transport of energy	7	4,173,334	4,523,540	-	194
Concession financial assets	13	1,268,509	1,079,743	-	-
Concession contract assets	14	176,299	171,849	-	-
Recoverable taxes	8	2,117,663	98,804	249	248
Income tax and social contribution tax credits	9a	496,822	621,302	-	-
Dividends receivables	15	97,398	185,998	1,320,563	1,726,895
Public Lighting Contribution		175,521	164,971	-	-
Reimbursement of tariff subsidies payments	12	89,048	96,776	-	-
Derivative financial instruments	30b	589,555	234,766	-	-
Others		352,706	425,452	8,253	15,876
		13,037,528	8,879,297	1,468,022	1,992,780

Assets classified as held for sale	32	1,124,088	1,258,111	1,124,088	1,258,111

TOTAL CURRENT		14,161,616	10,137,408	2,592,110	3,250,891

NON-CURRENT
Marketable securities	6	204,561	13,342	8,144	454
Customers and traders and concession holders – Transport of energy	7	74,151	77,065	-	-
Recoverable taxes	8	4,237,507	6,349,352	494,975	491,487
Income tax and social contribution tax recoverable	9a	195,622	227,913	192,555	224,846
Deferred income tax and social contribution tax	9c	2,537,820	2,429,789	743,296	680,731
Escrow deposits	11	1,170,254	2,540,239	304,604	310,065
Derivative financial instruments	30b	2,691,936	1,456,178	-	-
Accounts receivable from the State of Minas Gerais	10	120,258	115,202	120,258	115,202
Concession financial assets	13	4,728,409	4,850,315	-	-
Concession contract assets	14	2,429,995	1,832,380	-	-
Investments – Equity method	15	5,455,180	5,399,391	14,181,637	12,631,091
Property, plant and equipment	16	2,422,073	2,450,125	1,368	1,546
Intangible assets	17	11,741,863	11,624,471	3,332	4,175
Leasing – rights of use	18a	242,458	276,824	2,573	3,330
Others		121,437	147,058	22,501	38,407
TOTAL NON-CURRENT		38,373,524	39,789,644	16,075,243	14,501,334
TOTAL ASSETS		52,535,140	49,927,052	18,667,353	17,752,225

The Condensed Explanatory Notes are an integral part of the Interim financial information.

2

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated		Parent Company
		Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
CURRENT
Suppliers	19	1,945,496	2,079,891	1,786	2,705
Regulatory charges	22	377,372	456,771	4,624	4,624
Profit sharing		200,715	212,220	14,426	10,235
Taxes payable	20	622,514	358,847	6,473	92,640
Income tax and social contribution tax	9b	65,605	133,868	-	-
Interest on equity and dividends payable		745,864	744,591	742,372	742,519
Loans, financing and debentures	21	3,001,664	2,746,249	49,298	-
Payroll and related charges		234,073	200,044	10,968	10,662
Public Lighting Contribution		238,295	251,809	-	-
Post-employment obligations	23	311,265	287,538	25,418	23,747
PIS/Pasep and Cofins taxes to be reimbursed to customers	20	714,339	-	-	-
Leasing	18b	76,251	85,000	914	1,646
Others		519,698	355,623	4,825	11,496
TOTAL CURRENT		9,053,151	7,912,451	861,104	900,274

NON-CURRENT
Regulatory charges	22	286,900	147,266	-	-
Loans, financing and debentures	21	12,860,765	12,029,782	-	48,252
Taxes payable	20	671	883	91	91
Deferred income tax and social contribution tax	9c	753,718	661,057	-	-
Provisions	24	1,864,956	1,888,064	224,099	223,427
Post-employment obligations	23	6,513,321	6,421,156	705,676	689,761
PIS/Pasep and Cofins taxes to be reimbursed to customers	20	3,522,442	4,193,329	-	-
Derivative financial Instruments	30b	505,641	482,841	-	-
Leasing	18b	180,000	202,747	1,808	1,833
Other obligations		116,513	96,611	1,971	1,972
TOTAL NON-CURRENT		26,604,927	26,123,736	933,645	965,336
TOTAL LIABILITIES		35,658,078	34,036,187	1,794,749	1,865,610

EQUITY	25
Share capital		7,293,763	7,293,763	7,293,763	7,293,763
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		8,750,928	8,750,051	8,750,928	8,750,051
Equity valuation adjustments		(2,415,245)	(2,406,920)	(2,415,245)	(2,406,920)
Retained earnings		993,437	-	993,437	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		16,872,604	15,886,615	16,872,604	15,886,615
NON-CONTROLLING INTERESTS	25	4,458	4,250	-	-
TOTAL EQUITY		16,877,062	15,890,865	16,872,604	15,886,615
TOTAL LIABILITIES AND EQUITY		52,535,140	49,927,052	18,667,353	17,752,225

The Condensed Explanatory Notes are an integral part of the Interim financial information.

3

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais – except earnings per share)

	Note	Consolidated		Parent Company
		Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
CONTINUING OPERATIONS
NET REVENUE	26	11,993,629	12,929,971	6	186,932

OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(5,569,733)	(5,120,200)	-	-
Charges for use of the national grid		(622,453)	(701,171)	-	-
Gas purchased for resale		(543,303)	(725,162)	-	-
		(6,735,489)	(6,546,533)	-	-
OTHER COSTS	27
Personnel		(520,779)	(534,273)	-	-
Materials		(27,613)	(34,076)	-	-
Outsourced services		(534,815)	(512,676)	-	-
Depreciation and amortization		(425,481)	(407,737)	-	-
Operating provisions		(69,843)	(100,827)	-	-
Infrastructure construction cost		(683,676)	(465,225)	-	-
Others		(45,542)	(31,795)	-	-
		(2,307,749)	(2,086,609)	-	-

TOTAL COST		(9,043,238)	(8,633,142)	-	-

GROSS PROFIT		2,950,391	4,296,829	6	186,932

OPERATING EXPENSES	27
Selling expenses		(215,100)	(126,978)	-	-
General and administrative expenses		(263,090)	(286,038)	(28,556)	(36,886)
Operating provisions		(71,786)	(692,966)	(48,986)	(35,845)
Other operating (expenses) income, net		(353,837)	(500,677)	(35,560)	(32,794)
		(903,813)	(1,606,659)	(113,102)	(105,525)

Result of business combinations	15d	51,736	-	51,736	-
Impairment (reversals) of assets held for sale	32	(134,023)	-	(134,023)	-
Share of loss, net, of subsidiaries and joint ventures	15	164,476	103,500	1,106,407	2,672,831
Finance income	28	2,152,813	2,622,988	15,393	305,114
Finance expenses	28	(2,914,876)	(815,961)	(2,272)	(18,451)
Income before income tax and social contribution tax		1,366,704	4,600,697	924,145	3,040,901

Current income tax and social contribution tax	9d	(394,319)	(1,278,146)	(19)	(97,959)
Deferred income tax and social contribution tax	9d	14,763	(410,326)	62,565	(31,092)
NET INCOMEFOR THE PERIOD		987,148	2,912,225	986,691	2,911,850
Total of net income for the period attributed to:
Equity holders of the parent		986,691	2,911,850	986,691	2,911,850
Non-controlling interests	25	457	375	-	-
		987,148	2,912,225	986,691	2,911,850
Earnings per preferred share – R$	25	0.68	2.00	0.68	2.00
Earnings per common share – R$	25	0.68	2.00	0.68	2.00

The Condensed Explanatory Notes are an integral part of the Interim financial information.

4

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais – except earnings per share)

	Note	Consolidated		Parent Company
		Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
CONTINUING OPERATIONS
NET REVENUE	26	5,934,414	7,016,793	1	184,195

OPERATING COSTS
COST OF ENERGY AND GAS	27
Energy purchased for resale		(2,755,238)	(2,526,019)	-	-
Charges for use of the national grid		(257,441)	(367,375)	-	-
Gas purchased for resale		(231,378)	(330,180)	-	-
		(3,244,057)	(3,223,574)	-	-
OTHER COSTS	27
Personnel		(288,140)	(271,186)	-	-
Materials		(17,237)	(21,604)	-	-
Outsourced services		(303,285)	(292,920)	-	-
Depreciation and amortization		(214,589)	(212,827)	-	-
Operating provisions		(33,121)	(100,193)	-	-
Infrastructure construction cost		(373,405)	(266,107)	-	-
Others		(42,516)	(29,635)	-	-
		(1,272,293)	(1,194,472)	-	-

TOTAL COST		(4,516,350)	(4,418,046)	-	-

GROSS PROFIT		1,418,064	2,598,747	1	184,195

OPERATING EXPENSES	27
Selling expenses		(115,360)	(47,627)	-	-
General and administrative expenses		(71,110)	(63,328)	(14,254)	(15,019)
Operating provisions		(49,132)	(663,945)	(47,144)	(17,832)
Other operating (expenses) income, net		(176,836)	(296,739)	(16,743)	(16,438)
		(412,438)	(1,071,639)	(78,141)	(49,289)

Impairment (reversals) of assets held for sale	32	475,137	-	475,137	-
Share of loss, net, of subsidiaries and joint ventures	15	82,534	36,274	777,614	1,837,876
Finance income	28	670,078	2,272,470	6,093	302,108
Finance expenses	28	(705,395)	(363,883)	(744)	(8,786)
Income before income tax and social contribution tax		1,527,980	3,471,969	1,179,960	2,266,104

Current income tax and social contribution tax	9d	(198,803)	(973,424)	-	(97,959)
Deferred income tax and social contribution tax	9d	(285,183)	(383,559)	(136,154)	(53,371)
NET INCOME FOR THE PERIOD		1,043,994	2,114,986	1,043,806	2,114,774
Total of net income for the period attributed to:
Equity holders of the parent		1,043,806	2,114,774	1,043,806	2,114,774
Non-controlling interests	25	188	212	-	-
		1,043,994	2,114,986	1,043,806	2,114,774
Basic earnings per preferred share – R$	25	0.72	1.45	0.72	1.45
Basic earnings per common share – R$	25	0.72	1.45	0.72	1.45

The Condensed Explanatory Notes are an integral part of the Interim financial information.

5

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais)

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
NET INCOME FOR THE PERIOD	987,148	2,912,225	986,691	2,911,850
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to profit or loss in subsequent periods
Post retirement liabilities – remesurement of obligations of the defined benefit plans	-	(1,316)	-	-
Income tax and social contribution tax on restatement of defined benefit plans	-	448	-	-
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity	-	-	-	(864)
Others	(702)	-	(702)	-
	(702)	(868)	(702)	(864)
COMPREHENSIVE INCOME FOR THE PERIOD	986,446	2,911,357	985,989	2,910,986

Total of comprehensive income for the period attributed to:
Equity holders of the parent	985,989	2,910,986	985,989	2,910,986
Non-controlling interests	457	371	-	-
	986,446	2,911,357	985,989	2,910,986

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais)

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
NET INCOME FOR THE PERIOD	1,043,994	2,114,986	1,043,806	2,114,774

COMPREHENSIVE INCOME FOR THE PERIOD	1,043,994	2,114,986	1,043,806	2,114,774

Total of comprehensive income for the period attributed to:
Equity holders of the parent	1,043,806	2,114,774	1,043,806	2,114,774
Non-controlling interests	188	212	-	-
	1,043,994	2,114,986	1,043,806	2,114,774

The Condensed Explanatory Notes are an integral part of the Interim financial information.

6

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais– except where otherwise stated)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2019	7,293,763	2,249,721	8,750,051	(2,406,920)	-	15,886,615	4,250	15,890,865
Net income for the period	-	-	-	-	986,691	986,691	457	987,148
Other Comprehensive Income	-	-	-	(702)	-	(702)	-	(702)
Realization of PP&E deemed cost	-	-	-	(7,623)	7,623	-	-	-
Tax incentives reserve (1)	-	-	877	-	(877)	-	-	-
Interest on equity and dividends payable	-	-	-	-	-	-	(249)	(249)
AS OF JUNE 30, 2020	7,293,763	2,249,721	8,750,928	(2,415,245)	993,437	16,872,604	4,458	16,877,062
(1)	To be determined in the Annual General Meeting that decide on the allocation of net income for 2020.

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2018	7,293,763	2,249,721	6,362,022	(1,326,787)	-	14,578,719	1,360,608	15,939,327
Proposed dividends from prior years	-	-	-	-	-	-	(489)	(489)
Prior period adjustments in jointly-controlled subsidiaries	-	-	-	-	(193)	(193)	-	(193)
Capital Increase	-	-	-	-	-	-	10,290	10,290
Reversal of reserve for tax incentives, prior periods	-	-	(1,166)	-	1,166	-	-	-
Net income for the period	-	-	-	-	2,911,850	2,911,850	375	2,912,225
Other Comprehensive Income	-	-	-	(864)	-	(864)	(4)	(868)
Realization of PP&E deemed cost	-	-	-	(11,583)	11,583	-	-	-
AS OF JUNE 30, 2019	7,293,763	2,249,721	6,360,856	(1,339,234)	2,924,406	17,489,512	1,370,780	18,860,292

The Condensed Explanatory Notes are an integral part of the Interim financial information.

7

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais)

		Consolidated		Parent Company
		Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
CASH FLOW FROM OPERATIONS
Net income for the period		987,148	2,912,225	986,691	2,911,850
Expenses (revenues) not affecting cash and cash equivalents:
Deferred income tax and social contribution tax	9d	(14,763)	410,326	(62,565)	31,092
Depreciation and amortization	27	488,449	479,299	1,552	2,398
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets	13, 14,16 and 17	17,422	8,638	157	-
Result of business combinations	15d	(51,736)	-	(51,736)	-
Impairment (reversals) of assets held for sale	32	134,023	-	134,023	-
Impairment (reversals) for contract assets	14	3,233	(26,016)	-	-
Share of loss, net, of subsidiaries and joint ventures	15	(164,476)	(103,500)	(1,106,407)	(2,672,831)
Adjustment to expectation of contractual and financial cash flow from the concession	13 and 14	(227,404)	(283,372)	-	-
Interest and monetary variation		516,348	590,478	(18,491)	(15,400)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS		-	(2,962,564)	-	(481,069)
Exchange variation on loans	21	2,162,364	(70,470)	-	-
Periodic Tariff Reset adjustments	13 and 14	(429,840)	-	-	-
Appropriation of transaction costs	21	7,101	13,948	104	81
Provisions for operating losses	27c	356,729	978,379	48,986	35,845
Provision for reimbursement for suspension of energy supply –Renova		-	(62,575)	-	-
Variation in fair value of derivative financial instruments – Swaps	30	(1,800,960)	(613,394)	-	-
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments		(81,652)	(80,241)	-	-
	13
Post-employment obligations	23	245,476	232,277	25,055	23,398
Other		1,531	-	1,531	-
		2,148,993	1,423,438	(41,100)	(164,636)
(Increase) decrease in assets
Customers and traders and Concession holders – Transport of energy		139,744	(537,832)	194	3,100
CVA and Other financial components in tariff adjustments		62,771	83,115	-	-
	13
Recoverable taxes		18,144	15,276	-	(3,357)
Income tax and social contribution tax credits		84,987	8,953	34,265	15,901
Escrow deposits		1,424,416	33,518	15,633	28,525
Dividends received from investees	15	169,064	126,791	63,788	160,864
Contract assets and concession financial assets	13 and 14	250,114	195,952	-	-
Advances to suppliers		19,931	43,722	-	-
Other		65,266	18,081	6,987	14,053
		2,234,437	(12,424)	120,867	219,086
Increase (decrease) in liabilities
Suppliers		(134,442)	39,542	(919)	(1,723)
Taxes payable		268,294	(123,566)	(86,002)	(37,784)
Income tax and social contribution tax payable		325,781	1,273,327	19	97,959
Payroll and related charges		34,029	(27,420)	306	(4,588)
Regulatory charges		59,626	(17,784)	-	(11)
Advances from customers		-	(80,862)	-	-
Post-employment obligations	23	(129,584)	(163,037)	(7,469)	(9,268)
Other		49,995	(77,801)	(7,016)	(18,693)
		473,699	822,399	(101,081)	25,892
Cash generated by operating activities		4,857,129	2,233,413	(21,314)	80,342
Interest paid on loans and financing	21	(616,033)	(706,605)	-	-
Interest in leasing contracts	18	(1,049)	(18,332)	(20)	(286)
Income tax and social contribution tax paid		(210,325)	(459,345)	-	(8,495)
Cash inflows from settlement of derivatives instruments		177,086	34,138	-	-
NET CASH FROM OPERATING ACTIVITIES		4,206,808	1,083,269	(21,334)	71,561

INVESTING ACTIVITIES
Marketable securities		(1,985,217)	140,292	70,842	29,248
Restricted cash		(3,413)	(9,943)	50	-
Investments
Acquisition of equity investees	15	(44,850)	(1,028)	(54,085)	(16,102)
Cash arising from business combination		27,110	-	-	-
Settlement received through merger		-	-	-	22,444
Loans from related parties		(26,500)	-	(26,500)	-
Property, plant and equipment	16	(63,225)	(34,414)	-	-
Intangible assets	17	(13,514)	(14,677)	(2)	-
8

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Contract assets – gas and distribution of energy infrastructure	14	(574,678)	(345,997)	-	-
NET CASH USED IN INVESTING ACTIVITIES		(2,684,287)	(265,767)	(9,695)	35,590

FINANCING ACTIVITIES
Interest on capital and dividends paid		(147)	(78,707)	(147)	(78,262)
Payment of loans with related parties		-	-	-	(46,599)
Payment of loans, financing and debentures	21	(1,042,496)	(849,821)	-	-
Leasing liabilities paid	18	(44,321)	(31,238)	(902)	(1,474)
NET CASH USED IN FINANCING ACTIVITIES		(1,086,964)	(959,766)	(1,049)	(126,335)
Net (decrease) increase in cash and cash equivalents for the period		435,557	(142,264)	(32,078)	(19,184)
Cash and cash equivalents at the beginning of the period	5	535,757	890,804	64,356	54,330
Cash and cash equivalents at the end of the period	5	971,314	748,540	32,278	35,146

The Condensed Explanatory Notes are an integral part of the Interim financial information.

9

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

(In thousands of Brazilian Reais)

	Consolidated				Parent Company
	Jan to Jun 2020		Jan to Jun 2019		Jan to Jun 2020		Jan to Jun 2019
REVENUES
Sales of energy, gas and services	16,548,107		16,848,601		9		4,338
Distribution construction revenue	609,632		382,236		-		-
Transmission construction revenue	74,044		82,989		-		-
Gain on financial updating of the Concession Grant Free	146,412		176,151		-		-
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	(955)		8,967		-		-
Transmission assets – reimbursement revenue	316,218		90,420		-		-
PIS/Pasep and Cofins taxes credits	-		1,438,563		-		183,595
Investment in PP&E	29,645		17,763		-		-
Other revenues	-		9,329		-		-
Allowance for doubtful receivables	(215,100)		(126,978)		-		-
	17,508,003		18,928,041		9		187,933

INPUTS ACQUIRED FROM THIRD PARTIES
Energy bought for resale	(6,075,166)		(5,614,077)		-		-
Charges for use of national grid	(696,504)		(782,254)		-		-
Outsourced services	(866,067)		(754,119)		(15,793)		(11,376)
Gas bought for resale	(689,909)		(920,841)		-		-
Materials	(376,456)		(268,691)		(100)		(94)
Other operating costs	(445,201)		(972,135)		(187,243)		(38,192)
	(9,149,303)		(9,312,117)		(203,136)		(49,662)

GROSS VALUE ADDED	8,358,700		9,615,924		(203,127)		138,271
RETENTIONS
Depreciation and amortization	(488,449)		(479,299)		(1,552)		(2,398)
NET ADDED VALUE PRODUCED	7,870,251		9,136,625		(204,679)		135,873

ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	164,476		103,500		1,106,407		2,672,831
Result of business combinations	51,736		-		51,736		-
Financial revenues	2,152,813		2,622,988		15,393		305,114
ADDED VALUE TO BE DISTRIBUTED	10,239,276		11,863,113		968,857		3,113,818

DISTRIBUTION OF ADDED VALUE
		%		%		%		%
Employees	868,004	8.48	993,796	8.37	38,942	4.02	48,074	1.54
Direct remuneration	484,927	4.74	660,041	5.56	10,713	1.11	21,692	0.70
Post-employment obligations and other benefits	294,249	2.87	280,142	2.35	25,499	2.63	24,433	0.78
FGTS fund	29,978	0.30	32,122	0.27	813	0.08	1,041	0.03
Voluntary retirement program	58,850	0.57	21,491	0.19	1,917	0.20	908	0.03

Taxes	5,440,041	53.13	7,114,055	59.97	(59,498)	(6.14)	134,003	4.31
Federal	2,502,582	24.44	4,160,162	35.07	(60,227)	(6.22)	132,831	4.27
State	2,929,098	28.61	2,944,512	24.82	364	0.04	615	0.02
Municipal	8,361	0.08	9,381	0.08	365	0.04	557	0.02

Remuneration of external capital	2,944,083	28.75	843,037	7.11	2,722	0.28	19,891	0.64
Interest	2,936,259	28.67	837,916	7.06	2,272	0.23	18,451	0.59
Rentals	7,824	0.08	5,121	0.05	450	0.05	1,440	0.05

Remuneration of own capital	987,148	9.64	2,912,225	24.55	986,691	101.84	2,911,850	93.51
Retained earnings	986,691	9.64	2,911,850	24.55	986,691	101.84	2,911,850	93.51
Non-controlling interest in retained earnings	457	-	375	-	-	-	-	-
	10,239,276	100.00	11,863,113	100.00	968,857	100.00	3,113,818	100.00

The Condensed Explanatory Notes are an integral part of the Interim financial information.

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NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX-MONTH PERIOD ENDED AS OF JUNE 30, 2020

(In thousands of Brazilian Reais, except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (‘Cemig’, ‘Parent company’, or ‘the Company’) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo stock exchange (‘B3’) at Corporate Governance Level 1; on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). Domiciled in Brazil, with head office in Belo Horizonte, Minas Gerais State, it operates exclusively as a holding company, with interests in subsidiaries or jointly controlled entities, whose objects are: construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy, for the purpose of commercial operation.

Based on the facts and circumstances at this date, management has assessed the Company’s capacity to continue operating normally and believes firmly that its operations have the capacity to generate funds to enable the continuation of its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, this interim financial information has been prepared on a going concern basis.

b)	Centroeste control acquisition

On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. The acquisition, which resulted in the Company obtaining control, based on the provisions of accounting standard IFRS 10/CPC 36 – Consolidated Financial Standard, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

The effects of business combination in this interim financial information are present in Note 15.

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c)    COVID-19

General Context

On March 11, 2020, the World Health Organization characterized Covid-19 as a pandemic, reinforcing the restrictive measures recommendations to prevent the virus dissemination worldwide. These measures are based, mainly, on social distancing, which have been causing major negative impact on entities, affecting their production process, interrupting their supply chains, causing workforce shortages and closing of stores and facilities. The economies around the world are developing measures to handle the economic crisis, especially by their central banks and fiscal authorities, but the economic downturn and its effects are not yet accurately measurable.

Government measures aimed at Brazilian energy sector

Several measures were implemented by the Brazilian government, specifically aimed at energy sector, which include:

▪	The provisional normative act. 950/2020 issued in April 8, 2020, which provides for 100% discount in the calculation of social energy tariff (‘Tarifa Social de Energia Elétrica’), from April 1, 2020 to June 30, 2020, applicable to customers included in low-income residential subclass, with energy consumption less than or equal to 220 kWh/month. The act also authorizes the Federal Government to allocate resources to Energy Development Account (CDE), limited to R$900 million, to cover the tariff discounts established.
▪	Expansion on the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions.
▪	Provision of financial resources available in the reserve fund in April 2020, by CCEE, in accordance with Aneel Dispatch 986/2020, dedicated to reduce future regulatory fees. Cemig D was granted with R$122 million.
▪	Under Resolution 878/2020, issued on March 24, 2020, the regulator has implemented some measures in an attempt to maintain the public service of energy supply, which include: prohibiting energy supply suspension due to default of certain categories of customers (residential), for 90 days, extended to July 31, 2020, prioritizing emergency assistance and energy supply to services and activities regarded as essential, drawing up specific contingency plans to assist health care units and hospital services, among others. Under Resolution 879/2020, issued in July 21, 2020, the regulator changed the Resolution 878/2020, as of august, 2020, maintaining the prohibition of energy supply suspension only to low income residential subclass, revoking the provisions applied to the other residential subclasses and related to services and activities regarded as essential.
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▪	Authorization to create the “Covid-account”, under the Decree 10,350/2020, issued on May 18, 2020, as detailed in the following topic.

“Covid-account” (‘Conta-covid’)

On May 18, 2020, in order to cope with the public calamity caused by the Covid-19 pandemic, the Decree n. 10,350/20 authorized the creation of “Covid account, to support the energy distribution sector, which is the basis of the energy sector financial flow, aimed to either cover the distribution agents revenue/cash flow deficit or to anticipate their revenues, related to (i) over-contracted purchases due to market retraction, (ii) “CVA” sector assets (iii) maintaining the neutrality of regulatory charges, (iv) compensation for the delay in applying tariff adjustments until June 30, 2020 and (v) anticipation of “parcel B” revenues as determined by Aneel regulation.

On June 23, 2020, the regulator issued the Normative Resolution n. 885/2020, which set out the criteria and procedures to manage the “Covid-account”, as well as regulated the use of the CDE regulatory charge. Under this Resolution, the amount transferred to each distribution agent will be converted as a tariff negative financial component until the tariff processes of 2020, updated by Selic rate, ensuring the neutrality.

Cemig D joined the financial compensation mechanism under the Covid-account (‘Conta-Covid’), in order to boost its cash flow enabling it to meet its financial obligations, in spite of the collection reduction resulting of the economic crises. On July 9, 2020, the regulator informed the total amount from the “Covid-account” to be received by Cemig D, in installments, which is $1,404,175. The first installment was received on July 31, 2020 and the remaining, in the amount of R$217,785, will be received in 6 installments, from August of 2020 to January, 2021.

There are some rules applied to distribution agents entitled to the Covid-account resources, such as (i) relinquishing any intention to reduce or end the purchase of energy from generators because of a reduction in the sales caused by the pandemic crises, until December 2020; (ii) in the event of default on payments, limiting their dividend payments to the legal minimum of 25% of net income and (iii) renounce the right to complain in court or arbitral tribunals on the conditions, procedures or obligations determined in legal and regulatory provisions on Covid-account. Notwithstanding, the right to request an extraordinary tariff review is fully preserved.

Due to the statements of renunciations established in the Acceptance Document under the Normative Resolution 885/2020, on July 3, 2020 Cemig D’s Shareholders Extraordinary General Meeting approved alteration to its by-laws, to include §4 on Clause 33 limiting the distribution of mandatory dividend or interest on equity to the legal minimum, exceptionally for the cases and conditions that the regulator may demand, by rule or by contract, in order to mitigate a situation of financial imbalance caused by any fact or event attributable to a third party, or overriding government rulings, or expressly recognized force majeure.

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Company’s initiatives

On March 23, 2020, the Company established the Coronavirus Crisis Management Committee (‘Comitê Diretor de Gestão da Crise do Coronavírus’) to ensure its readiness to making decisions because of the fast-changing situation, which became more widespread, complex and systemic.

Also, in line with recommendations to maintain social-distancing measures, the Company has implemented an operational contingency plan and several precautionary measures to keep its employees healthy and safe, including: security and health technicians contacting operational staff on a daily basis; interacting daily with subcontractors Social Service department to monitor the evolution of suspicious cases; changing the schedule to prevent gatherings; restricting national and international travel; suspending technical visits and events at Company’s facilities; using remote means of communication; adopting work-from-home policies for a substantial number of employees, providing face masks for employees in external service or in service into its facilities, and requiring outsourcings providers to put the same procedures in place. In addition, the Company has suspended in-store assistance to the general public temporarily.

The Company maintain the communication with its customers on virtual channels and essential assistance in customers’ facilities, ensuring the appropriate energy supply.

The Company also adopted the follow measures in order to contribute with society, which are assessed continuously:

▪	Providing payment flexibility to low-income residential subclass customers, registered as social tariff, who will be able to pay their debts in up to six installments, without interests or penalties.
▪	Providing payment flexibility to public and philanthropic hospitals as well as to emergency rooms units, without interests or penalties;
▪	Offering the entities regarded as small business by Brazilian law the option for payment in up to six installments, without interests or penalties.

The Company is working diligently to mitigate the crisis impacts on its liquidity, implementing the following measures, among others:

▪	reviewing its program of investments and expenses;
▪	payment of minimum mandatory dividends to shareholders, and deferral dividends and interest on equity payments to the end of 2020;
▪	negotiating with its customers on the free market their contracts;
▪	deferral payment of taxes and social charges, as authorized by legislation.
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Impact of Covid-19 on Financial Statements

Considering the significant restrictions on business and social interaction during the Covid-19 pandemic in combination with the latest movements in exchange and interest rates, the Company estimates that the resulting economic contraction might have a negative effect on its liquidity, but the overall impact of the Covid-19 outbreak on its financial position and performance is still difficult to be accurately measured at this point.

In such a scenario, the significant intervention in the local market policies and the initiatives to reduce the transmission of Covid-19 are likely to cause a reduction in energy consumption and consequently in revenue from sale of energy, as well as an increase in expected credit losses.

As of June 30, 2020, from the observation of the pandemic’s immediate economic effects, the Company assessed the assumptions used for calculating fair value and recoverable amount of certain financial and non-financial assets, as follows:

▪	The subsidiary Cemig GT assessed whether the greater pressure on the exchange rate, combined with a lack of financial market liquidity, will have a negative impact on derivative financial instruments hired to protect its operations against the risks arising from foreign exchange rate changes. At this point, given the current market conditions, the change in derivative instrument’s fair value, based on the forecasts of future interest and exchanges rates, cannot offset the Company’s total exposure to foreign exchange rate variability, resulting in a net loss of R$367 million in the first semester of 2020. The long-term projections carried out for the foreign exchange rate are lower than the current dollar quotation, which may represent a decrease in Company’s foreign exchange variation expense, if the projected scenario occurs.

▪	As a result of Covid-19 situation, the market conditions have deteriorated, and, under the current circumstances, the fair value of the Company’s interest in Light has decreased significantly. The estimated negative impact arising from the remeasurement of the asset at fair value less cost to sell is R$134 million on June 30, 2020, as presented in Note 32.

  The Company is assessing the circumstances arising from Covid-19 pandemic and associated measures aimed at reducing the impact of the economic contraction on customer delinquency when measuring expected credit losses. The Company has intensified measures to mitigate the risks of delinquency, such as a campaign of negotiation with clients in arrears whose energy supply the Company is currently temporarily prohibited from suspending as well as intensifying the usual collection measures.
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▪	The Company estimates that the assumptions applied to determine the recoverable amount of the relevant investments in subsidiaries, joint-controlled entities and associates were not influenced significantly by the Covid-19 situation, since these investees’ cash flows are mainly related to long-term rights to commercial operation of the regulated activity. Therefore, except for the effects related to the negative impact arising from the remeasurement of Company’s interest in Light, classified as asset held for sale, no additional impairment losses was recognize to its investments in subsidiaries, joint-controlled entities and associates due to the economic crisis.

▪	The Company has also made an assessment attempting to identify the behavior of the interest rates and discount rates that are the basis for the calculation of post-employment obligations, and believes that at this moment, due to the high volatility of the market, it is not possible to conclude whether the present rates reflect an alteration in the macroeconomic fundamentals that would indicate a need for recalculation of the actuarial liabilities.

▪	Despite the uncertainties related to the crisis unfolding and its potential long-term effects, the Company does not expect that the negative impact on its projections of likely future taxable profits might compromise the recoverability of its deferred tax assets.

The impacts of the Covid-19 pandemic published in this interim financial information are based on the Company’s best estimates. The Company estimates that the effects of the pandemic may temporarily affect its liquidity in 2020, however, significant long-term effects are not expected. Based on the market projections and on the crisis measurable effects, the Company has observed the following effects in 2020:

▪	The Company expects that the return of economic activities after the peak of the coronavirus outbreak, as well as the authorization of the energy supply suspension, except for customers classified as low income residential subclass, as of August, 2020, provided for Normative Resolution n. 891/2020, will reestablish the collection behavior, which reduced in April 2020. In addition, the negotiations to enable the recovery of past due receivables and the possible regulator’s measures to reestablish economic balance, which are currently being discussed in the sector, may mitigate the negative effects of the economic crisis on collection.

▪	The energy demand (load) measured by the Brazilian Interconnected Power Grid (SIN) has decreased in March and April 2020. Measured up to the initial days of May 2020 at June 30, 2020, the reduction in the market of Cemig D’s captive customers was approximately 6.1%. Further, the Company expects that the market will recover as the requirements for social distancing are made more flexible.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

▪	The Company is starting negotiations and deferrals with its customers and energy and gas suppliers, in order to maintain Cemig GT and Gasmig liquidity during the economic crisis.

▪	The Company also reviewed the financial assets and liabilities measured at fair value to reflect the conditions and current rates projected, which impacts are presented in Note 30.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) (‘CPC21’), which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Quarterly Information (Informações Trimestrais, or ITR).

This interim financial information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements on December 31, 2019.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company’s management on March 19, 2020.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of this Interim financial information on August 14, 2020.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.2	Correlation between the Explanatory Notes published in the Financial Statements and those in the Interim Financial Information

Number of the Note		Title of the Note
Dec. 31, 2019	Jun. 30, 2020
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
	5	Cash and cash equivalents
	6	Marketable Securities
	7	Customers and traders; Concession holders (power transport)
	8	Recoverable taxes
	-	PIS/Pasep and Cofins taxes credits over ICMS – Final Court Judgment
	9	Income tax and social contribution tax
	-	Restricted cash
	10	Accounts receivable from the State of Minas Gerais
	11	Escrow deposits
15	12	Reimbursement of tariff subsidies
16	13	Concession financial assets and liabilities
17	14	Contract assets
18	15	Investments
	16	Property, plant and equipment
	17	Intangible assets
	18	Leasing – Right of Use
	19	Suppliers
	20	Taxes and social security
	21	Loans, financings and debentures
	22	Regulatory charges
	23	Post-employment obligations
	24	Provisions
	25	Equity and remuneration to shareholders
	26	Revenue
	27	Operating costs and expenses
	28	Financial revenue and expenses
	29	Related party transactions
	30	Financial instruments and risk management
34	32	Assets and liabilities classified as held for sale; profit (loss) from discontinued operations
37	13.5	The Annual Tariff Adjustment of Cemig D
38	33	Transactions not involving cash
	34	Subsequent events

The Notes to the 2019 financial statements that have not been included in this consolidated interim financial information because they had no material changes, and/or were not applicable to the interim financial information, are as follows:

Number	Title of the Note
35	Insurance
36	Commitments

3.	PRINCIPLES OF CONSOLIDATION

The dates of Interim financial information of the subsidiaries, used for consolidation, and of the jointly-controlled entities and affiliates, used for calculation of their equity method contribution, coincide with those of the Company. Accounting practices are applied uniformly and are the same as those used by the parent company.

The Company uses the criteria of full consolidation. The direct equity investments of Cemig, included in the consolidation, are the following:

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Subsidiary	Jun. 30, 2020			Jun. 30, 2019
	Form of valuation	Direct interest, %	Indirect interest, %	Form of valuation	Direct interest, %	Indirect interest, %
Cemig Geração e Transmissão	Consolidation	100.00	-	Consolidation	100.00	-
Cemig Distribuição	Consolidation	100.00	-	Consolidation	100.00	-
Gasmig	Consolidation	99.57	-	Consolidation	99.57	-
Cemig Geração Distribuída (Ipatinga Power Plant)	Consolidation	100.00	-	Consolidation	100.00	-
Cemig SIM (Efficientia) (1)	Consolidation	100.00	-	Consolidation	100.00	-
Centroeste (2)	Consolidation	100.00	-	Equity method	51.00	-

(1)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.
(2)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste, resulting in its now holding 100% of that investee. More details see notes 1 and 15.

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4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract*	Expiration date
POWER GENERATION

Hydroelectric plants
Emborcação (1) (2)	Cemig GT	07/1997	07/2025
Nova Ponte (1) (2)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Authorizing Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (3)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (3)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (3)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (3)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (3)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (3)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (3)	Cemig Geração Oeste	16/2016	01/2046

Thermal plants
Igarapé (1) (6)	Cemig GT	07/1997	08/2024

Wind power plants
Central Geradora Eólica Praias de Parajuru (4)	Parajuru	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio (4)	Volta do Rio	Resolution 660/2001	01/2031

POWER TRANSMISSION
National grid (5)	Cemig GT	006/1997	01/2043
Itajubá Substation (5)	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line (5)	Centroeste	004/2005	03/2035

ENERGY DISTRIBUTION (7)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045

GAS DISTRIBUTION (7)	Gasmig	State Law 11,021/1993	01/2053

*Cemig generate energy from hydroelectric plants that have the capacity of 5MW or less, and thus under Law 9074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

(1)	Generation concession contracts that are not within the scope of IFRIC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).
(2)	On July 17, 2020, Cemig GT filed a statement of its interest in extending these plants concession, under the independent producer regime, outside the regime of quotas, to ensure its right of option under the legislative changes currently under discussion, relating to the group of measures to modernize the electricity sector. Any actual decision will only be made after publication by the Brazilian Mining and Energy Ministry and by the regulator, Aneel, of the conditions for extension, which will be submitted to decision by Cemig’s governance bodies at the due time.
(3)	Generation concession contracts within the scope of IFRIC 12, under which Cemig has the right to receive cash and therefore, recognizes a concession financial asset.
(4)	This refers to concessions, given by the process of authorization, for generation, as an independent power producer, of wind power, sold under the Proinfa program. The assets tied to the right of commercial operation are recorded in PP&E. The rights of authorization of commercial operation that are classified as an Intangible.
(5)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.
(6)	On December 6, 2019, Aneel suspended Igarapé Plant commercial operation upon Cemig GT’s claim for early termination of its concession contract.
(7)	Concession contracts that are within the scope of IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model, and in compliance with IFRS 15, the infrastructure under construction has been classified as a contract asset.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Bank accounts	112,574	209,405	4,366	4,437
Cash equivalents
Bank certificates of deposit (CDBs) (1)	358,244	289,924	6,945	50,854
Overnight (2)	500,496	36,428	20,967	9,065
	858,740	326,352	27,912	59,919
	971,314	535,757	32,278	64,356

(1)	Bank Certificates of Deposit (Certificados de Depósito Bancário, or CBDs), accrued interest at 55% to 105.05%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2020 (80% to 106% on December 31, 2019). For these CDBs, the Company and its subisidiaries have repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.
(2)	Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 2.15% on June 30, 2020 (4.39%, on December 31, 2019). Their purpose is to settle the short-term obligations of the Company, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 30 gives the exposure of the Company and its subsidiaries to interest rate risks and a sensitivity analysis of their effects on financial assets and liabilities.

6.	MARKETABLE SECURITIES

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Investments
Current
Financial Notes (LFs) – Banks (1)	1,890,314	645,119	79,191	160,531
Treasury Financial Notes (LFTs) (2)	638,350	94,184	26,742	23,437
Debentures (3)	-	103	-	780
Others	695	933	746	463
	2,529,359	740,339	106,679	185,211
Non-current
Financial Notes (LFs) – Banks (1)	173,342	11,481	7,262	-
Debentures (3)	21,063	1,825	882	454
Others	10,156	36	-	-
	204,561	13,342	8,144	454
	2,733,920	753,681	114,823	185,665
(1)	Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 102% and 127% of the CDI rate on June 30, 2020 (101.95% to 113% on December 31, 2019).
(2)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(3)	Debentures are medium and long term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 106.75% to 109% of the CDI Rate on June 30, 2020 (108.25% to 113% of CDI on December 31, 2019).

Note 29 and 30 shows the classification of these securities and cash investments in securities of related parties.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	CUSTOMERS, TRADERS AND POWER TRANSPORT CONCESSION HOLDERS

	CONSOLIDATED
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 360 days past due	Jun. 30, 2020	Dec. 31, 2019

Billed supply	1,300,684	869,227	478,047	684,871	3,332,829	3,130,206
Unbilled supply	888,451	-	-	-	888,451	1,203,823
Other concession holders – wholesale supply	352	22,871	6,176	8,871	38,270	47,296
Other concession holders – wholesale supply, unbilled	230,373	-	-	-	230,373	203,386
CCEE (Power Trading Exchange)	37,536	-	166,710	-	204,246	385,558
Concession Holders – power transport	85,598	31,195	11,575	82,163	210,531	186,910
Concession Holders – power transport, unbilled	230,809	-	-	-	230,809	253,151
(–) Provision for doubtful receivables	(152,225)	(16,792)	(35,838)	(683,169)	(888,024)	(809,725)
	2,621,578	906,501	626,670	92,736	4,247,485	4,600,605

Current assets					4,173,334	4,523,540
Non-current assets					74,151	77,065

	PARENT COMPANY
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 360 days past due	Jun. 30, 2020	Dec. 31, 2019
Billed supply	-	-	-	22,284	22,284	22,478
(–) Provision for doubtful receivables	-	-	-	(22,284)	(22,284)	(22,284)
	-	-	-	-	-	194

Current assets					-	194

The exposure of the Company and its subsidiaries to credit risk related to Customers and traders is given in Note 30.

The provision for doubtful receivables is considered sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Jun. 30, 2020	Dec. 31, 2019
Residential	114,791	131,011
Industrial	220,378	197,229
Commercial, services and others	176,031	161,141
Rural	30,025	31,919
Public authorities	256,946	200,530
Public lighting	2,161	2,045
Public services	32,905	31,063
Charges for use of the network (TUSD)	54,787	54,787
	888,024	809,725

The changes in the provision for doubtful receivables in the period is as follows:

Consolidated	Jun. 30, 2020	Jun. 30, 2019
Initial balances	809,725	751,168
Additions, net (note 27 d)	215,100	126,978
Disposals	(136,801)	(90,886)
Final balances	888,024	787,260

22

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	RECOVERABLE TAXES

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Current
ICMS (VAT)	83,623	65,139	-	-
PIS/Pasep (a) (b)	361,054	2,937	24	24
Cofins (a) (b)	1,656,777	7,359	121	120
Others	16,209	23,369	104	104
	2,117,663	98,804	249	248
Non-current
ICMS (VAT) (b)	240,978	276,851	-	-
PIS/Pasep (a)	732,956	1,102,460	108,372	106,946
Cofins (a)	3,261,347	4,967,814	384,808	382,745
Others	2,226	2,227	1,795	1,796
	4,237,507	6,349,352	494,975	491,487
	6,355,170	6,448,156	495,224	491,735

a)	Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of Cemig, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, backdated as from five years prior to the action initial filing– that is, from July 2003.

Thus, the PIS/Pasep and Cofins credits recorded correspondthe amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig’s wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo S.A. (previously denominated UTE Barreiro S.A.) and Horizontes Energia S.A..

The Company has two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments ‘precatórios’ from the federal government.

In Cemig D and Cemig GT, the credits will be offset, to accelerate recovery. For the Company itself, priority will be given to receipt of the credits through precatório letters of credit, since the Company does not make enough monthly payments of PIS/Pasep and Cofins taxes to enable offsetting.

On May 12, 2020, the Brazilian tax authority (Receita Federal) granted the Company’s request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and Cemig GT in 2019.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company is recovering Cemig GT and Cemig D tax credits by offsetting the amount receivable against amounts of federal taxes payable on a monthly basis, starting in May, 2020, within the five-year period specified by the relevant law of limitation.

In this context, the Company transferred to current assets the credits for which the expectation of offsetting does not exceed a period of 12 months: R$ 357,334 for the PIS/Pasep taxes, and R$ 1,645,903 for the Cofins tax.

Based on the opinion of its legal advisers, the Company believes that a portion of the credits to be received by Cemig D should be reimbursed to its customers, considering a maximum period for calculation of the reimbursement of 10 years. Thus, Cemig D has constituted a liability corresponding to the total amount of the tax credits comprising the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating, presented in Note 20. Cemig D awaits the regulator’a conclusion about the mechanisms and criteria for the reimbursement to its customers.

The accounting effects relating to the recognition of the PIS/Pasep and Cofins taxes credits, including their monetary updating by the Selic rate, were recognized in the income statement in 2019, at net amount, updated to December 31, 2019, of R$1,965,116. Of this amount, R$1,427,786 and R$1,549,663 were recognized as operational revenue and financial revenue (net of PIS/Pasep and Cofins taxes), respectively. In addition, the amount of R$1,012,333 was recorded as IRPJ and CSLL.

These credits and the reimbursement to customers are updated by the Selic rate until offsetting of the amount receivable against amounts payable or until reimbursement to customers. On June 30, 2020, the net effect in the consolidated and individual finance income is R$27,092 and R$3,489, respectively, more details see note 28.

b)	Other recoverable taxes

The ICMS (VAT) credits that are reported in non-current assets arise mainly from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current is made in accordance with management's best estimate of the amounts which will likely be realized after December 2020.

Credits of PIS/Pasep and Cofins generated by the acquisition of machinery and equipment can be offset immediately.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)   Income tax and social contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of previous years and to advance payments which will be offset against federal taxes eventually payable.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Income tax	502,183	607,719	159,550	191,838
Social contribution tax	190,261	241,496	33,005	33,008
	692,444	849,215	192,555	224,846

Current	496,822	621,302	-	-
Non-current	195,622	227,913	192,555	224,846

The balances of income tax and social contribution tax posted in non-current assets arise from advanced payments required by tax law and withholding taxes, which the expectation of offsetting is greater than 12 months.

b)	Income tax and social contribution tax payable

The balances of income tax and Social Contribution tax recorded in current liabilities refer mainly to the taxes owed by the subsidiaries which report by the Real Profit method and have opted to make monthly payments based on estimated revenue, and also by the subsidiaries that have opted for the Presumed Profit method, in which payments are made quarterly.

	Consolidated
	Jun. 30, 2020	Dec. 31, 2019
Current
Income tax	48,749	98,712
Social contribution tax	16,856	35,156
	65,605	133,868

c)	Deferred income tax and social contribution tax

The Company and its subsidiaries have deferred taxed assets and liabilities from unused tax loss carryforwards, negative base for the Social Contribution tax, and deductible temporary differences, at the statutory rates applicable to each legal entity in Brazil of 25% (for Income tax) and 9% (for the Social Contribution tax), as follows:

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Deferred tax assets
Tax loss carryforwards	681,597	116,266	124,654	116,266
Provisions for contingencies	531,933	544,015	67,403	67,454
Provisions for losses on investments	701,377	660,204	428,472	382,904
Provision PUT SAAG	171,918	164,166	-	-
Post-employment obligations	2,134,256	2,089,695	239,342	233,090
Estimated provision for doubtful receivables	319,484	283,023	8,532	8,532
Others	155,769	170,247	4,411	3,655
Total	4,696,334	4,027,616	872,814	811,901

Deferred tax liabilities
Funding cost	(13,595)	(15,985)	-	-
Deemed cost	(228,293)	(231,833)	-	-
Acquisition costs of equity interests	(493,120)	(502,503)	(128,608)	(130,282)
Borrowing costs capitalized	(169,644)	(166,478)	-	-
Adjustment to expectation of cash flow – Concession assets	(876,730)	(761,470)	-	-
Adjustment to fair value: Swap/Gains	(1,115,707)	(574,921)	-	-
Others	(15,143)	(5,694)	(910)	(888)
Total	(2,912,232)	(2,258,884)	(129,518)	(131,170)
Total, net	1,784,102	1,768,732	743,296	680,731

Total assets	2,537,820	2,429,789	743,296	680,731
Total liabilities	(753,718)	(661,057)	-	-

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated	Parent Company
Balance at December 31, 2018	1,418,444	809,270
Effects allocated to Statement of comprehensive income	(410,326)	(31,092)
Others	(177)	-
Balance at June 30, 2019	1,007,941	778,178

Balance at December 31, 2019	1,768,732	680,731
Effects allocated to net profit	14,763	62,565
Others	607	-
Balance at June 30, 2020	1,784,102	743,296

26

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and social contribution tax (rate 9%) with the current income tax expense in the Statement of income:

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Profit before income tax and social contribution tax	1,366,704	4,600,697	924,145	3,040,901
Income tax and Social Contribution tax – nominal expense (34%)	(464,679)	(1,564,237)	(314,209)	(1,033,906)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	48,863	28,326	390,927	906,096
Tax incentives	17,754	46,184	-	84
Difference between Presumed Profit and Real Profit	45,484	45,709	-	-
Non-deductible penalties	(12,145)	(12,487)	(282)	(14)
Estimated losses on doubtful accounts receivable from related parties	(12,703)	(233,931)	(12,703)	-
Others	(2,130)	1,964	(1,187)	(1,311)
Income tax and Social Contribution – effective gain (expense)	(379,556)	(1,688,472)	62,546	(129,051)

Current tax	(394,319)	(1,278,146)	(19)	(97,959)
Deferred tax	14,763	(410,326)	62,565	(31,092)
	(379,556)	(1,688,472)	62,546	(129,051)
Effective rate	(27.77)%	(36.70)%	6.77%	(4.24)%

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Profit before income tax and social contribution tax	1,527,980	3,471,969	1,179,960	2,266,104
Income tax and Social Contribution tax – nominal expense (34%)	(519,513)	(1,180,469)	(401,186)	(770,475)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	22,449	6,392	278,010	620,086
Tax incentives	8,896	33,621	-	84
Difference between Presumed Profit and Real Profit	23,934	18,456	-	-
Non-deductible penalties	(5,151)	(4,548)	(13)	(10)
Estimated losses on doubtful accounts receivable from related parties	(12,703)	(233,931)	(12,703)	-
Others	(1,898)	3,496	(262)	(1,015)
Income tax and Social Contribution – effective gain (expense)	(483,986)	(1,356,983)	(136,154)	(151,330)

Current tax	(198,803)	(973,424)	-	(97,959)
Deferred tax	(285,183)	(383,559)	(136,154)	(53,371)
	(483,986)	(1,356,983)	(136,154)	(151,330)
Effective rate	(31.67)%	(39.08)%	(11.54)%	(6.68)%

27

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase (‘AFAC’), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M index up to the date of actual payment, the first to become due on November 10, 2017. The agreement states that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues.

Considering the provision referred to in the previous paragraph, the Company withheld an amount of R$147,798 in 2019, corresponding to the dividends that would have been payable to Minas Gerais State on that year. The balance receivable on June 30, 2020, R$120,258 (R$115,202 on December, 31, 2019), was classified as Non-current asset, as a result of the delays in installments past due since January 2018.

Due to the garantees mentioned above, which the Company intends to remain executing in the event of non-receipt of the amount agreed in the debt recognition agreement, there is no expectation of losses in the realization of these receivables.

28

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.	ESCROW DEPOSITS

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Labor claims	327,703	354,859	34,445	41,597

Tax contingencies
Income tax on Interest on Equity	28,878	28,612	286	281
PIS/Pasep and Cofins taxes (1)	66,988	1,447,839	-	-
Donations and legacy tax (ITCD)	53,679	53,045	53,239	52,606
Urban property tax (IPTU)	81,029	79,055	59,690	58,705
Finsocial tax	40,106	39,718	40,106	39,718
Income tax and Social Contr. Tax on indemnity for employees’ ‘Anuênio’ benefit (2)	284,386	282,071	13,657	13,546
Income tax withheld at source on inflationary profit	8,622	8,574	8,622	8,574
Contribution tax effective rate (3)	19,839	18,062	-	-
ICMS credits on PP&E	66,947	38,740	-	-
Others (4)	93,595	93,144	66,266	65,887
	744,069	2,088,860	241,866	239,317

Others
Regulatory	42,986	43,180	19,416	19,760
Third party	10,646	10,515	3,481	3,703
Customer relations	7,253	6,874	1,299	1,466
Court embargo	13,976	12,180	2,719	2,868
Others	23,621	23,771	1,378	1,354
	98,482	96,520	28,293	29,151
	1,170,254	2,540,239	304,604	310,065
(1)	This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied. More details below.
(2)	See more details in Note 24 – Provisions under the section relating to the ‘Anuênio indemnity’.
(3)	Escrow deposit in the legal action challenging an infringement claim relating to application of Social Contribution tax to amounts of cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with liability suspended.
(4)	Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

Release of escrow deposits

On February 13, 2020, the escrow deposits in the action challenging the constitutionality of inclusion of ICMS value added tax within the taxable amount for calculation of PIS/Pasep and Cofins taxes were released for an amount of R$1,382,571, of which R$1,186,402 and R$196,169 were released to Cemig D and Cemig GT, respectively. The escrow deposits from the others wholly-owned subsidiaries will be claimed in their judicial action challenging the matter as they reach the final judgement.

12.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services – TUSD and EUST (Charges for Use of the Transmission System) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On June 30, 2020, the amount recognized as subsidies revenues was R$570,607 (R$251,647 on December 31, 2019). Of such amounts, the Company has a receivable of R$89,048 (R$96,776 on December 31, 2019) in current assets, being R$85,543 (R$93,673 on December 31, 2019) held by Cemig D and R$3,505 (R$3,103 on December 31, 2019) held by Cemig GT.

29

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.	CONCESSION FINANCIAL AND SECTOR ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2020	Dec. 31, 2019
Concession financial assets
Distribution concessions (13.1)	481,371	459,711
Gas concessions (13.1)	24,723	23,663
Indemnifiable receivable – Transmission (13.2)	1,265,445	1,280,652
Indemnifiable receivable – Generation (13.3)	816,202	816,202
Concession grant fee – Generation concessions (13.4)	2,482,994	2,468,216
	5,070,735	5,048,444
Sector financial assets
Amounts receivable from Parcel A (CVA) and Other Financial Components (13.5)	926,183	881,614
Total	5,996,918	5,930,058

Current assets	1,268,509	1,079,743
Non-current assets	4,728,409	4,850,315

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Gas	Consolidated
Balances at December 31, 2018	1,296,314	3,225,132	395,743	-	4,917,189
Amounts received	(88,518)	(127,348)	-	-	(215,866)
Transfers of contract assets	44,082	-	17,260	-	61,342
Transfers to intangible assets	-	-	102	-	102
Monetary updating	71,164	176,151	8,967	-	256,282
Disposals	-	-	(168)	-	(168)
Balances at June 30, 2019	1,323,042	3,273,935	421,904	-	5,018,881

Balances at December 31, 2019	1,280,652	3,284,418	459,711	23,663	5,048,444
Amounts received	(92,642)	(131,634)	-	-	(224,276)
Transfers of contract assets			23,252		23,252
Transfers to intangible assets	-	-	(524)	21	(503)
Financial updating	67,252	146,412	(955)	1,039	213,748
Periodic Tariff Reset adjustments	10,183	-	-	-	10,183
Disposals	-	-	(113)	-	(113)
Balances at June 30, 2020	1,265,445	3,299,196	481,371	24,723	5,070,735

13.1	Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of IFRIC 12 / ICPC 01. The financial assets under these contracts refer to the investments made in infrastructure that will paid by grantor at the end of the concession period and they are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

13.2	Transmission – Indemnifiable receivable

On April 20, 2016, the Mining and Energy Ministry (MME) issued its Ministerial Order 120, which set the amounts ratified by Aneel through its Dispatches, relating to the facilities of the National Grid not yet amortized nor depreciated nor yet reimbursed by the concession-granting power, related to the concession contracts renewed under Law 12,783/2013. These became a component of the Regulatory Remuneration Base of the energy transmission concession holders, as from the 2017 tariff-setting process. These regulations determined the amounts receivable as Permitted Annual Revenue (Receita Anual Permitida - RAP) of the amounts relating to the National Grid.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Based on the regulations of Aneel and the Mining and Energy Ministry, in particular MME Ministerial Order 120/2016 and Aneel Resolution 762/2017, the portion of the Company’s receivable rights for which only the passage of time is required before their payment is governed by IFRS 09 / CPC 48 (financial asset).

Thus, the portion not yet paid, since the extension of the concessions, for the period January 1, 2013 to June 30, 2017, to be received over a period of eight years, considered as a Financial Component, is classified as a Financial asset, since it no longer involves the construction of infrastructure assets, and represents exclusively the portions not paid in the period 2013 to 2017, updated by the regulatory cost of capital of the transmission sector.

The classification of this portion as a financial asset is based on the non-existence of assets linked to the financial component of the National Grid, for which a performance obligation is required for its receipt. In this context, the Company has the unconditional right to the receivable, specified in Article 15 of Law 12,783/2013 and also in the regulations of Aneel, requiring, basically, only the passage of time for receipt of the amounts payable. The financial asset recognized is classified as measured at amortized cost, in the terms of IFRS 09 / CPC 48, since its remuneration is based on the regulatory cost of capital, previously set by Aneel through its Resolution 762/2017 and is maintained in a business model whose objective is the receipt of contractual cash flows, constituting payment of principal and interest on the principal yet unpaid.

In relation to the facilities of the National Grid linked to the Company’s concession contract, Aneel ratified, through its Dispatch 2,181, on august, 16, 2016, homologated the amount of R$892,050, in December, 2012, for the portion of the residual value of assets to be paid to the Company. This amount was recorded as a financial asset, with specific maturity and interest rate, in accordance with its characteristics.

The amount of the indemnity receivable, updated to June 30, 2020, of R$1,265,445 (R$1,280,652 on December 31, 2019) is classified as a financial asset, at amortized cost, in accordance with IFRS 9, as follows:

Portion of remuneration and depreciation not paid since the extensions of concessions

An amount of R$785,488 (R$832,915 on December 31, 2019), corresponding to remuneration and depreciation not paid since the extension of the concessions, until the tariff adjustment of 2017, which will be inflation adjusted using the IPCA (Expanded National Customer Price) index and remunerated at the weighted average cost of capital of the transmission segment as defined by the regulator for the periodic tariff review, to be paid over a period of eight years through the RAP, since July of 2017.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On June 30, 2020 Aneel approved the periodic reset of Annual Revenue Permitted (ARAP) by Ratification Resolution n. 2,712/2020, resulting in an adjustment of R$ 10,183 in the financial component of RAP, mainly arising from the retrospective alteration as from July 1, 2018, of the transmission sector Weighted Average Cost of Capital. For more information on the RAP periodic reset , please see Note 14 to the financial statements.

Residual Value of transmission assets – the regulatory cost of capital updating

On April 10, 2017, a preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of remuneration at cost of equity of portions of “National Grid” assets not yet paid from 2013 to 2017 owned to the agents that accepted the terms of Law 12,783/13.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of equity included since the date of extension of the concessions – amounting to R$470,797 at June 30, 2020 (R$447,737 at December 31, 2019), adjusted by the IPCA index and by the regulatory weighted average cost of capital (regulatory wacc).

In June 2020, due to revocation of the majority of the injunctions, and in compliance with the Execution Opinions issued by the Federal Public Attorneys’ Office to Aneel, the effects caused by the reversal of these injunctions were calculated, for inclusion of the cost of equity in the transmission revenue starting with the 2020-21 cycle, considering all retrospective effects, including those arising from the assumptions adopted in the 2018 RAP periodic reset. At this moment Aneel provisionally ratified only the inclusion of the cost of equity updated by IPCA index of the period between the 2017-18 and 2019-20 tariff cycles, considering the need for deeper examination of the legal conditions for analysis of the Company’s appeal, which require the inclusion of the wacc remuneration for the periods in which it was suspended, in the average amount of R$86,042.

Cemig GT believes that the treatment given to this component, which includes updating by the IPCA inflation index, plus the regulatory weighted average cost of capital, of the period from June 2017 to June 2020, appropriately reflects the regulations issued by the grantor authority. Company has no expectation of loss in relation to realization of these amounts.

The difference due the incorporation of the cost of equity remuneration, arising from the amounts actually paid and the amounts due between the 2017-18 and 2019-20 cycles, will be incorporated into the RAP through Adjustment Parcels, over three cycles. The total value for this parameter to be received in the 2020-21 cycle, which includes accrual in the current cycle, in the amount of R$ 65,945, totals approximately R$131,075.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.3	Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances are recognized in financial assets, at fair value through profit or loss, and totaled R$816,202 on June 30, 2020 and December 31, 2019.

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)

Lot D
UHE Três Marias	July 2015	396	71,694	413,450
UHE Salto Grande	July 2015	102	10,835	39,379
UHE Itutinga	July 2015	52	3,671	6,589
UHE Camargos	July 2015	46	7,818	23,095
PCH Piau	July 2015	18.01	1,531	9,005
PCH Gafanhoto	July 2015	14	1,232	10,262
PCH Peti	July 2015	9.4	1,346	7,871
PCH Dona Rita	Sep. 2013	2.41	534	534
PCH Tronqueiras	July 2015	8.5	1,908	12,323
PCH Joasal	July 2015	8.4	1,379	7,622
PCH Martins	July 2015	7.7	2,132	4,041
PCH Cajuru	July 2015	7.2	3,576	4,252
PCH Paciência	July 2015	4.08	728	3,936
PCH Marmelos	July 2015	4	616	4,265
Others
UHE Volta Grande	Feb. 2017	380	25,621	70,118
UHE Miranda	Dec. 2016	408	26,710	22,546
UHE Jaguara	Aug. 2013	424	40,452	174,203
UHE São Simão	Jan. 2015	1,710	1,762	2,711
		3,601.70	203,545	816,202

As specified by the regulator (Aneel) in Normative Resolution 615/2014, the valuation reports that support the amounts in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have been submitted to the regulator. The Company does not expect any losses in the realization of these amounts.

On June, 30 2020, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$174,203, R$2,711 and R$22,546, respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company is in a process of discussion with Aneel (the regulator). Management of the subsidiary Cemig GT does not expect losses in realization of these amounts.

In 2019, Plubic Hearing 003/2019 was opened to obtain inputs on improvement of the regulation of criteria and procedures for calculation of investments in revertible assets, not yet amortized or not depreciated, of generation concessions (whether extended or not), under Law 12,783/2013. Technical Note 096/2019 was published on September 30, 2019. However the Normative Resolution has not yet been voted on by the Council of Aneel.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.4	Concession grant fee – Generation concessions

The concession grant fee paid for a 30-year concession contracts Nº. 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPE	Plants	Dec. 31, 2019	Monetary updating	Amounts received	Jun. 30, 2020
Cemig Geração Três Marias S.A.	Três Marias	1,402,425	78,463	(70,727)	1,410,161
Cemig Geração Salto Grande S.A.	Salto Grande	440,158	24,755	(22,305)	442,608
Cemig Geração Itutinga S.A.	Itutinga	164,799	10,604	(9,483)	165,920
Cemig Geração Camargos S.A.	Camargos	123,585	7,892	(7,059)	124,418
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	161,490	11,123	(9,933)	162,680
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	109,757	8,443	(7,542)	110,658
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	66,002	5,132	(4,585)	66,549
Total		2,468,216	146,412	(131,634)	2,482,994

SPE	Plants	Dec. 31, 2018	Monetary updating	Amounts received	Jun. 30, 2019
Cemig Geração Três Marias S.A.	Três Marias	1,369,900	95,560	(68,423)	1,397,037
Cemig Geração Salto Grande S.A.	Salto Grande	429,910	30,116	(21,578)	438,448
Cemig Geração Itutinga S.A.	Itutinga	160,601	12,554	(9,174)	163,981
Cemig Geração Camargos S.A.	Camargos	120,452	9,357	(6,830)	122,979
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	157,217	13,003	(9,609)	160,611
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	106,697	9,685	(7,297)	109,085
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	64,153	5,876	(4,437)	65,592
Total		2,408,930	176,151	(127,348)	2,457,733

Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

Sector assets and liabilities

13.5	Account for compensation of variation of parcel A items (CVA) and Other financial components

The Amendment that extended concession period of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (Compensation for Variation of Parcel A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

Balance sheet	Jun. 30, 2020			Dec. 31, 2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	2,584,672	1,274,326	3,858,998	1,286,413	2,144,280	3,430,693
Current assets	2,584,672	424,819	3,009,491	1,286,413	1,269,049	2,555,462
Non-current assets	-	849,507	849,507	-	875,231	875,231

Liabilities	(2,194,477)	(738,338)	(2,932,815)	(882,425)	(1,666,654)	(2,549,079)
Current liabilities	(2,194,477)	(128,572)	(2,323,049)	(882,425)	(1,032,876)	(1,915,301)
Non-current liabilities	-	(609,766)	(609,766)	-	(633,778)	(633,778)

Total current, net	390,195	296,247	686,442	403,988	236,173	640,161
Total non-current, net	-	239,741	239,741	-	241,453	241,453
Total, net	390,195	535,988	926,183	403,988	477,626	881,614

Financial components	Jun. 30, 2020			Dec. 31, 2019
	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Parcel A’
Energy Development Account (CDE) quota	165,747	(3,138)	162,609	118,775	29,398	148,173
Tariff for use of transmission facilities of grid participants	179,527	2,001	181,528	(18,157)	113,801	95,644
Tariff for transport of Itaipu supply	21,151	5,397	26,548	8,691	16,069	24,760
Alternative power source program (Proinfa)	(28,891)	-	(28,891)	10,542	(5,859)	4,683
ESS/EER System Service/Energy Charges	(314,817)	(39,835)	(354,652)	(161,253)	(135,703)	(296,956)
Energy bought for resale	846,509	38,412	884,921	661,108	631,920	1,293,028

Other financial components
Over contracting of supply (1)	(122,822)	439,564	316,742	(83,718)	215,508	131,790
Neutrality of Parcel A	(5,952)	126,415	120,463	(29,697)	(11,915)	(41,612)
Other financial items	(267,248)	(18,064)	(285,312)	(70,219)	(206,481)	(276,700)
Tariff Flag balances	-	-	-	-	(102,976)	(102,976)
Excess demand and reactive power	(83,009)	(14,764)	(97,773)	(32,084)	(66,136)	(98,220)
TOTAL	390,195	535,988	926,183	403,988	477,626	881,614

(1)	In 2017 and 2018 Cemig D over contracted and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment, when Aneel publishes the Dispatch that makes the numbers in question official. The Company has no expectation of loss in relation to realization of these amounts. The Company recognizes this receivable asset, in the amount of R$220,657, as ‘Other financial components’, to be approved by Aneel in the next forthcoming tariff adjustments.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in balances of financial assets and liabilities:

Balance at December 31, 2018	1,080,693
Additions	254,930
Amortization	(174,689)
Payments from the Flag Tariff Centralizing Account	(83,115)
Updating – Selic rate (Note 28)	53,046
Balance at June 30, 2019	1,130,865

Balance at December 31, 2019	881,614
Additions	444,532
Amortization	(362,880)
Payments from the Flag Tariff Centralizing Account	(62,771)
Updating – Selic rate (Note 28)	25,688
Balance at June 30, 2020	926,183

Payments from the Flag Tariff Centralizing Account

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Power Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

From January to June 2020, funds passed through by the Flag Account totaled R$62,771 (R$83,115 from January to June 2019), and were recognized as a partial realization of CVA receivables constituted.

Cemig D tariff adjustment

On June 25, 2020, the regulator (Aneel) approved the Annual Adjustment for Cemig D, effective as of May 28, 2020, providing an average increase for customers of 4.27%, whereas 0.84% corresponded to Cemig D’s manageable costs (Portion B) and the remaining portion, of 3.43%, has zero economic effect, not affecting profitability, since it represents direct pass-through, within the tariff, relating to the following itens: (i) increase of 5.30% in non-manageable (‘Parcel A’) costs – mainly purchase of energy supply, regulatory charges and transmission charges; (ii) ) increase of 6.71% in the financial components of the current process, led by the CVA currently being processed, which had an effect of 5.47%; and (iii) 8.58% was withdrawn from the financial components of the prior process.

Although the adjustment is effective from May 28, 2020 to May 27 2021, its application was suspended until June 30, 2020, maintaining the previous tariffs during the suspension period. Additionally, the Cemig D’s right to receive R$ 63,147, for non-collection of additional tariff revenue in the period, was recognized. This amount was part of the total limit set for the Covid-account funding established for Cemig D under Normative Resolution 885/2020. For more information on the Covid-account, see Note 1(c) to this interim financial statements.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Administrative appeals were filed with Aneel, contesting the ratification of the annual tariff increase of 4.27% to Cemig D, and requesting its annulment, with the restitution to Cemig D’s customers of the amounts of the escrow deposits released as a result of the Supreme Court judgment, in the form that creates overall precedent, which determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes payable.. The current administrative appeals request a creation of a negative financial component in the calculation of Cemig D’s annual tariff adjustment.

Aneel has given Cemig D the right of reply, and, based on internal assessments and those of its legal advisers, as well as the exceptional economic scenario caused by the Covid-19 pandemic, Cemig D, on August 5, 2020, has submitted to Aneel a proposal for a the restitution to its customers of a total amount of R$ 714 million – corresponding to part of the escrow deposits released by the court due to Cemig’s success in the Claim.

Cemig’s decision represents an anticipation of the effects, and treatment in terms of regulations of the Supreme Court’s decision that determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes. These regulations will be applied equally to all energy distribution concessions through an Aneel normative ruling, which will be issued after conclusion of Public Consultation 005/2020 – during which there will be discussion on the merits, and in which Cemig will be able to take part in a wide-ranging discussion on the subject. The portion of the credits that Cemig D proposes to refund to its customers are recorded as a liability, as presented in note 20.

Cemig D’s proposal will also be subjected to ANEEL’s analysis and deliberation.

14.	CONCESSION CONTRACT ASSETS

Under IFRS 15 / CPC 47 – Revenue from contracts with customers, the infrastructure construction revenue for which the right to consideration depends on satisfaction of performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets as follows:

	Consolidated
	Jun. 30, 2020	Dec. 31, 2019
Distribution – Infrastructure assets under construction	819,767	740,044
Gas – Infrastructure assets under construction	85,624	67,951
Transmission – Indemnity assets incorporated into the Assets Remuneration Base	505,564	347,691
Transmission – Assets remunerated by tariff	1,195,339	848,543
	2,606,294	2,004,229

Current	176,299	171,849
Non-current	2,429,995	1,832,380

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Total
Balance at December 31, 2018	1,129,310	518,162	81,475	1,728,947
Additions	82,989	347,052	19,069	449,110
Inflation adjustment	19,256	-	-	19,256
Amounts received	(63,075)	-	-	(63,075)
Adjustment to expected contract cash flow from the concession	7,834	-	-	7,834
Disposals	(1,824)	-	(145)	(1,969)
Transfers to financial assets	(44,082)	(17,260)	-	(61,342)
Transfers to intangible assets	-	(270,000)	(10,653)	(280,653)
Transfers to PP&E	(22)	-	-	(22)
Reversals of impairment losses (1)	-	26,016	-	26,016
Balance at June 30, 2019	1,130,386	603,970	89,746	1,824,102

Balance at December 31, 2019	1,196,234	740,044	67,951	2,004,229

Additions	74,044	569,417	27,887	671,348
Adjustment to expected contract cash flow from the concession	14,695	-	-	14,695
Adjustment to expected contract cash flow from the concession – Periodic Tariff Reset adjustments	419,657	-	-	419,657
Amounts received	(99,882)	-	-	(99,882)
Disposals	(602)	-	(2,686)	(3,288)
Impairment (1)	(11,175)	7,942	-	(3,233)
Contract assets of business combination	107,932	-	-	107,932
Transfers to financial assets	-	(23,252)	-	(23,252)
Transfers to intangible assets	-	(474,384)	(7,528)	(481,912)
Balance at June 30, 2020	1,700,903	819,767	85,624	2,606,294
(1)	As of December, 31, 2018, the subsidiary Cemig D recognized a provision of R$42,029 for impairment of certain long-term assets in progress. The amount of R$26,016 was reversed in the second quarter of 2019. In the second semester of 2020, Cemig D recorded a reversal of impairment amounting to R$7,942. The impairment of transmission contract asset, recorded in others expenses, refers to costs of assets not incorporated into the remuneration base and that are not expected to be recovered, in the amount of R$11,175.

The amount of additions in the period ended June 30, 2020 includes R$22,626 under the heading Capitalized borrowing costs, as presented in Note 22.

The Company has not identified any evidence of impairment of the others contract assets, with definite expected useful life. The Company doesn’t have any contract asset with indefinite useful life.

Energy and gas distribution activities

The concession infrastructure assets still under construction are recognized initially as contract assets, measured at amortized cost, including borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are split into financial assets and intangible assets.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The transmission activity

Periodic Reset of Permitted Annual Revenue - RAP

On June 30, 2020, Aneel ratified the results of the Periodic Tariff Reset through Ratifying Resolution 2,712/2020, setting the revaluation of the Permitted Annual Revenue (RAP) to be applied from July 1, 2018. The result of the RAP Periodic Reset was a net increase of 9.13%, comprising: (i) –10.25%, arising from revaluation of the assets created by reinforcements and improvements (incremental basis); (ii) 0.51% for the assets reincorporated into the Remuneration Base; and (iii) 37.89% for the review of the financial component of RAP and change of the weighted average Regulatory Cost of Capital (WACC).

The assets posted in this line are:

Remaining National Grid balance to be received through RAP - The portion of the RAP relating to the facilities of the National Grid arising from the regulatory reintegration quota incorporated into the Remuneration Base, under Mining and Energy Ministry Order 120/2016 and Aneel Resolution 762/2017, is classified as a contractual asset, since satisfaction of the performance obligation linked to their construction occurs during their useful life (availability of the network).

The right to the consideration linked to these assets depends on the availability of the network, since they were reincorporated into the Remuneration Base by the renewal of the concession contract, under Law 12,783/2013, and will be received for the remaining period of their useful life, whilst the services of operation and maintenance are rendered.

Thus, the asset is recognized, under IFRS 15 / CPC 47, as a contract asset, representing the performance concluded prior to the right to receipt of the consideration, which will take place during the utilization of the infrastructure built, for the period of its useful life, in accordance with Aneel Resolution 762/2017, concomitantly with the provision of services of operation and maintenance, which are necessary for availability of the network.

As a result of the Tariff PeriodicReset, the economic portion of RAP was remeasured in accordance with the applicable regulatory rules, resulting in an addition of R$220,943 to the Cemig GT’s income for the period ended June 30, 2020.

The remaining balance of the indemnity for transmission, due to acceptance of the terms of Law 12,783/13, and the adjustments arising from periodic reset of RAP (RTP), of R$505,564 at June 30, 2020 (R$347,691 at December 31, 2019) was incorporated into the Assets Remuneration Base and is being recovered through the Annual Permitted Revenue (RAP).

Transmission – Assets remunerated by tariff - For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator (ANEEL) calculates an additional portion of Permitted Annual Revenue (RAP) from the date that the new facilities enter commercial operation.

39

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Under the Proret, the revenue established in the Resolutions is payable to the transmission concession holders as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then finally determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting on the date when commercial operations begin. At June 30, 2020, the receivable amounts to R$1,125,003 (R$848,543 on December, 31, 2019), which includes the Centroeste contract asset, related to the Furnas – Pimenta transmission line, acquired in business combination detailed in Note 15(c).

The assets arising from reinforcements and improvements related to the period from January 2013 to January 2018 were remeasured using the Aneel Reference Price Bank, in accordance with the regulatory requirement due to the Periodic Reset of RAP ratified by Aneel on June 30, 2020. The remeasurement of this Remuneration Base resulted in an increase of R$ 198,714 in the Company’s income.

The construction of infrastructure grants to the operator a right to receive consideration due to performance obligations represented by the construction, which is not unconditional until the satisfaction of performance obligations related to the operation and maintenance of the transmission lines. The revenue and costs related to construction of these assets are recognized in the statement of income as expenditures incurred.

15.	INVESTMENTS

Investee	Control	Consolidated		Parent Company
		Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Cemig Geração e Transmissão	Subsidiary	-	-	5,581,416	5,217,692
Hidrelétrica Cachoeirão	Jointly-controlled	52,665	53,728	-	-
Guanhães Energia	Jointly-controlled	130,723	131,076	-	-
Hidrelétrica Pipoca	Jointly-controlled	32,771	30,730	-	-
Retiro Baixo	Jointly-controlled	188,352	180,043	-	-
Aliança Norte (Belo Monte Plant)	Jointly-controlled	655,246	671,166	-	-
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	1,003,569	1,027,860	-	-
Madeira Energia (Santo Antônio Plant)	Affiliated	141,675	166,617	-	-
FIP Melbourne (Santo Antônio Plant)	Affiliated	364,679	384,809	-	-
Lightger	Jointly-controlled	128,820	127,976	-	-
Baguari Energia	Jointly-controlled	158,341	157,499	-	-
Aliança Geração	Jointly-controlled	1,244,066	1,191,550	-	-
Cemig Distribuição	Subsidiary	-	-	5,657,494	4,708,208
TAESA	Jointly-controlled	1,314,968	1,213,193	1,314,968	1,213,193
Ativas Data Center	Affiliated	16,535	16,114	16,535	16,114
Gasmig	Subsidiary	-	-	1,451,496	1,410,950
Cemig Geração Distribuída	Subsidiary	-	-	11,499	10,798
Cemig Sim (Efficientia) (1)	Subsidiary	-	-	25,979	17,156
UFV Janaúba Geração de Energia Elétrica Distribuída	Affiliated	10,029	10,050	-	-
Companhia de Transmissão Centroeste de Minas	Subsidiary	-	23,984	109,509	23,984
Axxiom Soluções Tecnológicas	Jointly-controlled	12,741	12,996	12,741	12,996
Total of investments		5,455,180	5,399,391	14,181,637	12,631,091
Itaocara – equity deficit	Jointly-controlled	(22,153)	(21,810)	-	-
Total		5,433,027	5,377,581	14,181,637	12,631,091

(1)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interests in the Light, classified as assets held for sale, Madeira Energia (‘Santo Antônio’ power plant), UFV Janaúba Geração de Energia Elétrica Distribuída and Ativas Data Center.

On December 31, 2019, the investee Usina Hidrelétrica Itaocara had negative shareholders’ equity. Thus, after reducing the accounting value of its interest to zero, the Company recognized the loss to the extent that it assumed contractual obligations with the subsidiary and the other shareholders, which on June 30, 2020 is R$22,153 (R$21,810 on December 31, 2019).

For the second quarter of 2020, management considered that there was some indication, due to the economic shock of the Covid-19 pandemic (Note 1C), of potential decline in value of assets, as referred to in IAS 36 / CPC 01 – Impairments. Considering, however, the pandemic’s effects on the economic context, and the fact that the long-term expectation of realization of the assets underwent no change, management of the Company and its subsidiaries concluded that the reported assets net carrying amount is recoverable, and thus that there was no need to recognize any impairment loss in the Company nor its subsidiaries as a result of the current economic scenario.

Additionally, in relation to the above, the Company’s management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D; the guarantee of revenues of the transmission companies; the protection against force majeure reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries’ ability to continue as going concern is secure.

a)	Right to exploitation of the regulated activity

In the process of allocate the purchase price for of the acquisition of the jointly-controlled subsidiaries and affiliates, a valuation was made for the intangible assets relating to the right to operate the infrastructure. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on a straight-line basis.

The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$56,965 (R$60,072 on December 31, 2019) and R$55,050 (R$66,606 on December 31, 2019), respectively, are included in the financial statements of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession. For further information see note 17.

Changes in these assets are as follows:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PARENT COMPANY
Investees	Dec. 31, 2018	Amortization	Jun. 30, 2019	Dec. 31, 2019	Amortization	Jun. 30, 2020
Lightger	83,990	-	83,990	81,489	(1,249)	80,240
TAESA	179,424	(4,660)	174,764	170,103	(4,660)	165,443
Gasmig	442,016	(7,628)	434,388	426,760	(7,629)	419,131
TOTAL	705,430	(12,288)	693,142	678,352	(13,538)	664,814

CONSOLIDATED
Investees	Dec. 31, 2018	Amortization	Jun. 30, 2019	Dec. 31, 2019	Amortization	Jun. 30, 2020
Cemig Geração e Transmissão
Retiro Baixo	31,966	(695)	31,271	30,576	(694)	29,882
Madeira Energia (Santo Antônio Plant)	18,000	(369)	17,631	17,263	(368)	16,895
Lightger	83,990	-	83,990	81,489	(1,249)	80,240
Aliança Geração	377,534	(12,655)	364,879	352,225	(12,655)	339,570
Aliança Norte (Belo Monte Plant)	52,575	(986)	51,589	50,603	(986)	49,617
TAESA	179,424	(4,660)	174,764	170,103	(4,660)	165,443
TOTAL	743,489	(19,365)	724,124	702,259	(20,612)	681,647

b)	Changes in investments in subsidiaries, jointly-controlled entities and affiliates:
PARENT COMPANY
Investees	Dec. 31, 2019	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired	Additions / acquisitions	Dividends	Others (1)	Jun. 30, 2020
Cemig Geração e Transmissão	5,217,692	363,724	-	-	-	-	5,581,416
Cemig Distribuição (2)	4,708,208	479,390	-	-	469,896	-	5,657,494
Ativas Data Center	16,114	421	-	-	-	-	16,535
Gasmig	1,410,950	98,816	-	-	(57,568)	(702)	1,451,496
Cemig Geração Distribuída	10,798	701	-	-	-	-	11,499
Cemig Sim (Efficientia) (3)	17,156	(487)	-	9,310	-	-	25,979
Companhia de Transmissão Centroeste de Minas	23,984	(3,459)	37,469	44,775	(7,527)	14,267	109,509
Axxiom Soluções Tecnológicas	12,996	(255)	-	-	-	-	12,741
Taesa	1,213,193	167,556	-	-	(65,781)	-	1,314,968
	12,631,091	1,106,407	37,469	54,085	339,020	13,565	14,181,637

(2)	The amount of R$14,267 refers to the bargain purchase arising from the business combination in which the Company obtained control of Centroeste. For further information, see item c from this Note.
(3)	On July 18, 2020, the Board of Directors of Cemig D submitted a new proposal to the Annual General Meeting held on July 31, 2020, for allocation of the net income for 2019, which included payment of dividends and interest on Equity (calculated as part of mandatory minimum dividend), totaling R$390,537, reducing in R$469,896 the amount originally proposed as shown in this subsidiary financial statements for 2019. The dividends declared corresponds to 25% of the net income adjusted by legal reserve constitution and are in accordance with regulations from Aneel, which limit dividends declaration by energy distribution concession holders in certain circumstances of non-compliance with effiency criteria. For more information, please see Note 29.
(4)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PARENT COMPANY
Investees	Dec. 31, 2018	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Others	Jun. 30, 2019
Cemig Geração e Transmissão	5,064,127	920,347	-	-	-	5,984,474
Cemig Distribuição	4,642,358	1,567,167	-	-	-	6,209,525
Ativas Data Center	16,509	(414)	-	-	-	16,095
Gasmig	1,439,005	79,522	(113,687)	-	(864)	1,403,976
Cemig Geração Distribuída	2,741	(1,353)	(944)	10,337	-	10,781
LEPSA	5,099	9	-	-	(5,108)	-
RME	47,155	6,652	-	-	(53,807)	-
Cemig Sim (Efficientia)	17,532	334	(1,456)	-	-	16,410
Companhia de Transmissão Centroeste de Minas	19,690	2,848	-	-	-	22,538
Axxiom Soluções Tecnológicas	8,301	-	-	5,765	-	14,066
Taesa	1,143,189	97,719	(33,363)	-	(193)	1,207,352
Cemig Overseas	-	-	-	-	37	37
	12,405,706	2,672,831	(149,450)	16,102	(59,935)	14,885,254

CONSOLIDATED
Investees	Dec. 31, 2019	Gain (loss) by equity method (Income statement)	Remeasurement of previously held equity interest in subsidiaries acquired	Dividends	Additions / acquisitions	Others (1)	Disposals	Jun. 30, 2020
Companhia de Transmissão Centroeste de Minas (1)	23,984	-	37,469	-	44,775	14,267	(120,495)	-
Hidrelétrica Cachoeirão	53,728	3,750	-	(4,813)	-	-	-	52,665
Guanhães Energia	131,076	(353)	-	-	-	-	-	130,723
Hidrelétrica Pipoca	30,730	3,864	-	(1,823)	-	-	-	32,771
Madeira Energia (Santo Antônio Plant)	166,617	(25,026)	-	-	-	84	-	141,675
FIP Melbourne (Santo Antônio Plant)	384,809	(20,130)	-	-	-	-	-	364,679
Lightger	127,976	2,573	-	(1,729)	-	-	-	128,820
Baguari Energia	157,499	11,482	-	(10,640)	-	-	-	158,341
Amazônia Energia (Belo Monte Plant)	1,027,860	(24,366)	-	-	75	-	-	1,003,569
Aliança Norte (Belo Monte Plant)	671,166	(15,920)	-	-	-	-	-	655,246
Ativas Data Center	16,114	421	-	-	-	-	-	16,535
Taesa	1,213,193	167,556	-	(65,781)	-	-	-	1,314,968
Aliança Geração	1,191,550	52,516	-	-	-	-	-	1,244,066
Retiro Baixo	180,043	8,309	-	-	-	-	-	188,352
UFV Janaúba Geração de Energia Elétrica Distribuída	10,050	398	-	(419)	-	-	-	10,029
Axxiom Soluções Tecnológicas	12,996	(255)	-	-	-	-	-	12,741
Total of investments	5,399,391	164,819	37,469	(85,205)	44,850	14,351	(120,495)	5,455,180
Itaocara – equity deficit	(21,810)	(343)	-	-	-	-	-	(22,153)
Total	5,377,581	164,476	37,469	(85,205)	44,850	14,351	(120,495)	5,433,027
(1)	The amount of R$14,267 refers to the bargain purchase arising from the business combination in which the Company obtained control of Centroeste. For further information, see item c from this Note.
43

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CONSOLIDATED
Investees	Dec. 31, 2018	Gain (loss) by equity method (Income statement)	Dividends	Additions / acquisitions	Others	Jun. 30, 2019
Companhia de Transmissão Centroeste de Minas	19,690	2,848	-	-	-	22,538
Hidrelétrica Cachoeirão	49,213	5,310	(3,421)	-	-	51,102
Hidrelétrica Pipoca	30,629	818	(2,220)	-	-	29,227
Madeira Energia (Santo Antônio Plant)	270,090	(38,820)	-	-	-	231,270
FIP Melbourne (Santo Antônio Plant)	470,022	(32,062)	-	-	-	437,960
Baguari Energia	162,224	9,953	(13,563)	-	-	158,614
Amazônia Energia (Belo Monte Plant)	1,012,635	(3,797)	-	75	-	1,008,913
Ativas Data Center	16,509	(414)	-	-	-	16,095
Taesa	1,143,189	97,719	(33,363)	-	(193)	1,207,352
Aliança Geração	1,216,860	60,904	-	-	-	1,277,764
Aliança Norte (Belo Monte Plant)	663,755	(3,587)	-	953	-	661,121
Retiro Baixo	170,720	4,666	-	-	-	175,386
UFV Janaúba Geração de Energia Elétrica Distribuída	9,042	(38)	-	-	-	9,004
Total	5,234,578	103,500	(52,567)	1,028	(193)	5,286,346

Changes in dividends receivable are as follows:

	Consolidated	Parent Company
Balance at December 31, 2018	119,743	945,584
Investees’ dividends proposed	52,567	149,450
Amounts received	(126,791)	(160,864)
Adjustments arising from merger of subsidiaries RME and LUCE	-	2,385
Balance at June 30, 2019	45,519	936,555

Balance at December 31, 2019	185,998	1,726,895
Investees’ dividends proposed (reversion)	85,205	(339,020)
Elimination of dividends due to business combination	(1,217)	-
Adjustment of dividends proposed by investee classified as held for sale	(1,531)	(1,531)
Amounts received	(169,064)	(63,788)
Withholding income tax on Interest on equity	(1,993)	(1,993)
Balance at June 30, 2020	97,398	1,320,563

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Information This table gives the main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company’s ownership interest:

Investees	Number of shares	Jun. 30, 2020			Dec. 31, 2019
		Cemig Stake %	Share capital, R$’000	Equity R$’000	Cemig Stake %	Share capital, R$’000	Equity R$’000
Cemig Geração e Transmissão	2,896,785,358	100.00	2,600,000	5,501,175	100.00	2,600,000	5,136,201
Madeira Energia (Santo Antônio plant)	12,034,025,147	15.51	10,619,786	3,156,678	15.51	10,619,786	3,704,760
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	266,782	49.00	35,000	109,649
Guanhães Energia	548,626,000	49.00	548,626	66,880	49.00	548,626	267,503
Hidrelétrica Pipoca	41,360,000	49.00	41,360	228,197	49.00	41,360	62,715
Baguari Energia (1)	26,157,300,278	69.39	186,573	99,143	69.39	186,573	226,984
Central Eólica Praias de Parajuru	70,560,000	100.00	70,560	87,357	100.00	71,835	89,188
Central Eólica Volta do Rio	117,230,000	100.00	117,230	33,637	100.00	138,867	57,901
Lightger	79,078,937	49.00	79,232	107,480	49.00	79,232	94,871
Aliança Norte (Belo Monte plant)	41,893,675,837	49.00	1,208,071	1,235,977	49.00	1,208,071	1,266,453
Amazônia Energia (Belo Monte plant) (1)	1,322,697,723	74.50	1,322,698	1,347,072	74.50	1,322,598	1,379,678
Aliança Geração	1,291,582	45.00	1,291,488	2,002,729	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	317,576	49.90	225,350	299,532
Renova (1) (2)	41,719,724	36.23	N/D	N/D	36.23	2,960,776	(1,090,547)
Usina Hidrelétrica Itaocara S.A.	69,282,514	49.00	69,283	(45,211)	49.00	69,283	(44,510)
Cemig Baguari	306,000	100.00	306	17	100.00	306	19
Cemig Ger. Três Marias S.A.	1,291,423,369	100.00	1,291,423	1,484,512	100.00	1,291,423	1,407,996
Cemig Ger. Salto Grande S.A.	405,267,607	100.00	405,268	472,415	100.00	405,268	446,318
Cemig Ger. Itutinga S.A.	151,309,332	100.00	151,309	186,968	100.00	151,309	183,617
Cemig Geração Camargos S.A.	113,499,102	100.00	113,499	148,760	100.00	113,499	136,140
Cemig Geração Sul S.A.	148,146,505	100.00	148,147	182,623	100.00	148,147	179,275
Cemig Geração Leste S.A.	100,568,929	100.00	100,569	134,918	100.00	100,569	126,802
Cemig Geração Oeste S.A.	60,595,484	100.00	60,595	80,902	100.00	60,595	72,648
Rosal Energia S.A.	46,944,467	100.00	46,944	130,463	100.00	46,944	127,994
Sá Carvalho S.A.	361,200,000	100.00	36,833	126,535	100.00	36,833	123,929
Horizontes Energia S.A.	39,257,563	100.00	39,258	63,750	100.00	39,258	57,397
Cemig PCH S.A.	45,952,000	100.00	45,952	103,095	100.00	45,952	97,731
Cemig Geração Poço Fundo S.A.	1,402,000	100.00	1,402	3,869	100.00	1,402	3,638
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	56,091	100.00	486	28,263
Cemig Comercializadora de Energia Incentivada S.A.	1,000,000	100.00	1,000	3,326	100.00	1,000	3,359
Cemig Trading S.A.	1,000,000	100.00	1,000	45,370	100.00	1,000	31,027
Cemig Distribuição	2,359,113,452	100.00	5,371,998	5,657,494	100.00	5,371,998	4,708,208
TAESA	1,033,496,721	21.68	3,042,034	5,412,415	21.68	3,042,035	4,926,923
Ativas Data Center	456,540,718	19.60	182,063	84,361	19.60	182,063	82,212
Gasmig	409,255,483	99.57	665,429	1,036,823	99.57	665,429	988,441
Cemig Geração Distribuída	174,281	100.00	174	11,499	100.00	174	10,798
Cemig Sim (Efficientia) (3)	24,431,845	100.00	24,432	25,979	100.00	15,122	17,156
Companhia de Transmissão Centroeste de Minas (4)	28,000,000	100.00	28,000	109,509	51.00	28,000	47,026
Axxiom Soluções Tecnológicas	65,165,000	49.00	65,165	25,677	49.00	58,365	26,522

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	In view of Renova’s negative net equity, the Company reduced to zero the carrying value of its equity interests in this investee, at December 31, 2018. In addition, due to the issues described further in this note, relating to Renova, this investee has not conclued its interim financial information for the period ended on June 30, 2020, and thus their account information is not disclosed.
(3)	On April 14, 2020, the minute of the Annual General Meeting that decided about changes in this subsidiary’s By-laws was registered in the commercial registry authority, changing the name of this subsidiary to Cemig Soluções Inteligentes em Energia S.A.-CEMIG SIM.
(4)	On January 13, 2020, the Company concluded acquisition of the equity interest of 49% of the share capital held by Eletrobras in Centroeste.

The Company has direct and indirect equity interests in the following investees:

Consolidated	Jun. 30, 2020		Dec. 31, 2019
	Direct stake, %	Indirect stake, %	Direct stake, %	Indirect stake, %
Amazônia	74.50%	5.76%	74.50%	5.76%
LightGer	49.00%	11.52%	49.00%	11.52%
Guanhães	49.00%	11.52%	49.00%	11.52%
Axxion	49.00%	11.52%	49.00%	11.52%
UHE Itaocara	49.00%	11.52%	49.00%	11.52%
45

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Madeira Energia S.A. (“MESA”) and FIP Melbourne

MESA is the parent company of Santo Antônio Energia S.A (‘SAESA’), whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, on the Madeira River, and all activities necessary for operation of the plant and its transmission system. Between the shareholders include Furnas, Odebrecht Energia, SAAG and the Company.

On June 30, 2020 the investee MESA reported a loss of R$548,082 (R$454,708 on June 30, 2019) and current liabilities in excess of current assets by R$187,926 (R$427,060 on December 31, 2019). Hydroelectric plants project finances structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm long-term contracts for energy supply as support and guarantee of payment of their debts. To balance the situation of negative working capital, in addition to its long-term sale contracts that ensure regularity in its operational cash flow, MESA benefits from its debt reprofiling, which adjusted its debt repayments flow to its cash generation capacity, so that the investee does not depend on additional investment from the shareholders.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in MESA, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678 million, relating to certain credits owed to Mesa by CCSA, based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the by laws and Shareholders’ Agreement of MESA; and also on the existence of credits owed to MESA by CCSA, for an amount greater than the claims; and (b) against the adjustment for impairment carried out by the Executive Board of MESA, in the amount of R$678,551, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment recognized the right of Cemig GT and SAAG in full and ordered the annulment of the acts being impugned. As a consequence of this decision, MESA reversed the impairment, and posted a provision for receivables in the amount of R$ 678,551 in its financial statements as of December 31, 2017. On June 30, 2020, the investee confirmed its assets recoverability expectation and maintained the provision for receivables in the amount of R$678,551.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig GT and SAAG Investimentos S.A. applied to the judiciary for provisional remedy prior to the arbitration proceeding, to suspend the effects of the capital increase approved by an Extraordinary General Meeting of Shareholders of Mesa held on August 28, 2018. This process is confidential under the Arbitration Regulations of the Market Arbitration Chamber.

Renova Energia S.A. – court-supervised reorganization (‘Renova’)

The investee Renova, currently in court-supervised reorganization, has been reporting recurring losses and presenting negative net working capital, net equity (uncovered liabilities), and negative gross margin throughout the year ended June 30, 2020.

However, in view of the investee’s equity deficit, Cemig GT reduced the carrying value of its equity interests in Renova, at December 31, 2018, to zero and no further losses have been recognized, considering the non-existence of any legal or constructive obligations to the investee.

Additionally, the Cemig GT recorded, in June 30, 2019, an impairment of the receivables with the jointly-controlled entity related to energy purchase and sale agreements and terms of debt recognition for total outstanding balance, in the amount of R$688 million.

Application to the court by Renova for court-supervised reorganization

On October 16, 2019, the second State of São Paulo Bankruptcy and Court-Supervised Reorganization Court granted court-supervised reorganization petition applied by Renova, and by the other companies of the group (‘the Renova Group’), and determined, among other measures, the following: (i) Appointment of an independent company to act as judicial administrator.; (ii) Suspension of actions and executions against the companies of the Renova Group for 180 days, under Article 6 of Law 11,101/2005; (iii) Presentation of accounts by the 30th of each month, while the court-supervised reorganization proceedings continue, on penalty of the controlling shareholders of the companies of the Renova Group being removed, and replaced by administrator, under Article 52, IV, of Law 11,101/2005; (iv) Dispensation of presentation of certificates of absence of debt so that the companies of the Renova Group can exercise their activities; and (v) Order to publish a tender, in the terms of §1 of Article 52 of Law 11,101/2005, with 15 days for presentation of qualifications and/or divergences of credits in relation to the court-supervised reorganization.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On December 17, 2019, Renova filed its court-supervised reorganization plan and on July 7, 2020, in order to set a court-supervised reorganization structure that best meets the interests of creditors and companies in reorganization, Renova filed two new court supervised reorganization plans. The first plan relates exclusively to the companies of Phase A of the Alto Sertão III Project, bound to the loan originally obtained from the BNDES, and the second plan relates to the investee and the other companies in court-supervised reorganization of the Renova Group, both of them are in progress in the second Bankruptcy and Court-supervised reorganization Court of the legal district of São Paulo State. The court-supervised reorganization plan is in discussion, which is subjected to enhancements and changes until the General Meeting of Creditors, scheduled to be held in September 2020. Up to the date, the possible effects of this jointly controlled subsidiary court-supervised reorganization plan on its accounting balances have not been measured.

In this context, Renova signed with the Company Debtor in Possession (DIP) loan agreements in the total amount of R$36,500. The funds of these loans were authorized by the second State of São Paulo Bankruptcy and Court-supervised Reorganization Court. They are guaranteed by a fiduciary assignment of shares in a company owning assets of a wind power project owned by Renova, and they also have priority of receipt in the court-supervised reorganization process. Additionally, Cemig GT made an Advance for Future Capital Increase to Renova, of R$5,000, on October 25, 2019.

On May 2, 2020, the Bankruptcy and Court-supervised Reorganization Court issued a decision ordering that the DIP loan, in the total amount of R$ 36,500 million, with asset guarantee, already constituted and registered, would be subscribed as a capital increase in Renova. Company has filed a Motion for Clarification, which was denied by the judge. A procedural appeal is now in progress against the first instance judge’s decision, which was suspended by the Appeal Court on receiving this appeal. The Company’s legal advisors have classified the chances of loss as ‘possible’. Due to the uncertainties on the financial situation of the investee, the Company recognized impairment loss for the total of its credits against Renova, of R$ 37,361, in the second semester of 2020.

On March 20, 2020, the Board of Directors of Renova approved acceptance of a binding offer made by ARC Capital Ltda. (‘ARC’), jointly with G5 Administradora de Recursos Ltda (‘G5’), and XP Vista Asset Management Ltda. (‘XP’) for financing to conclude the works of Phase A of the Alto Sertão III Wind Farm Complex, and to fund the current operational expenses of Renova. The offer final conditions for agreement are still under negotiation.

Considering the non-existence of any legal or constructive obligations to the investee, the Company has concluded that the granted of court-supervised reorganization filed by Renova does not have any additional impact in its interim financial information.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.69%.

On June 30, 2020 NESA had negative net working capital of R$1,763,409 and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the situation of negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank financings.

On September 21, 2015, NESA was awarded a preliminary injunction ordering the regulator to ‘abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the regulator (Aneel) Normative Resolution 595/2013 and in the Concession Contract for the Belo Monte Hydroelectric Plant’. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on June 30, 2020 to approximately R$2,047,000 (R$1,962,000 on December 31, 2019).

c)        Business combination - Centroeste

On January 13, 2020, Centroeste became a wholly own subsidiary of the Company through the acquisition of the remaining equity interest of 49% held by Eletrobras. The acquisition, which resulted in the Company obtaining control, is the result of exercise of the right of first refusal for acquisition of the shareholding offered in Eletrobras Auction 01/2018, Lot P, held on September 27, 2018, and confirmed on January 15, 2019.

Centroeste operates in construction, operation and maintenance of the transmission facilities of the Furnas-Pimenta transmission line – part of the national grid.

The consideration paid for the acquisition is R$44,775, resulting from the price in the Tender Announcement, adjusted by the accumulated variation of the Selic rate up to the date of conclusion of the transaction, less all dividends and/or Interest on Equity paid or declared by Centroeste in favor of Eletrobras in the period.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company applied the acquisition method to account for the business combination and measured provisional the identifiable assets and liabilities assumed at their acquisition-date fair value, in accordance with IFRS 3/CPC 15. During the measurement period, the Company might retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period is the one that follows the acquisition date, in which the provisional amounts recognized in a business combination can be adjusted and shall not exceed one year from the acquisition date.

Assets acquired – Fair value calculation

The preliminary fair value of the net assets acquired and the remeasurement of the previously held interest, which impacts were recognized in 2020, are as follows:

Centroeste
Fair value on the acquisition date (1)	120,495
Equity interest held by the Company before the acquisition of control	51%
Previously held interest at fair value on the date control was obtained	61,453
Carrying value of the investment	(23,984)
Gain on remeasurement of previously held equity interest in subsidiaries acquired to be recognized in 2020	37,469

(1)	During the measurement period, that shall not exceed one year from the acquisition date, the provisional amounts recognized can be adjusted.

The fair value of interest acquired in relation to cash consideration is as follows:

Centroeste
Cash consideration paid for 49% of the equity of Centroeste	44,775
Previously held interest, valued at fair value on the acquisition date – 51%	61,453
Bargain purchase	14,267
Total	120,495

The preliminary fair value of the assets and liabilities acquired at the acquisition date, is as follows:

Assets	Fair value	Liabilities	Fair value
Current	28,867	Current	6,479
Cash and cash equivalents	27,110	Loans and financings	3,095
Other current assets	1,757	Interest on equity and dividends payable	2,388
Non-current	108,590	Other current liabilities	996
Contract assets	107,932	Non-current	10,483
Escrow deposits	389	Loans and financings	7,352
Other non-current assets	269	Provisions	3,131
		Fair value of net identifiable assets	120,495

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Effect upon profit or loss in 2020

Regarding the adjustments mentioned above, the total amounts recognized in profit or loss in 2020 arising from the acquisition of Centroeste’s equity interest of 49% is as follows:

Centroeste
Gain on remeasurement of previously held equity interest in the subsidiaries acquired (51%)	37,469
Bargain purchase – gain arising from the acquisition of the additional equity interest of 49%	14,267
Total	51,736

The above mentioned effects are presented in the operating segment of transmission.

d)	Risks related to compliance with law and regulations

Jointly controlled entities and affiliates:

Norte Energia S.A. (‘NESA’) - through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress since 2015, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress. At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other shareholders, an infrastructure write-down of the R$183,000 was already recorded at NESA, and reflected in the Cemig GT consolidated financial statements through the equity pick effect in 2015.

On March 9, 2018 ‘Operação Fortuna’ started, as a 49th phase of ‘Operation Lava Jato’ (‘Operation Carwash’). According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the Belo Monte power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J. Malucelli. Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of ‘Operation Carwash’ that require additional procedures and internal independent investigation in addition to those already carried out.

The company’s management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim financial information.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Madeira Energia S.A (“MESA”)

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA (SAESA) that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The company’s management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information. The effects of any future alterations in the existing scenario will be reflected appropriately in the Company’s interim financial information.

Renova Energia S.A. (“Renova”)

Since 2017 Renova is part of a formal investigation by the Civil Police of Minas Gerais State and other public authorities related to certain capital injections made by some of its controlling shareholders, including Cemig GT and capital injections made by Renova in certain projects under development in previous years.

On April 11, 2019, within the ‘Operação Descarte’ scope, the Brazilian Federal Police commenced the ‘Operation E o Vento Levou’ as part of the ‘Lava Jato’ Investigation, and executed a search and seizure warrant issued by a Federal Court of São Paulo at Renova’s head office in São Paulo, based on allegations and indications of misappropriation of funds harmful to the interests of Cemig. Based on the allegations being investigated, these events are alleged to have taken place before 2015. On July 25, 2019, the second phase of the operation occurred.

The ‘Operation E o Vento Levou’ and the police investigation of the Minas Gerais State Civil Police have not yet been concluded. Thus, there is a possibility that material information may be revealed in the future. If a criminal action is filed against agents who could have

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

damaged Renova, Renova intends to act as auxiliary to the prosecution in any criminal proceedings, and subsequently sue for civil reparation of the damages suffered.

Due to these third party investigations, the governance bodies of Renova have requested opening of an internal investigation, conducted by an independent company with the support of an external law firm, the scope of which comprises assessment of the existence of irregularities, including noncompliance with: the Brazilian legislation related to acts of corruption and money laundering; Renova’s Code of Ethics; and its integrity policies. Additionally, a Monitoring Committee was established in Renova which, jointly with the Audit Committee, accompanied this investigation. The internal investigation was concluded on February 20, 2020, and no concrete evidences of acts of corruption or diversion of funds to political campaigns were identified.

However, the independent investigators identified irregularities in the conducting of business and agreement of contracts by Renova, including: (i) payments without evidence of the consideration of services, in the total amount of approximately R$40 million; (ii) payments not in accordance with the company’s internal policies and best governance practices, in the total amount of approximately R$137 million; and (iii) deficiencies in the internal controls of the investee.

As a result of the analysis of the above mentioned values, Renova concluded that R$35 million relates to effective assets and therefore no impairment is necessary. The remaining amount of R$142 million was already impaired in previous years, producing no impact on the financial statements for the year ended December 31, 2019 and on the interim financial information for the period ended June 30, 2020.

In response to the irregularities found, and based on the recommendations of the Monitoring Committee and legal advisers, the Board of Directors of Renova decided to take all the steps necessary to preserve the rights of the investee, continue with the measures to obtain reimbursement of the losses caused, and strengthen the company’s internal controls.

Since the investment at Renova is fully impaired at June 30, 2020, and since no contractual or constructive obligations in relation to the investee have been assumed by the Company, it is not expected that effects resulting from the court-supervised reorganization process, or the investigations, or the operational activities of this investee can significantly impact the Company’s interim financial information, even if eventually not yet recorded by Renova.

Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys’ Office of the State of Minas Gerais (‘MPMG’) and by the Civil Police of the State of Minas Gerais (‘PCMG’), which aim to investigate possible irregularities in the investments made by Cemig GT in Guanhães Energia and also in MESA. Additionally, on April 11, 2019 agents of the Brazilian Federal Police were in the Company’s head office in

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Belo Horizonte to execute a search and seizure warrant issued by a São Paulo Federal Court in connection with the ‘Operation E o Vento Levou’, as described above.

These proceedings are being investigated through the analysis of documents demanded by the respective authorities, and by hearing of witnesses.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted at the Company and at certain investees, as described above, the governance bodies of the Company have authorized contracting a specialized company to analyze the internal procedures related to these investments, as well as the factors that led the Company to be assessed by federal tax authority for not paying withholding income tax in the acquisition of Light’s interest from Enlighted (see Note 24). This independent investigation was subject to oversight of an independent investigation committee whose creation was approved by our Board of Directors.

On July 29, 2019, Company signed a tooling agreement with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ). Cemig has complied with the requests and intends to continue contributing to the SEC and the DOJ.

The Company’s internal investigation was completed and the corresponding report was issued on May 8, 2020. Considering the results of the internal investigations, no objective evidence was identified to affirm that there were illegal acts on the investments made by Company that were subject to the investigation, therefore, there was no impact in the interim financial information ended June 30, 2020 nor in its prior years financial statements.

Due to the completion of the investigations for which the Special Investigating Committee was constituted, from the delivery of the final report by the specialized company, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

The Company will evaluate any changes in the future scenario and eventual impacts that could affect the Financial Statements, when applicable. The Company will collaborate with the relevant authorities and their analysis related to the investigations in progress.

16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2020			Dec. 31, 2019
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	247,535	(21,085)	226,450	247,535	(19,178)	228,357
Reservoirs, dams and watercourses	3,294,978	(2,239,375)	1,055,603	3,279,784	(2,199,659)	1,080,125
Buildings, works and improvements	1,091,541	(826,914)	264,627	1,091,660	(818,141)	273,519
Machinery and equipment	2,613,262	(1,895,609)	717,653	2,597,685	(1,869,186)	728,499
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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Vehicles	20,616	(18,442)	2,174	20,616	(17,687)	2,929
Furniture and utensils	13,816	(10,847)	2,969	14,073	(10,939)	3,134
	7,281,748	(5,012,272)	2,269,476	7,251,353	(4,934,790)	2,316,563

In progress	152,597	-	152,597	133,562	-	133,562
Net property, plant and equipment	7,434,345	(5,012,272)	2,422,073	7,384,915	(4,934,790)	2,450,125

Parent Company	Jun. 30, 2020			Dec. 31, 2019
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(21)	34	55	(21)	34
Machinery and equipment	5,298	(4,552)	746	5,298	(4,379)	919
Furniture and utensils	748	(702)	46	749	(698)	51
	6,183	(5,275)	908	6,184	(5,098)	1,086

In progress	460	-	460	460	-	460
Net property, plant and equipment	6,643	(5,275)	1,368	6,644	(5,098)	1,546

Changes in PP&E are as follows:

Consolidated	Dec. 31, 2019	Additions	Disposals	Depreciation	Business combination	Transfers / capitalizations (2)	Jun. 30, 2020
In service
Land (1)	228,357	-	-	(1,907)	-	-	226,450
Reservoirs, dams and watercourses	1,080,125	-	-	(39,716)	-	15,194	1,055,603
Buildings, works and improvements	273,519	-	(56)	(9,029)	-	193	264,627
Machinery and equipment	728,499	13,381	(679)	(38,192)	-	14,644	717,653
Vehicles	2,929	-	-	(755)	-	-	2,174
Furniture and utensils	3,134	-	(5)	(161)	-	1	2,969
	2,316,563	13,381	(740)	(89,760)	-	30,032	2,269,476
In progress	133,562	49,844	(975)	-	198	(30,032)	152,597
Net property, plant and equipment	2,450,125	63,225	(1,715)	(89,760)	198	-	2,422,073

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

Consolidated	Dec. 31, 2018	Additions	Disposals	Depreciation	Transfers / capitalizations (2)	Jun. 30, 2019
In service
Land (1)	215,049	-	-	(1,388)	16,939	230,600
Reservoirs, dams and watercourses	1,150,495	-	-	(40,479)	8,450	1,118,466
Buildings, works and improvements	313,799	-	-	(9,342)	(16,379)	288,078
Machinery and equipment	854,296	-	(600)	(44,489)	19,633	828,840
Vehicles	4,525	-	-	(773)	(59)	3,693
Furniture and utensils	3,667	-	(3)	(152)	79	3,591
	2,541,831	-	(603)	(96,623)	28,663	2,473,268
In progress	119,754	34,414	-	-	(24,316)	129,852
Net property, plant and equipment	2,661,585	34,414	(603)	(96,623)	4,347	2,603,120

(1)	Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.
(2)	Balances, of R$ 4,325 and R$ 22, respectively, were transferred from Intangible assets and concession contract assets to PP&E.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent Company	Dec. 31, 2019	Depreciation	Jun. 30, 2020
In service
Land	82	-	82
Buildings, works and improvements	34	-	34
Machinery and equipment	919	(173)	746
Furniture and utensils	51	(5)	46
	1,086	(178)	908
In progress	460	-	460
Net property, plant and equipment	1,546	(178)	1,368

Parent Company	Dec. 31, 2018	Transfers	Depreciation	Jun. 30, 2019
In service
Land	82	-	-	82
Buildings, works and improvements	111	-	(1)	110
Machinery and equipment	1,213	25	(190)	1,048
Furniture and utensils	360	-	(4)	356
	1,766	25	(195)	1,596
In progress	484	(25)	-	459
Net property, plant and equipment	2,250	-	(195)	2,055

The average annual depreciation rate for the year is 3.33%:

Hydroelectric Generation	Thermoelectric Generation	Wind Power Generation	Administration
3.13	2.78	4.96	7.92

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be reimbursed to the Company – with the exception of the concession contracts related to Lot D of Auction 12/2015 and those from the independent energy producers supported by the Decree 1,996/2003. Management believes that the indemnity of these assets will be greater than the amount of their historic cost, after depreciation over their useful lives.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig GT is entitled to receive in cash. For contracts under which Cemig does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

The Company is a partner in an energy generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company’s portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

Parent company and Consolidated	Stake in power output (%)	Average annual depreciation rate (%)	Jun. 30, 2020	Dec. 31, 2019
In service
Queimado Power Plant	82.50	3.73	217,210	217,210
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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Depreciation			(111,569)	(109,012)
Total			105,641	108,198

In progress
Queimado Power Plant	82.50	-	1,396	980
Total			1,396	980

17.	INTANGIBLE ASSETS

Consolidated	Jun. 30, 2020			Dec. 31, 2019
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(3,608)	8,141	11,749	(3,292)	8,457
Onerous concession	19,169	(12,949)	6,220	19,169	(12,609)	6,560
Assets of concession (1)	20,510,623	(8,878,958)	11,631,665	20,039,489	(8,522,488)	11,517,001
Others	77,754	(67,680)	10,074	77,159	(66,507)	10,652
	20,619,295	(8,963,195)	11,656,100	20,147,566	(8,604,896)	11,542,670
In progress	85,763	-	85,763	81,801	-	81,801
Net intangible assets	20,705,058	(8,963,195)	11,741,863	20,229,367	(8,604,896)	11,624,471

(1)	The rights of authorization to generate wind energy granted to Parajuru and Volta do Rio, valued at R$112,015, and of the gas distribution concession, granted to Gasmig, valued at R$419,131, are included in the interim financial information of the subsidiary Cemig GT and of the Company, respectively, and in accordance with Technical Interpretation ICPC 09, the investments and are classified in the consolidated balance sheet under Intangibles. These concession assets are amortized by the straight-line method, during the period of the concession.

Parent Company	Jun. 30, 2020			Dec. 31, 2019
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Software use rights	13,564	(10,281)	3,283	13,564	(9,593)	3,971
Brands and patents	8	(8)	-	8	(8)	-
Others	9	(8)	1	231	(73)	158
	13,581	(10,297)	3,284	13,803	(9,674)	4,129
In progress	48	-	48	46	-	46
Net intangible assets	13,629	(10,297)	3,332	13,849	(9,674)	4,175

Changes in intangible assets are as follow:

Consolidated	Dec. 31, 2019	Additions	Disposals (1)	Amortization	Transfers (2)	Jun. 30, 2020
In service
Useful life defined
Temporary easements	8,457	-	-	(316)	-	8,141
Onerous concession	6,560	-	-	(340)	-	6,220
Assets of concession	11,517,001	-	(12,149)	(363,350)	490,163	11,631,665
Others	10,652	-	(157)	(2,114)	1,693	10,074
	11,542,670	-	(12,306)	(366,120)	491,856	11,656,100
In progress	81,801	13,403	-	-	(9,441)	85,763
Net intangible assets	11,624,471	13,403	(12,306)	(366,120)	482,415	11,741,863

(1)      This includes the impairment, in the amount of R$8,459 recognized in the Income Statement under “Other expenses”, as a result of the test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, on June 30, 2020. There is more information below in this note.

(2)	The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$481,912 from concession contract assets to intangible assets; (2) R$503 from financial assets to intangible assets.
57

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated	Dec. 31, 2018	Additions	Disposals	Amortization	Transfers (1)	Jun. 30, 2019
In service
Useful life defined
Temporary easements	9,085	-	-	(337)	-	8,748
Onerous concession	7,239	-	-	(340)	-	6,899
Assets of concession	10,679,488	-	(5,898)	(343,275)	294,119	10,624,434
Others	18,797	-	-	(2,326)	(3,800)	12,671
	10,714,609	-	(5,898)	(346,278)	290,319	10,652,752
In progress	62,582	17,375	-	-	(14,093)	65,864
Net intangible assets	10,777,191	17,375	(5,898)	(346,278)	276,226	10,718,616

(1)	The transfers were made between Intangible assets, concession contract assets and property, plant and equipment as follows: (1) R$280,653 from concession contract assets to intangible assets; (2) (R$4,325) from intangible assets to property, plant and equipment and; and (3) (R$102) from intangible assets to concession financial assets.

Parent Company	Dec. 31, 2019	Additions	Disposals	Amortization	Jun. 30, 2020
In service
Useful life defined
Software use rights	3,971	-	-	(688)	3,283
Others	158	-	(157)	-	1
	4,129	-	(157)	(688)	3,284
In progress	46	2	-	-	48
Net intangible assets	4,175	2	(157)	(688)	3,332

Parent Company	Dec. 31, 2018	Amortization	Jun. 30, 2019
In service
Useful life defined
Software use rights	6,886	(832)	6,054
Brands and patents	(794)	-	(794)
	6,092	(832)	5,260
In progress	33	-	33
Net intangible assets	6,125	(832)	5,293

Concession assets

The portion of the distribution infrastructure that will be fully used up during the concession is recorded in Intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 14.

The intangible asset easements, onerous concessions, assets of concession, and others, are amortized by the straight-line method taking into account the consumption pattern of these rights. The amount of additions on June 30, 2020 includes capitalized borrowing costs, which represents a reversal of R$111, as presented in Note 22.

The main amortization rates, which take into account the useful life that management expects for the asset, reflect the expected pattern of their consumption and are revised annually by Management.

The annual average amortization rate is 4.09%:

Hydroelectric Generation	Wind Power Generation	Gas	Distribution	Administration
9.37	5.12	3.59	3.89	15.95
58

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Under the regulations of the energy segment, property, plant and equipment used in the distribution concession are linked to these services, and cannot be withdrawn, disposed of, assigned or provided in guarantee without the prior express authorization of the Regulator.

The rights of authorization to generate wind power granted to Parajuru and Volta do Rio, valued at R$56,965 (R$60,072 on December 31, 2019) and R$55,050 (R$66,606 on December 31, 2019), respectively, are included in the individual balance sheet of the subsidiary Cemig GT as investment and are classified as intangibles in the consolidated balance sheet of the Company, in accordance with Technical Interpretation ICPC 09. In addition, the rights of authorization of gas distribution granted to Gasmig, in the amount of R$419,131 (R$426,760 on December 31, 2019), are classified as intangible assets in the Company’s consolidated balance sheet and are recognized as investments in its individual balance sheet, as Note 15, in accordance with Technical Interpretation ICPC 09. These rights of authorization of wind power generation and gas distribution are amortized by the straight-line method, during the period of the concession.

On December 31, 2019, the Company recognized an impairment loss for the intangible asset related to the right of authorization for wind power generation granted to the subsidiary Volta do Rio, in the amount of R$21,684, recorded in “Other expenses” in the income statement. The test of impairment of intangible assets, relating to the authorization for wind power generation granted to Volta do Rio, arises from non-achievement of the operational performance expected in 2019 for the wind generation assets of the subsidiary.

On June 30, 2020, due to continuing operational performance lower than expectations, an impairment test was carried out on the intangible assets related to the authorization for wind generation of the Volta do Rio plant, resulting in the recognition of an impairment of R$ 8,459, recognized in ‘Other expenses’ in the statement of income.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital defined for the company’s activity, using the Firm Cash Flow (FCFF) methodology.

18.	LEASING TRANSACTIONS

The Company and its subsidiaries recognized a right of use and a lease liability, according the IFRS 16 / CPC 06 (R2) – Leases, for the following contracts which contain a lease:

▪  Leasing of commercial real estate used for serving customers;

▪  Leasing of buildings used as administrative headquarters;

▪  Leasing of commercial vehicles used in operations.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company and its subsidiaries have elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets). Thus, these leasing agreements are recognized as an expense in the income statement on the straight-line basis, over the period of the leasing. Their effects on net income from January to June 2020 were immaterial.

The discount rates were obtained by reference to the Company’s incremental borrowing rate, based on the debts contracted by the Company and through quotations with potential financial institutions.

a)	Right-of-use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, and amortized on the straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the Right-of-use assets are as follows:

Consolidated	Real estate property	Vehicles	Other	Total
Balances on December 31, 2018	-	-	-	-
Initial adoption on January 1, 2019	238,482	103,557	411	342,450
Amortization	(17,320)	(18,924)	(154)	(36,398)
Balances on June 30, 2019	221,162	84,633	257	306,052

Balances on December 31, 2019	206,045	70,676	103	276,824
Settled (closed contracts)	(717)	-	-	(717)
Amortization (1)	(13,504)	(20,042)	(103)	(33,649)
Balances on June 30, 2020	191,824	50,634	-	242,458
(1)	Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$1,080.

Parent company	Real estate property
Balances on December 31, 2018	-
Initial adoption on January 1, 2019	19,844
Settled	(13,170)
Amortization	(1,371)
Balances on June 30, 2019	5,303

Balances on December 31, 2019	3,330
Amortization (1)	(757)
Balances on June 30, 2020	2,573
(1)	Amortization of the Right-of-Use assets recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$71.

b)	Lease liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company’s and its subsidiaries marginal borrowing interest rate. The carrying amount of lease liabilities is remeasured if there are modifications that shall be accounted for as a remeasurement of the lease liability in accordance with CPC 06 (R2)/IFRS 16.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in the lease liabilities are as follows:

	Consolidated	Parent Company
Balances at December 31, 2018	-	-
First adoption on January 1, 2019 (1)	342,450	19,844
Settled	-	(13,170)
Accrued interest	18,332	286
Payment of lease liability	(49,570)	(1,760)
Balances at June 30, 2019	311,212	5,200

Balances at December 31, 2019	287,747	3,479
Settled (closed contracts)	(724)	-
Accrued interest (2)	14,598	165
Payment of principal portion of lease liability	(44,321)	(902)
Payment of interest	(1,049)	(20)
Balances at June 30, 2020	256,251	2,722

Current liabilities	76,251	914
Non-current liabilities	180,000	1,808

(1)	The Company’s marginal borrowing rate applied to lease liability recognized in the statement of financial position on the date of the initial application varied between 7.96% p.a. and 10.64% p.a., depending on the leasing contract period, and 13.17% p.a., respectively, for contracts with maturities of up to two years, two to five years and longer than five years. The rates applied to the contracts entered into during 2019 were 6.87% p.a., 7.33% p.a. and 8.08% p.a., for contracts with maturities, respectively, of up to three years, three to four years, and over four years. To determine the marginal borrowing rate, the Company used as a reference quotation obtained from financial institutions, these being a function of the Company’s credit risk, and market conditions on the date of contracting.
(2)	Financial revenues recognized in the Income Statement are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$861 and R$12, for the consolidated and individual financial statements, respectively.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	666,240	256,251	7,444	2,723
Potential PIS/Pasep and Cofins (9.25%)	54,798	17,840	683	247

The Company, in full compliance with CPC 06 (R2) in statement and restatement of its lease liability and for Right of Use, used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2). This prohibition could generate material distortions in the information to be provided, given the present reality of long-term interest rates in the Brazilian economic environment. The Company has evaluated these effects and concluded that they are immaterial for its interim financial information.

The cash flows of the contracts containing a lease are, in their majority, updated by the IPCA inflation index on an annual basis. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent Company (nominal)
2020	43,638	788
2021	61,082	305
2022	28,658	272
2023	25,554	264
2024	25,462	264
2025 a 2045	481,846	5,550
Undiscounted values	666,240	7,443
Embedded interest	(409,989)	(4,721)
Lease liabilities	256,251	2,722

61

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.   SUPPLIERS

	Consolidated
	Jun. 30, 2020	Dec. 31, 2019
Energy on spot market - CCEE	181,988	401,482
Charges for use of energy network	129,727	144,975
Energy purchased for resale	958,863	763,652
Itaipu binacional	173,973	242,766
Gas purchased for resale	184,491	143,358
Materials and services	316,454	383,658
	1,945,496	2,079,891

20.   TAXES PAYABLE AND AMOUNTS TO BE RESTITUTED TO CUSTOMERS

	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Current
ICMS	159,468	111,608	-	-
Cofins	299,488	134,580	1,339	45,364
PIS/Pasep	64,767	29,298	269	9,827
INSS	63,826	24,819	3,704	1,684
Others (1)	34,965	58,542	1,161	35,765
	622,514	358,847	6,473	92,640
Non-current
Cofins	575	757	79	79
PIS/Pasep	96	126	12	12
	671	883	91	91
	623,185	359,730	6,564	92,731
Amounts to be restituted to customers
Current
PASEP/COFINS	714,339	-	-	-
Non-current
PASEP/COFINS	3,522,442	4,193,329	-	-
	4,236,781	4,193,329	-	-
(1)	This includes the withholding income tax on Interest on equity. This payment, and the deduction, were made in the first month of 2020, in accordance with the tax legislation.

Due to Covid-19 pandemic, the Company joined the government programs that granted deferral of taxes payments, substantially related to the last quarter, which will be made by the end of the year.

The amounts of PIS/Pasep and Cofins taxes to be reimbursed to customers refer to the credits to be received by Cemig D following the inclusion of the ICMS value added tax within the taxable amount for calculation of those taxes. According note 8 (a), the Company recognized, in 2019, its right to offsetting of amounts unduly paid for the 10 years prior to the action being filed, with monetary updating by the Selic rate, due to the final judgment – against which there is no appeal – on the Ordinary Action, in favor of the Company.

Cemig D has constituted a liability corresponding to the credits to be reimbursed to its customers, which comprises the period of the last 10 years, from June 2009 to May 2019, net of PIS/Pasep and Cofins taxes over monetary updating.

The amounts will be reimbursed to customers as from the date when the tax credits are in fact offset and the mechanisms and criteria for the reimbursement will be discussed with Aneel.

62

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

As stated in Note 13.5, on August 5, 2020, Cemig D has submitted to Aneel a proposal for bringing forward Cemig D’s already-planned restitution to its customers of a total amount of R$714,339 million – corresponding to part of the funds released by the courts due to Cemig’s success in the claim. Cemig D’s decision represents an anticipation of the effects, and treatment in terms of regulations of the Supreme Court’s decision that determined the exclusion of ICMS tax amounts from the basis for calculation of PIS/ Pasep and Cofins taxes. These regulations will be applied equally to all energy distribution concessions through an Aneel normative ruling, which will be issued after conclusion of Public Consultation 005/2020 – during which there will be discussion on the merits, and in which Cemig will be able to take part in a wide-ranging discussion on the subject.

21.   LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost	Currency	Consolidated
				Jun. 30, 2020			Dec. 31, 2019
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (4)	2024	Diverse	U$$	2,312	10,622	12,934	18,051
Eurobonds (2)	2024	9.25%	U$$	62,075	8,214,000	8,276,075	6,091,742
(-) Transaction costs				-	(17,201)	(17,201)	(18,656)
(±) Interest paid in advance (3)				-	(27,742)	(27,742)	(30,040)
Debt in foreign currency				64,387	8,179,679	8,244,066	6,061,097
BRAZILIAN CURRENCY
Caixa Econômica Federal (5)	2021	TJLP + 2.50%	R$	62,785	-	62,785	60,516
Caixa Econômica Federal (6)	2022	TJLP + 2.50%	R$	122,125	-	122,125	117,710
Eletrobrás (4)	2023	UFIR + 6.00% a 8.00%	R$	6,573	7,326	13,899	20,268
Large customers (4) (12)	2024	IGP-DI + 6.00%	R$	-	-	-	5,582
Pipoca Consortium (2)	2020	IPCA	R$	-	-	-	185
Sonda (7)	2021	110.00% of CDI	R$	49,471	-	49,471	48,529
Promissory Notes – 1st Issue - Single series (8)	2020	107.00% of CDI	R$	877,964	-	877,964	875,247
BNDES (13)	2023	TJLP + 3.00%	R$	3,559	6,468	10,027	-
(-) FIC Pampulha - Marketable securities of subsidiary companies (9)				(8,009)	-	(8,009)	(3,031)
(-) Transaction costs				(173)	-	(173)	(277)
Debt in Brazilian currency				1,114,295	13,794	1,128,089	1,124,729
Total of loans and financings				1,178,682	8,193,473	9,372,155	7,185,826
Debentures - 3th Issue – 3rd Series (2)	2022	IPCA + 6.20%	R$	357,560	352,839	710,399	1,087,989
Debentures - 6th Issue – 2nd Series (2)	2020	IPCA + 8.07%	R$	18,054	-	18,054	17,292
Debentures - 7th Issue – Single series (2) (11)	2021	140.00% of CDI	R$	288,947	144,342	433,289	578,067
Debentures - 3th Issue – 2nd Series (4)	2021	IPCA + 4.70%	R$	552,463	-	552,463	1,108,945
Debentures - 3th Issue – 3rd Series (4)	2025	IPCA + 5.10%	R$	17,095	953,777	970,872	990,893
Debentures - 7th Issue – 1st Series (4)	2024	CDI + 0.45%	R$	542,623	1,620,000	2,162,623	2,164,083
63

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Debentures - 7th Issue – 2nd Series (4)	2026	IPCA + 4.10%	R$	2,676	1,524,604	1,527,280	1,519,042
Debentures – 4th Issue – 1st Series (8)	2022	TJLP+1.82%	R$	10,110	14,551	24,661	30,323
Debentures – 4th Issue – 2nd Series (8)	2022	Selic + 1.82%	R$	5,145	6,517	11,662	13,072
Debentures – 4th Issue – 3th Series (8)	2022	TJLP + 1.82%	R$	11,828	15,868	27,696	34,431
Debentures – 4th Issue – 4th Series (8)	2022	Selic + 1.82%	R$	5,958	7,752	13,710	15,564
Debentures – 4th Issue – 7th Series (8)	2020	TJLP + 1.82%	R$	334	-	334	450
Debentures – 7th Issue – Single series (8)	2023	CDI + 1.50%	R$	20,011	60,000	80,011	80,018
(-) Discount on the issuance of debentures (10)				-	(19,962)	(19,962)	(21,606)
(-) Transaction costs				(9,822)	(12,996)	(22,818)	(28,358)
Total, debentures				1,822,982	4,667,292	6,490,274	7,590,205
Total				3,001,664	12,860,765	15,862,429	14,776,031

Financing source	Principal maturity	Annual financial cost	Currency	Consolidated
				Jun. 30, 2020			Dec. 31, 2019
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (7)	2021	110.00% of CDI	R$	49,471	-	49,471	48,529
(-) Transaction costs				(173)	-	(173)	(277)
Total of loans and financings				49,298	-	49,298	48,252

(1)	Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$246,683, less the amounts given as Deposits in guarantee, with balance of R$233,749. Interest rates vary – from 2% to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.
(2)	Cemig Geração e Transmissão.
(3)	Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig Distribuição.
(5)	Central Eólica Praias de Parajuru.
(6)	Central Eólica Volta do Rio.
(7)	Parent Company. Arising from merger of Cemig Telecom.
(8)	Gasmig. The Commercial Promissory Notes issued in September 26, 2019 have the maturity at 12, without guarantee or surety. The proceeds from this issue were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(9)	FIC Pampulha has financial investments in marketable securities issued by subsidiaries of the Company. For more information on this fund, see Note 30.
(10)	Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(11)	On July 24, 2019 Cemig GT made extraordinary amortization of its Seventh Issue of Non-convertible ventures, in the amount of R$125 million, with final maturity in December 2021.
(12)	Financings under the heading of reimbursable injections of funds for execution of works at two companies: CMM (IGP-DI Index + 6%); and Mineradora Serra da Fortaleza (IGP-DI + 6%). In 2020, this funds balance was reclassified to “others credits”.
(13)	Companhia Centroeste de Minas.

The debentures issued by the subsidiaries are non-convertible; there are no agreements for renegotiation, nor debentures held in treasury.

There are early maturity clauses for cross-default in the event of non-payment by Cemig GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million.

64

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The guarantees of the debt balance on loans and financing, on June 30, 2020, were as follows:

Jun. 30, 2020
Promissory notes and Sureties	10,492,193
Guarantee and Receivables	3,661,317
Receivables	288,898
Shares	469,147
Unsecured	950,874
TOTAL	15,862,429

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2020	2021	2022	2023	2024	2025	2026	Total
Currency
US dollar	64,387	-	-	-	8,224,622	-	-	8,289,009
Total, currency denominated	64,387	-	-	-	8,224,622	-	-	8,289,009
Index
IPCA (1)	61,912	885,936	591,283	238,444	238,444	1,000,747	762,302	3,779,068
UFIR/RGR (2)	4,847	3,410	3,265	2,377	-	-	-	13,899
CDI (3)	1,325,791	895,395	569,535	560,000	270,000	-	-	3,620,721
URTJ/TJLP (4)	198,349	24,607	23,496	1,176	-	-	-	247,628
Total by index	1,590,899	1,809,348	1,187,579	801,997	508,444	1,000,747	762,302	7,661,316
(-) Transaction costs	(9,617)	(6,826)	(158)	(130)	(17,331)	(3,131)	(2,999)	(40,192)
(±)Interest paid in advance	-	-	-	-	(27,742)	-	-	(27,742)
(-) Discount	-	-	-	-	-	(9,981)	(9,981)	(19,962)
Overall total	1,645,669	1,802,522	1,187,421	801,867	8,687,993	987,635	749,322	15,862,429

Parent Company	2020	2021	Total
Indexers
CDI (3)	12,231	37,240	49,471
Total, governed by indexers	12,231	37,240	49,471
(-) Transaction costs	-	(173)	(173)
Overall total	12,231	37,067	49,298

(1) Expanded National Customer Price (IPCA) Index.

(2) Fiscal Reference Unit (Ufir / RGR).

(3) CDI: Interbank Rate for Certificates of Deposit.

(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP)

The principal currencies and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in Jun. 30, 2020, %	Accumulated change in Jun. 30, 2019, %	Indexer	Accumulated change in Jun. 30, 2020, %	Accumulated change in Jun. 30, 2019, %
US dollar	35.86	(1.10)	IPCA	0.10	2.22
			CDI	1.76	3.10
			TJLP	(11.31)	(10.32)

Currency	Accumulated change in Apr. to Jun. 30, 2020, %	Accumulated change in Apr. to Jun. 30, 2019, %	Indexer	Accumulated change in Apr. to Jun. 30, 2020, %	Accumulated change in Apr. to Jun. 30, 2019, %
US dollar	5.33	(1.66)	IPCA	(0.43)	1.46
			CDI	0.74	1.54
			TJLP	(2.95)	(10.95)
65

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in loans, financing and debentures are as follows:

	Consolidated	Parent Company
Balances at December 31, 2018	14,771,828	45,081
Monetary variation	82,711	-
Exchange rate variation	(70,470)	-
Financial charges provisioned	628,774	1,542
Amortization of transaction cost	13,948	81
Financial charges paid	(706,605)	-
Amortization of financing	(849,821)	-
Subtotal	13,870,365	46,704
(-) FIC Pampulha - Marketable securities of subsidiary companies	6,024	-
Balances at June 30, 2019	13,876,389	46,704

Balances at December 31, 2019	14,776,031	48,252
Loans arising from business combination (1)	10,447	-
Initial balance for consolidation purposes	14,786,478	48,252
Monetary variation	35,978	-
Exchange rate variation	2,162,364	-
Financial charges provisioned	605,621	942
Amortization of transaction cost	7,101	104
Financial charges paid (2)	(681,701)	-
Amortization of financing	(1,042,496)	-
Reclassification to “Other obligations” (3)	(5,938)	-
Subtotal	15,867,407	49,298
(-) FIC Pampulha - Marketable securities of subsidiary companies	(4,978)	-
Balances at June 30, 2020	15,862,429	49,298

(1)	Loans arising from business combinations due to the acquisition of the remaining equity interest in Companhia Centroeste de Minas.
(2)	Withholding income tax on remittance of interest on Eurobonds, in the amount of R$65,668, was offset against PIS/Pasep and Cofins credits.
(3)	Reclassification to Cemig D’s customers (CMM and Serra da Fortaleza).

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to intangible assets and to concession contract assets the costs of loans and financing linked to construction in progress, as follows:

	Jun. 30, 2020	Jun. 30, 2019
Costs of loans and financing	605,621	628,774
Financing costs on intangible assets and contract assets (1)	(22,515)	(22,822)
Net effect in Profit or loss	583,106	605,952

(1)	The average capitalization rate p.a. in 2020 was 4.28% (6.79% in 2019).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Restrictive covenants

The Company has contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
7th Debentures Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following or less: 3.0 in 2020 2.5 in 2021	The following or less: 3.0 in 2020 2.5 in 2021	Half-yearly and annual
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant	The following or less: 4.5 on June 30, 2020 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 2.5 on/after Dec. 31, 2021	The following or less: 3.5 on June 30, 2020 3.0 on Dec. 31, 2020 3.0 on June 30, 2021 3.0 on/after Dec. 31, 2021	Half-yearly and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	The following or less: 3.5 on June 30, 2020	The following or less: 3.5 on June 30, 2020 3.0 on December 31, 2020	Half-yearly and annual
Debentures GASMIG (3)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	-	Annual
	Ebitda / Debt servicing	1.3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	-	Annual
	Net debt / Ebitda	The following or less than 4.0 on Dec, 31.2019 The following or less than 2.5 on Dec, 31.2020	-	Annual
Financing Caixa Econômica Federal Parajuru and Volta do Rio (4)	Debt servicing coverage index Equity / Total liabilities Share capital subscribed in investee / Total investments made in the project financed	1.20 or more 20.61% or more (Parajuru) 20.63% or more (Volta do Rio) 20.61% or more (Parajuru) 20.63% or more (Volta do Rio)	- - -	Annual (during amortization) Always Always
Financing BNDES Centroeste (5)	Fund-raising index Equity / Total liabilities	-	0.3 or more	Annual

(1)	7th Issue of Debentures by Cemig GT, as of December 31, 2016, of R$2,240 million.
(2)	In the event of a possible breach of the financial covenants, interest will automatically be increased by 2% p.a. during the period in which they remain exceeded. There is also an obligation to comply with a ‘maintenance’ covenants – that the consolidated debt, shall have a guarantee for debt of 1.75x Ebitda (2.0 as of December 31, 2017); and a ‘damage’ covenant, requiring real guarantee for debt at Cemig GT of 1.5x Ebitda.
(3)	If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).
(4)	The financing contracts with Caixa Econômica Federal for the Praias de Parajuru and Volta do Rio wind power plants have financial covenants with compliance relating to early maturity of the debt remaining balance. Compliance with the debt servicing coverage index is considered to be demandable only annually and during the period of amortization, which begins in July 2020.
(5)	The financial covenant at the BNDES loan contract of the subsidiary Centroeste includes the former shareholder, Centrais Elétricas Brasileiras S.A. – Eletrobrás. The event of a breach of the financial covenant, demands the constitution of real guarantees, which must be accepted by BNDES, in the amount of 130% of the loans or debt.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The covenants remain in compliance as of June 30, 2020, with the exception non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. Thus, exclusively to comply with the requirement of item 69 of CPC 26 (R1), the Company reclassified R$57,550 to current liabilities, referring to the loans of those subsidiaries, which were originally classified in non-current liabilities. Additionally, the Company assessed the possible consequences arising from this matter in their other contracts for loans, financings and debentures, and concluded that no further adjustments were necessary.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company’s exposure to interest rate risks, are disclosed in Note 30.

22.   REGULATORY CHARGES

	Consolidated
	Jun. 30, 2020	Dec. 31, 2019
Liabilities
Global Reversion Reserve (RGR)	36,638	30,494
Energy Development Account (CDE)	86,721	58,327
Regulator inspection fee – ANEEL	2,631	2,620
Energy Efficiency Program	272,926	254,595
Research and development (R&D)	212,324	199,385
Energy System Expansion Research	2,749	3,206
National Scientific and Technological Development Fund	5,445	6,325
Proinfa – Alternative Energy Program	6,434	8,353
Royalties for use of water resources	7,394	9,767
Emergency capacity charge	26,325	26,325
Others	4,685	4,640
	664,272	604,037

Current liabilities	377,372	456,771
Non-current liabilities	286,900	147,266

23.   POST-EMPLOYMENT OBLIGATIONS

Changes in net liabilities were as follows:

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2018	2,169,610	2,343,799	47,552	427,383	4,988,344
Expense recognized in Statement of income	98,345	111,173	2,278	20,481	232,277
Contributions paid	(96,622)	(59,788)	(1,313)	(5,314)	(163,037)
Net liabilities at June 30, 2019	2,171,333	2,395,184	48,517	442,550	5,057,584

Net liabilities at December 31, 2019	2,972,136	3,102,178	60,504	573,876	6,708,694
Expense recognized in Statement of income	102,892	118,030	2,362	22,192	245,476
Contributions paid	(57,739)	(65,616)	(3,908)	(2,321)	(129,584)
Net liabilities at June 30, 2020	3,017,289	3,154,592	58,958	593,747	6,824,586

				Jun. 30, 2020	Dec. 31, 2019
Current liabilities				311,265	287,538
Non-current liabilities				6,513,321	6,421,156

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent Company	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities at December 31, 2018	357,354	132,188	3,198	16,711	509,451
Expense recognized in Statement of income	16,293	6,128	152	825	23,398
Contributions paid	(4,752)	(4,220)	(84)	(212)	(9,268)
Net liabilities at June 30, 2019	368,895	134,096	3,266	17,324	523,581

Net liabilities at December 31, 2019	503,792	183,781	4,837	21,098	713,508
Expense recognized in Statement of income	17,397	6,688	180	790	25,055
Contributions paid	(2,841)	(4,382)	(89)	(157)	(7,469)
Net liabilities at June 30, 2020	518,348	186,087	4,928	21,731	731,094

				Jun. 30, 2020	Dec. 31, 2019
Current liabilities				25,418	23,747
Non-current liabilities				705,676	689,761

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as ‘Expense recognized in the Statement of income’ refer to the costs of post-employment obligations, totaling R$223,727 (R$198,699 on June 30, 2019), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$21,749 (R$33,578 on June 30, 2019).

Debt with the pension fund (Forluz)

The Company has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$551,778 on June 30, 2020 (R$566,381 on December 31, 2018). This amount has been recognized as an obligation payable by Cemig and its subsidiaries, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz has a surplus, thus, the Company maintain recorded the debt in full, and record the effects of monetary updating and interest in finance income (expenses) in the Statement of income.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On June 30, 2020 the total amount payable by Cemig as a result of the Plan A deficit is R$536,853 (R$550,151 on December, 31, 2019, as a result of the Plan A deficits of 2015, 2016 and 2017). The contracts were entered into in May 2017, March 2018 and April 2019, for the deficits, respectively, of 2015, 2016 and 2017. The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount R$ R$360,239, and up to 2033 for the 2017 deficit, in the amount R$ R$176,614. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period

69

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

24.   PROVISIONS

Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company and its subsidiaries are defendant

Company recorded provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company’s management and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2019	Additions	Reversals	Settled/ Reversal (1)	Provisions arising from business combination (2)	Jun. 30, 2020
Labor	497,320	59,009	(28,321)	(55,162)	-	472,846
Civil
Customer relations	18,314	9,573	(861)	(9,124)	-	17,902
Other civil actions	17,767	13,978	-	(3,050)	-	28,695
	36,081	23,551	(861)	(12,174)	-	46,597
Tax	1,260,441	24,439	-	(39,220)	-	1,245,660
Regulatory	36,789	345	(481)	(11)	-	36,642
Others	57,433	4,884	(1,097)	(1,140)	3,131	63,211
Total	1,888,064	112,228	(30,760)	(107,707)	3,131	1,864,956

(1)	This includes the amount of R$ 38,740, corresponding to the reversal of the contingency provisions relating to ICMS credits, recognized as recoverable taxes, due to a final judgment, against which there is no further appeal, in favor of the subsidiary Gasmig, on June 9, 2020.
(2)	On January 13, 2020, the Company obtained the Centroeste control, which is consolidated as of this interim financial information. More details see note 15.

	Consolidated
	Dec. 31, 2018	Additions	Reversals	Settled	Jun. 30, 2019
Labor	456,889	142,730	(36,172)	(49,740)	513,707
Civil
Customer relations	18,876	7,558	(2,394)	(7,483)	16,557
Other civil actions	29,011	8,964	(13,052)	(8,955)	15,968
	47,887	16,522	(15,446)	(16,438)	32,525
Tax	51,894	21,524	(2,214)	(21,520)	49,684
Regulatory	36,691	1,941	(989)	(1,029)	36,614
Others	47,310	9,895	(1,302)	(632)	55,271
Total	640,671	192,612	(56,123)	(89,359)	687,801

	Parent Company
	Dec. 31, 2019	Additions	Reversals	Settled	Jun. 30, 2020
Labor	42,178	10,357	(4,217)	(10,350)	37,968
Civil
Customer relations	547	407	-	(201)	753
Other civil actions	1,256	1,595	-	(212)	2,639
	1,803	2,002	-	(413)	3,392
Tax	161,413	3,510	-	(169)	164,754
Regulatory	17,211	3	(84)	(3)	17,127
Others	822	54	-	(18)	858
Total	223,427	15,926	(4,301)	(10,953)	224,099
70

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Parent Company
	Dec. 31, 2018	Additions	Reversals	Settled	Jun. 30, 2019
Labor	32,807	15,853	-	(4,213)	44,447
Civil
Customer relations	931	149	(405)	(149)	526
Other civil actions	759	1	(255)	(1)	504
	1,690	150	(660)	(150)	1,030
Tax	11,269	21,486	(1,218)	(21,486)	10,051
Regulatory	17,180	607	-	-	17,787
Others	1,258	49	(605)	-	702
Total	64,204	38,145	(2,483)	(25,849)	74,017

The Company and its subsiadiaries’ management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of these interim financial information in relation to the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries’ believes that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries’ result of operations or financial position.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’ and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,676,250 (R$1,668,684 at December 31, 2019), of which R$462,432 (R$487,101 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

71

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Alteration of the monetary updating index of employment-law cases

The Higher Employment-Law Appeal Court (Tribunal Superior do Trabalho, or TST), considering a position adopted by the Federal Supreme Court (Supremo Tribunal Federal, STF) in two actions on constitutionality that dealt with the index for monetary updating of federal debts, decided on August 4, 2015 that employment-law debts in actions not yet decided that discuss debts subsequent to June 30, 2009 should be updated based on the variation of the IPCA-E (Expanded National Customer Price Index), rather than of the TR reference interest rate. On October 16, 2015 the STF gave an interim injunction suspending the effects of the TST decision, on the grounds that general repercussion of constitutional matters should be adjudicated exclusively by the STF.

In a joint judgment published on November 1, 2018, the TST decided that the IPCA-E should be adopted as the index for inflation adjustment of employment-law debts for cases filed from March 25, 2015 to November 10, 2017, and the TR would continue to be used for the other periods. The estimated amount of the contingency is R$107,120 (R$106,484 at December 31, 2019), of which R$10,414 (R$10,219 at December 31, 2019) has been provisioned upon assessment by the Company of the effects of the decision of the Regional Employment-Law Appeal Court of the third region (TRT3) in May 2019, on the subject of the joint judgment published by the TST, in the cases for which the chances of loss have been classified as ‘probable’ and which are at execution phase. No additional provision has been made, since the Company, based on the assessment by its legal advisers, has assessed the chances of loss in the action as ‘possible’, as a result of the decision by the Federal Supreme Court, and of there being no established case law, nor analysis by legal writers, on the subject, after the injunction given by the Federal Supreme Court.

Customers claims

Company and its subsidiaries are involved in various civil actions relating to indemnity for moral injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$116,244 (R$67,771 at December 31, 2019), of which R$17,902 (R$18,314 at December 31, 2019) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$314,904 (R$299,921 at December 31, 2019), of which R$28,695 (R$17,767 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tax

Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$155,539 (R$203,872 at December 31, 2019), of which R$6,589 (R$42,999 at December 31, 2019) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$79,388 (R$78,883 on December 31, 2019). Of this total, R$3,824 has been recognized (R$4,002 on December 31, 2019) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

Social Security contributions on profit sharing payments

The Brazilian tax authority (Receita Federal) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit shares to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10,101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the chances of loss from ‘possible’ to ‘probable’ for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,477,080 (R$1,450,963 on December 31, 2019), of which R$1,235,247 (R$1,213,440 on December 31, 2019) has been provisioned, this being the estimate, on June 30, 2020, of the probable amount of funds to settle these disputes.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Regulatory

Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$297,380 (R$280,293 at December 31, 2019), of which R$36,642 (R$36,789 at December 31, 2019) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$42,935 (R$40,762 on December 31, 2019), this being estimated as the likely amount of funds necessary to settle this dispute.

‘Luz Para Todos’ Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the ‘Luz Para Todos’. The estimated amount of the contingency is approximately R$336,482 (R$321,567 on December 31, 2019). Of this total, R$4,184 has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters; provision of cleaning service in power line pathways and firebreaks, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$498,685 (R$498,852 at December, 31, 2019), of which R$16,092 (R$12,669 at December, 31, 2019), the amount estimated as probably necessary for settlement of these disputes.

Contingent liabilities – whose loss are assessed as ‘possible’

Taxes and contributions

Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company obtained an injection, which permitted to make an escrow deposit of R$121,834, which updated now represents the amount of R$284,386 (R$282,071 at December 31, 2019). The updated amount of the contingency is R$292,673 (R$289,086 on December 31, 2019) and, based on the arguments above, management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company have presented defenses and await judgment. The amount of the contingency is approximately R$114,072 (R$112,311 on December 31, 2019). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company and its subsidiaries’ declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries’ are contesting the non-homologation of the amounts offset. The amount of the contingency is R$159,909 (R$160,277 on December 31, 2019), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100.00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75.00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$232,636 (R$229,906 on December 31, 2019), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the Social Contribution tax on net income: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$414,113 (R$400,075 on December 31, 2019). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 at March 2020, the Tax Authority of Minas Gerais State issued an infringement notice against the subsidiary Gasmig, in the amount of R$55,204, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the full month of December 2014, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority.

The claim comprises: principal of R$17,047; penalty payments of R$27,465; and interest of R$10,692. Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, the managers, together with their legal advisers, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is ‘remote’. In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered ‘possible’. On June 30, 2020 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$98,763.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company and its subsidiary believe there are arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$993,543 (R$959,269 at December 31, 2019). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the energy sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Power Exchange Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the regulator (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the regulator (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$357,167 (R$343,469 at December 31, 2019). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE. Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Energy Sector, in which the Company has the full documentation to support its arguments.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and the regulator (Aneel), to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the regulator (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$339,275 (R$326,719 on December 31, 2019). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest, since 1997, at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers management has classified the chance of loss as ‘possible’. The amount of the contingency is R$173,020 (R$165,299 at December 31, 2019).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$99,027 (R$95,215 on December 31, 2019).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$431,377 (R$425,927 at December 31, 2019), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais (Tribunal de Contas), the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$155,451 (R$148,904 on December 31, 2019). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

25.   EQUITY AND REMUNERATION TO SHAREHOLDERS

a)	Share capital

As of June 30, 2020 and December 31, 2019, the Company’s issued and share capital is R$7,293,763, represented by 487,614,213 common shares and 971,138,388 preferred shares, both of them with nominal value of R$5.00 (five Reais).

b)	Earnings per share

	Number of shares
	Jun. 30, 2020	Jun. 30, 2019
Common shares already paid up	487,614,213	487,614,213
Shares in treasury	(69)	(69)
	487,614,144	487,614,144

Preferred shares already paid up	971,138,388	971,138,388
Shares in treasury	(560,649)	(560,649)
	970,577,739	970,577,739
Total	1,458,191,883	1,458,191,883

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Basic and diluted earnings per share

	Jan to Jun 2020	Jan to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Net income for the period (A)	986,691	2,911,850	1,043,806	2,114,774
Total number of shares (B)	1,458,191,883	1,458,191,883	1,458,191,883	1,458,191,883

Basic and diluted earnings (loss) per share (A/B) (R$)	0.68	2.00	0.72	1.45

The purchase and sale options of investments described in Note 30 could potentially dilute basic profit (loss) per share in the future; however, they have not caused dilution of earnings per share in the periods presented here.

Annual General Meeting (AGM)

The Annual General Meeting, held on July 31, 2020 approved the Board of Directors’ proposal for allocation of net income for 2019 as presented in the Company’s financial statements for 2019, which included a proposal for increase of the registered share capital from R$7,293,763 to R$7,593,763, as per Article 199 of the Brazilian Corporate Law, as the profit reserves, with the exclusion of the Tax Incentive reserves, exceed the registered share capital by R$536,646.

The increase in the share capital by issuance of 60,000,000 new shares, comprises 20,056,076 common shares and 39,943,924 preferred shares, by capitalization of R$300,000 from Earnings Reserve, with distribution to shareholders, as a result, of new shares totaling 4.11%, of the number of shares held, of the same type, each with nominal value of R$5.00. The beneficiaries of the stock bonus will be those shareholders who held shares on July 31, 2020 for shares traded on the São Paulo stock Exchange (‘B3’).

On June 18, 2020, in the view of the uncertainty and volatility caused by the Covid-19 pandemic, the Board of Directors approved the postponement of payment to shareholders of the first installment of interest on equity, which were approved on December 18, 2019, in the amount of R$200,000, from until June 30, 2020 to until December 30, 2020, maintaining unchanged all other conditions of this distribution of interest on equity. The Management has concluded that it would be prudent to postpone the date of this payment, as a preventive measure, to provide the Company with an additional reserve of cash to meet any needs that might arise in this period.

26.	REVENUE

Revenues are measured at the fair value of the consideration received or to be received and are recognized on a monthly basis as and when: (i) Rights and obligations of the contract with the customer are identified; (ii) the performance obligation of the contract is identified; (iii) the price for each transaction has been determined; (iv) the transaction

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

price has been allocated to the performance obligations defined in the contract; and (v) the performance obligations have been complied.

	Consolidated
	Jan to Jun 2020	Jan to Jun 2019
Revenue from supply of energy(a)	12,687,452	12,929,154
Revenue from use of the electricity distribution systems (TUSD) (b)	1,399,108	1,265,719
CVA, and Other financial components (c)	81,652	80,241
Transmission revenue
Transmission concession revenue (d)	423,101	242,743
Transmission construction revenue (e)	74,044	82,989
Transmission indemnity revenue (f)	316,218	90,420
Distribution construction revenue (e)	609,632	382,236
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (g)	(955)	8,967
Revenue on financial updating of the Concession Grant Fee (h)	146,412	176,151
Sale transaction in CCEE (i)	31,598	397,437
Mechanism for the sale of surplus	104,814	-
Supply of gas	962,887	1,131,233
Fine for violation of service continuity indicator	(29,117)	(35,510)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS (note 8)	-	1,438,563
Other operating revenues (j)	886,612	837,584
Deductions on revenue (k)	(5,699,829)	(6,097,956)
Net operating revenue	11,993,629	12,929,971

	Consolidated
	Apr to Jun 2020	Apr to Jun 2019
Revenue from supply of energy(a)	5,920,014	6,327,737
Revenue from use of the electricity distribution systems (TUSD) (b)	674,737	635,675
CVA, and Other financial components (c)	136,254	(40,109)
Transmission revenue
Transmission concession revenue (d)	299,832	125,564
Transmission construction revenue (e)	26,846	54,902
Transmission indemnity revenue (f)	259,680	57,921
Distribution construction revenue (e)	346,559	211,205
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (g)	(1,679)	2,927
Revenue on financial updating of the Concession Grant Fee (h)	46,520	95,363
Sale transaction in CCEE (i)	7,074	144,821
Mechanism for the sale of surplus	41,514	-
Supply of gas	403,227	534,955
Fine for violation of service continuity indicator	(11,918)	(12,685)
Recovery of PIS/Pasep and Cofins taxes credits over ICMS (note 8)	-	1,438,563
Other operating revenues (j)	473,143	396,386
Deductions on revenue (k)	(2,687,389)	(2,956,432)
Net operating revenue	5,934,414	7,016,793

a)	Revenue from energy supply

These items are recognized upon delivery of supply, and the revenue is recorded as and when billed, based on the tariff approved by the regulator for each class of customer or in effect in the market. Unbilled supply of energy, from the period between the last billing and the end of each month, is estimated based on the supply contracted. For the distribution concession contract, the unbilled supply is estimated based on the volume of energy delivered but not yet billed.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This table shows energy supply by type of customer:

	MWh (1)		R$
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Residential	5,442,910	5,291,676	4,866,632	4,665,228
Industrial	6,583,436	7,819,238	1,981,349	2,295,328
Commercial, services and others	4,594,310	4,654,040	2,577,247	2,619,879
Rural	1,671,865	1,775,702	984,629	917,625
Public authorities	386,015	455,643	279,249	311,737
Public lighting	664,656	685,933	295,455	291,353
Public services	675,124	679,065	356,523	333,397
Subtotal	20,018,316	21,361,297	11,341,084	11,434,547
Own consumption	17,376	17,230	-	-
Unbilled revenue	-	-	(257,626)	54,907
	20,035,692	21,378,527	11,083,458	11,489,454
Wholesale supply to other concession holders (2)	6,626,096	5,499,766	1,588,364	1,458,670
Wholesale supply unbilled, net	-	-	15,630	(18,970)
Total	26,661,788	26,878,293	12,687,452	12,929,154

	MWh (1)		R$
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Residential	2,657,910	2,547,878	2,307,578	2,206,790
Industrial	3,105,644	3,947,233	934,197	1,154,786
Commercial, services and others	2,085,089	2,374,683	1,136,848	1,280,841
Rural	896,651	915,078	511,810	460,746
Public authorities	169,009	231,943	121,381	158,145
Public lighting	325,162	333,969	142,679	140,508
Public services	339,650	339,954	177,860	165,901
Subtotal	9,579,115	10,690,738	5,332,353	5,567,717
Own consumption	7,970	7,247	-	-
Unbilled revenue	-	-	(104,793)	80,721
	9,587,085	10,697,985	5,227,560	5,648,438
Wholesale supply to other concession holders (2)	3,401,541	2,422,273	726,004	641,532
Wholesale supply unbilled, net	-	-	(33,550)	37,767
Total	12,988,626	13,120,258	5,920,014	6,327,737

(1)	Data not reviewed by external auditors.
(2)	Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.
b)	Revenue from Use of the Distribution System (the TUSD charge)

These are recognized upon the distribution infrastructure become available to customers, and the fair value of the consideration is calculated according to the TUSD tariff of those customers, set by the regulator. The total amount of energy transported, in MWh, is as follows:

	MWh (1)
	Jan to Jun 2020	Jan to Jun 2019
Industrial	8,750,291	8,844,838
Commercial	608,096	646,291
Rural	14,274	5,682
Concessionaires	144,465	165,230
Total	9,517,126	9,662,041
(1)	Data not reviewed by external auditors

	MWh (1)
	Apr to Jun 2020	Apr to Jun 2019
Industrial	4,247,588	4,455,679
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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Commercial	259,661	315,065
Rural	7,045	2,670
Concessionaires	72,652	86,206
Total	4,586,946	4,859,620
(1)	Data not reviewed by external auditors.
c)	The CVA account and Other financial components

The results from variations in (i) the CVA account (Parcel A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimated non-manageable costs of the subsidiary Cemig D and the cost actually incurred. The amounts recognized arise from balances recorded in the current year, homologated or to be homologated in tariff adjustment processes. For more information please see Note 13.

d)	Transmission concession revenue

Transmission revenue comprises the amount received from agents of the energy sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base, in the amout of R$3,145 in the period of January at June 2020 (R$7,834 in the period of January at June 2019).

In addition, as a consequence of the Tariff Periodic Reset, the Remuneration Base was remeasured resulting in an increase of R$198,714 in the Company’s income. For more information, see note 14.

The Company is subject to the pecuniary penalty named Variable Portion (Parcela Variável, or PV) which is applied by the Concession-granting Power as a result of any unavailabilities or operational restrictions on facilities that are part of the National Grid. This penalty is recognized as a reduction of revenue from operation and maintenance of the transmission network in the period in which it occurs. The effects of the Variable Portion in transmission revenue were R$5,537 on June 30, 2020 (R$5,254 on June 30, 2019).

e)	Construction revenue

Construction revenue corresponds to the performance obligation to build the transmission and distribution infrastructure during the construction phase. Considering that constructions and improvements are substantially executed through outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution and transmission services, Company’s management concluded that construction contract revenue has zero profit margin.

f)	Transmission indemnity revenue

Corresponded to updating, by the IPCA index, of the balance of transmission indemnity receivable. For further information, please see Note 13 and 14.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

As a result of the Tariff Periodic Reset, the Company recognized a positive adjustment of R$231,126 in its income statemtent, of which R$10,183 corresponds to the portion classified as a financial asset, and R$220,943 corresponds to the assets reincorporated into the assets remuneration base. For further information, please see Note 13 and 14.

g)	Adjustment to expected cash flow from financial assets on residual value of infrastructure asses of distribution concessions

Income from the Regulatory Remuneration Asset Base.

h)	Revenue on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 13.

i)	Energy transactions on the CCEE (Power Trading Chamber)

The revenue from transactions made through the Power Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE, for which the consideration corresponds to the product of energy sold at the Spot Price.

The revenue from the mechanism for the sale of energy surplus refers to the sale of power surpluses by distributor agents. In the case of sale of the amount of energy related to the regulatory limit or involuntary exposure, a portion of the gain may be passed through to the customer tariffs in the tariff adjustments.

j)	Other operating revenues
	Consolidated
	Jan to Jun 2020	Jan to Jun 2019
Charged service	5,221	8,382
Services rendered	70,117	89,826
Subsidies (1)	730,649	606,920
Rental and leasing	80,563	65,196
Reimbursement for decontracted supply	-	64,640
Other	62	2,620
	886,612	837,584

	Consolidated
	Apr to Jun 2020	Apr to Jun 2019
Charged service	1,466	4,026
Services rendered	35,669	38,263
Subsidies (1)	395,305	315,406
Rental and leasing	40,808	35,729
Reimbursement for decontracted supply	-	2,064
Other	(105)	898
	473,143	396,386
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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(1)	Revenue recognized for the tariff subsidies applied to users of transmission and distribution services, including Low-income subsidy, reimbursed by Eletrobras.
k)	Deductions on revenue

	Consolidated
	Jan to Jun 2020	Jan to Jun 2019
Taxes on revenue
ICMS	3,010,684	3,052,745
COFINS	1,035,447	1,264,259
PIS/Pasep	225,026	275,635
Others	3,363	4,131
	4,274,520	4,596,770
Charges to the customer
Global Reversion Reserve (RGR)	7,951	8,737
Energy Efficiency Program (PEE)	33,444	32,590
Energy Development Account (CDE)	1,217,865	1,331,366
Research and Development (R&D)	20,276	20,639
National Scientific and Technological Development Fund (FNDCT)	20,276	20,639
Energy System Expansion Research (EPE of MME)	10,138	10,319
Customer charges – Proinfa alternative sources program	17,739	26,329
Energy services inspection fee	15,413	14,172
Royalties for use of water resources	22,551	16,512
Customer charges – the ‘Flag Tariff’ system	59,656	19,868
Others	-	15
	1,425,309	1,501,186
	5,699,829	6,097,956

	Consolidated
	Apr to Jun 2020	Apr to Jun 2019
Taxes on revenue
ICMS	1,408,778	1,472,166
COFINS	490,591	595,004
PIS/Pasep	106,509	129,177
Others	1,605	1,876
	2,007,483	2,198,223
Charges to the customer
Global Reversion Reserve (RGR)	4,002	4,185
Energy Efficiency Program (PEE)	16,539	15,707
Energy Development Account (CDE)	608,155	679,017
Research and Development (R&D)	8,998	9,528
National Scientific and Technological Development Fund (FNDCT)	8,998	9,528
Energy System Expansion Research (EPE of MME)	4,499	4,764
Customer charges – Proinfa alternative sources program	10,023	13,024
Energy services inspection fee	7,706	7,230
Royalties for use of water resources	10,913	6,513
Customer charges – the ‘Flag Tariff’ system	73	8,712
Others	-	1
	679,906	758,209
	2,687,389	2,956,432

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

27.   OPERATING COSTS AND EXPENSES

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Personnel (a)	650,789	677,072	11,112	18,369
Employees’ and managers’ profit sharing	33,280	174,515	6,032	11,207
Post-employment benefits – Note 23	223,727	198,699	23,985	21,746
Materials	34,766	40,256	100	94
Outsourced services (b)	601,690	585,969	15,793	11,359
Energy bought for resale (c)	5,569,733	5,120,200	-	-
Depreciation and amortization (1)	488,449	479,299	1,552	2,398
Operating provisions (reversals) and adjustments for operating losses (d)	356,729	978,379	48,986	35,845
Charges for use of the national grid	622,453	701,171	-	-
Gas bought for resale	543,303	725,162	-	-
Construction costs (e)	683,676	465,225	-	-
Other operating expenses, net (f)	138,456	93,854	5,542	4,507
	9,947,051	10,239,801	113,102	105,525

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Personnel (a)	339,183	312,031	4,916	4,756
Employees’ and managers’ profit sharing	7,440	108,478	2,792	6,720
Post-employment benefits	118,322	97,790	12,310	10,796
Materials	16,141	19,766	73	88
Outsourced services (b)	302,609	302,241	8,488	6,051
Energy bought for resale (c)	2,755,238	2,526,019	-	-
Depreciation and amortization (1)	245,697	248,403	776	(541)
Operating provisions (reversals) and adjustments for operating losses (d)	197,613	869,373	47,144	17,832
Charges for use of the national grid	257,441	367,375	-	-
Gas bought for resale	231,378	330,180	-	-
Construction costs (e)	373,405	266,107	-	-
Other operating expenses, net (f)	84,321	41,922	1,642	3,587
	4,928,788	5,489,685	78,141	49,289

(1)	Net of PIS/Pasep and Cofins taxes applicable to amortization of the Right of Use, in the amount of R$1,080 in the consolidated statements and R$71 in the Parent company statements.

a)	Personnel

2020 Programmed Voluntary Retirement Plan (‘PDVP’)

On April 2020, the Company approved the Programmed Voluntary Retirement Plan for 2020 (‘the 2020 PDVP’). Those eligible – any employees who had worked with the Company for 25 years or more by December 31, 2020 – are able to join from May 4 to 22, 2020. The program will pay the standard legal payments for severance, 50% of the period of notice, an amount equal to 20% of the Base Value of the employee’s FGTS fund, an additional premium equal to 50% of the period of notice plus 20% of the Base Value of the employee’s FGTS fund, as well as the other payments under the legislation. The total of R$58,850 has been recorded as expense related to this program, corresponding to acceptance by 396 employees. In March, 2019, has been appropriated as expense, including severance payments, a total of R$21,491 (155 employees).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)	Outsourced services

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Meter reading and bill delivery	65,168	64,334	-	-
Communication	33,043	34,458	239	1,696
Maintenance and conservation of electrical facilities and equipment	229,996	198,413	9	6
Building conservation and cleaning	52,229	53,860	77	166
Contracted labor	5,086	6,240	18	-
Freight and airfares	1,420	3,289	275	634
Accommodation and meals	4,614	6,528	72	77
Security services	8,753	8,202	-	-
Consultant	18,088	9,510	11,800	4,219
Maintenance and conservation of furniture and utensils	2,716	2,310	15	-
Information technology	24,932	23,899	586	606
Maintenance and conservation of vehicles	1,265	1,233	-	-
Disconnection and reconnection	15,278	34,542	-	-
Environmental services	4,529	6,290	-	-
Legal services	9,857	11,490	591	727
Costs (recovery of costs) of proceedings	1,014	176	70	82
Tree pruning	24,336	21,331	-	-
Cleaning of power line pathways	33,933	28,802	-	-
Copying and legal publications	10,159	9,713	247	124
Inspection of customer units	12,618	5,223	-	-
Other expenses	42,656	56,126	1,794	3,022
	601,690	585,969	15,793	11,359

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Meter reading and bill delivery	33,118	32,291	-	-
Communication	12,726	14,167	157	244
Maintenance and conservation of electrical facilities and equipment	113,872	97,879	5	3
Building conservation and cleaning	25,178	27,342	34	53
Contracted labor	1,452	2,567	9	-
Freight and airfares	253	1,915	49	352
Accommodation and meals	1,493	3,556	30	51
Security services	4,223	4,194	-	-
Consultant	10,517	6,117	6,572	2,935
Maintenance and conservation of furniture and utensils	1,404	1,395	-	(1)
Information technology	11,056	16,667	292	454
Maintenance and conservation of vehicles	585	693	-	-
Disconnection and reconnection	4,049	16,996	-	-
Environmental services	2,144	2,883	-	-
Legal services	6,081	5,069	443	283
Costs (recovery of costs) of proceedings	574	592	18	82
Tree pruning	15,308	13,079	-	-
Cleaning of power line pathways	19,161	15,090	-	-
Copying and legal publications	5,556	5,230	240	141
Inspection of customer units	8,829	3,134	-	-
Other expenses	25,030	31,385	639	1,454
	302,609	302,241	8,488	6,051

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c)	Energy purchased for resale

	Consolidated
	Jan to Jun 2020	Jan to Jun 2020
Supply from Itaipu Binacional	952,413	694,177
Physical guarantee quota contracts	379,450	364,358
Quotas for Angra I and II nuclear plants	151,484	134,586
Spot market	633,003	762,267
Proinfa Program	155,866	190,617
‘Bilateral’ contracts	163,392	151,479
Energy acquired in Regulated Market auctions	1,567,953	1,395,566
Energy acquired in the Free Market	1,743,809	1,838,169
Distributed generation (‘Geração distribuída’)	327,796	82,858
PIS/Pasep and Cofins credits	(505,433)	(493,877)
	5,569,733	5,120,200

	Consolidated
	Apr to Jun 2020	Apr to Jun 2019
Supply from Itaipu Binacional	524,601	361,021
Physical guarantee quota contracts	189,617	185,427
Quotas for Angra I and II nuclear plants	75,742	67,293
Spot market	251,066	278,055
Proinfa Program	77,933	95,309
‘Bilateral’ contracts	84,216	78,883
Energy acquired in Regulated Market auctions	748,514	684,774
Energy acquired in the Free Market	900,703	973,506
Distributed generation (‘Geração distribuída’)	154,315	44,892
PIS/Pasep and Cofins credits	(251,469)	(243,141)
	2,755,238	2,526,019

d)	Operating provision (reversals)

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2020	Jan to Jun/2020	Jan to Jun/2019
Estimated losses on doubtful accounts receivables (Note 7)	215,100	126,978	-	-
Estimated losses on other accounts receivables (1)	-	4,935	-	183
Estimated losses on doubtful accounts receivable from related (3) (note 29)	37,361	688,031	37,361	-

Contingency provisions (reversals) (Note 24) (2)
Labor claims	30,688	106,558	6,140	15,853
Civil	22,690	1,076	2,002	(510)
Tax	24,439	19,310	3,510	20,268
Regulatory	(136)	952	(81)	607
Other	3,787	8,593	54	(556)
	81,468	136,489	11,625	35,662
	333,929	956,433	48,986	35,845
Adjustment for losses
Put option – SAAG (Note 30)	22,800	21,946	-	-
	22,800	21,946	-	-
	356,729	978,379	48,986	35,845

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Estimated losses on doubtful accounts receivables (Note 7)	115,360	47,627	-	-
Estimated losses on other accounts receivables (1)	-	4,752	-	-
Estimated losses on doubtful accounts receivable from related (3) (note 29)	37,361	688,031	37,361	-

Contingency provisions (reversals) (Note 24) (2)
Labor claims	23,375	105,122	7,986	13,136
Civil	6,379	3,571	1,235	(64)
Tax	12,005	4,384	1,237	4,833
Regulatory	(373)	276	(702)	(108)
Other	1,518	4,672	27	35
	42,904	118,025	9,783	17,832
	195,625	858,435	47,144	17,832
Adjustment for losses
Put option – SAAG (Note 30)	1,988	10,938	-	-
	1,988	10,938	-	-
	197,613	869,373	47,144	17,832

(1)	The estimated losses on other accounts receivable are presented in the consolidated Statement of income as operating expenses.

(2)	The provisions for contingencies of the Parent company are presented in the consolidated profit and loss account for the year as operating expenses.
(3)	Estimated losses on amounts receivable from Renova, as a result of the assessment of credit risk.

e)	Construction costs

	Consolidated
	Jan to Jun 2020	Jan to Jun 2019
Personnel and managers	40,445	30,398
Materials	337,298	228,763
Outsourced services	239,960	155,365
Others	65,973	50,699
	683,676	465,225

	Consolidated
	Apr to Jun 2020	Apr to Jun 2019
Personnel and managers	23,522	16,946
Materials	180,348	141,304
Outsourced services	139,977	80,071
Others	29,558	27,786
	373,405	266,107

f)	Other operating expenses (revenues), net

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Leasing and rentals (1)	5,234	1,783	427	1,273
Advertising	2,877	1,961	31	66
Own consumption of energy	10,750	8,105	-	-
Subsidies and donations	3,317	4,584	-	-
Onerous concession	1,387	1,287	-	-
Insurance	12,004	4,541	1,411	824
CCEE annual charge	2,974	3,078	1	1
Net loss (gain) on deactivation and disposal of assets	11,969	12,386	157	-
Forluz – Administrative running cost	14,856	14,024	731	688
Collection agents	42,393	42,356	-	-
Taxes and charges	6,223	7,568	729	511
Other expenses (revenues)	24,472	(7,819)	2,055	1,144
	138,456	93,854	5,542	4,507

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
Leasing and rentals (1)	3,124	1,270	206	2,312
Advertising	1,662	224	31	28
Own consumption of energy	5,539	1,816	-	-
Subsidies and donations	1,645	1,673	-	-
Onerous concession	707	659	-	-
Insurance	5,943	2,418	726	424
CCEE annual charge	1,500	1,441	1	1
Net loss (gain) on deactivation and disposal of assets	5,536	4,887	157	-
Forluz – Administrative running cost	7,552	7,312	371	359
Collection agents	20,395	21,398	-	-
Taxes and charges	1,442	2,899	112	172
Other expenses (revenues)	29,276	(4,075)	38	291
	84,321	41,922	1,642	3,587

(1)	Related to remaining leasing arrangements and rentals that do not qualify for recognition under IFRS 16 as well as short-term leases and leases for which the underlying asset is of low value.

28.	FINANCE INCOME AND EXPENSES

	Consolidated		Parent Company
	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
FINANCE INCOME
Income from financial investments	39,590	50,868	2,122	1,888
Interest on sale of energy	176,823	182,451	-	-
Foreign exchange variations – loans and financings (note 21)	-	70,470	-	-
Monetary variations	8,729	12,873	1	1
Monetary variations – CVA (Note 13)	25,688	53,046	-	-
Monetary updating of escrow deposits	54,042	19,906	10,172	6,474
PIS/Pasep and Cofins charged on finance income (1)	(15,812)	(50,752)	(2,036)	(5,343)
Gains on financial instruments –swap (Note 30)	1,800,960	613,394	-	-
Borrowing costs paid by related parties	3,483	45,979	803	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (note 8)	27,092	1,553,112	3,489	300,831
Others	32,218	71,641	842	1,263
	2,152,813	2,622,988	15,393	305,114
FINANCE EXPENSES
Charges on loans and financings (Note 21)	(583,106)	(605,952)	(942)	(1,542)
Cost of debt – amortization of transaction cost (Note 21)	(7,101)	(13,948)	(104)	(81)
Foreign exchange variations - loans and financing (Note 21)	(2,162,364)	-	-	-
Foreign exchange variations – Itaipu	(66,466)	(3,132)	-	-
Monetary updating – loans and financings (Note 21)	(35,978)	(82,711)	-	-
Monetary updating – onerous concessions	(1,782)	(1,776)	-	-
Charges and monetary updating on post-employment obligations (Note 23)	(21,749)	(33,578)	(1,070)	(1,652)
Leasing – Inflation adjustment (Note 18)	(13,737)	(18,332)	(153)	(286)
Others	(22,593)	(56,532)	(3)	(14,890)
	(2,914,876)	(815,961)	(2,272)	(18,451)
NET FINANCE INCOME (EXPENSES)	(762,063)	1,807,027	13,121	286,663

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

	Consolidated		Parent Company
	Apr to Jun 2020	Apr to Jun 2019	Apr to Jun 2020	Apr to Jun 2019
FINANCE INCOME
Income from financial investments	21,424	25,836	749	411
Interest on sale of energy	84,751	95,933	-	-
Foreign exchange variations – loans and financings (note 21)	-	70,470	-	-
Monetary variations	5,079	7,888	1	-
Monetary variations – CVA	14,045	32,140	-	-
Monetary updating of escrow deposits	37,682	13,219	4,476	5,942
PIS/Pasep and Cofins charged on finance income (1)	(7,018)	(41,487)	(1,582)	(5,196)
Gains on financial instruments –swap	486,720	461,083	-	-
Borrowing costs paid by related parties	3,075	23,315	395	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (note 8)	12,243	1,553,112	1,580	300,831
Others	12,077	30,961	474	120
	670,078	2,272,470	6,093	302,108
FINANCE EXPENSES
Charges on loans and financings	(271,806)	(302,540)	(400)	(783)
Cost of debt – amortization of transaction cost	(3,556)	(7,015)	(53)	(42)
Foreign exchange variations - loans and financing	(405,828)	32,980	-	-
Foreign exchange variations – Itaipu	(32,457)	(3,132)	-	-
Monetary updating – loans and financings	32,467	(38,703)	-	-
Monetary updating – onerous concessions	(1,091)	(895)	-	-
Charges and monetary updating on post-employment obligations	(4,416)	(18,349)	(217)	(903)
Leasing – Inflation adjustment	(6,738)	(8,992)	(74)	106
Others	(11,970)	(17,237)	-	(7,164)
	(705,395)	(363,883)	(744)	(8,786)
NET FINANCE INCOME (EXPENSES)	(35,317)	1,908,587	5,349	293,322

(1)	The PIS/Pasep and Cofins expenses apply to Interest on Equity.

29.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

COMPANY	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019	Jan to Jun 2020	Jan to Jun 2019	Jan to Jun 2020	Jan to Jun 2019
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	379,027	345,929	-	-	70,851	80,131	-	-
Non-current
Accounts Receivable – AFAC (2)	120,258	115,202	-	-	5,056	10,749	-	-

Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	-	-	15,048	13,622	19,872	19,569	(82,633)	(78,109)
Provision of services (4)	324	626	-	-	2,420	4,943	-	-
Interest on Equity, and dividends	-	103,033	-	-	-	-	-	-
Contingency (5)	-	-	32,088	32,088	-	-	-	-

Baguari Energia
Current
Transactions with energy (3)	-	-	893	924	-	-	(4,172)	(5,393)
Provision of services (4)	211	-	-	-	559	466	-	-
Interest on Equity, and dividends	10,640	-	-	-	-	-	-	-

Madeira Energia
Current
Transactions with energy (3)	2,174	5,745	112,340	57,860	13,014	33,087	(548,860)	(331,510)

Norte Energia
Current
Transactions with energy (3)	2,445	-	24,352	24,459	13,859	9,199	(108,885)	(103,837)
Advance for future power supply (6)	20,150	40,081	-	-	-	-	(19,931)	-

Lightger
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Current
Transactions with energy (3)	-	-	2,154	1,541	-	-	(11,599)	(9,178)
Interest on Equity, and dividends	1,729	-	-	-	-	-	-	-

Hidrelétrica Pipoca
Current
Transactions with energy (3)	-	-	1,816	1,387	-	-	(11,599)	(9,178)
Interest on Equity, and dividends	-	-		-	-	-	-	-

Retiro Baixo
Current
Transactions with energy (3)	-	-	142	567	2,519	-	(2,103)	(2,556)
Interest on Equity, and dividends	6,474	6,474	-	-	-	-	-	-

Hidrelétrica Cachoeirão
Current
Interest on Equity, and dividends	7,349	2,536	-	-	-	-	-	-

Renova
Non-current
Accounts Receivable (7)	-	-	-	-	-	93,708	-	688,031
Loans from related parties (8)	-	16,559	-	6,418	(803)	-	(37,361)	-

Light
Current
Transactions with energy (3)	336	312	153	1,311	31,425	30,860	(904)	(2,974)
Interest on Equity, and dividends	71,206	72,737	-	-	-	-	-	-

TAESA
Current
Transactions with energy (3)	-	-	6,030	8,523	-	-	(45,323)	(48,869)
Provision of services (4)	174	170	-	-	295	299	-	-

Hidrelétrica Itaocara
Current
Adjustment for losses (9)	-	-	22,153	21,809	-	-	-	-

Axxiom
Current
Provision of services (10)	-	-	1,337	3,306	-	-	-	-

Other related parties
FIC Pampulha
Current
Cash and cash equivalents	500,496	36,434	-	-	-	-	-	-
Marketable securities	2,536,682	742,561	-	-	15,794	10,186	-	-
(-) Marketable securities issued by subsidiary companies (note 21)	(8,009)	(3,031)	-	-	-	-	-	-
Non-current
Marketable securities	194,405	1,825	-	-	-	-	-	-

FORLUZ
Current
Post-employment obligations (11)	-	-	167,067	144,828	-	-	(102,892)	(98,346)
Supplementary pension contributions – Defined contribution plan (12)	-	-	-	-	-	-	(36,285)	(38,764)
Administrative running costs (13)	-	-	-	-	-	-	(14,855)	(14,024)
Operating leasing (14)	2,508	178,504	865	35,458	-	-	(885)	(27,672)
Non-current
Post-employment obligations (11)	-	-	2,850,222	2,827,308	-	-	-	-
Operating leasing (14)	-	-	1,787	149,415	-	-	-	-

Cemig Saúde
Current
Health Plan and Dental Plan (15)	-	-	147,631	140,830	-	-	(120,392)	(113,451)
Non-current
Health Plan and Dental Plan (15)	-	-	3,065,919	3,021,852	-	-	-	-

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)	Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the regulator (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, up to November 2019. Twenty installments were unpaid at June 30, 2020. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. The amount of the Public Lighting Contribution relating to the debt recognition agreement at June 30, 2020 is R$246,104.
(2)	This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default. For further information, see Note 10.
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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(3)	The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market, and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).
(4)	Refers to a contract to provide plant operation and maintenance services.
(5)	This refers to the aggregate amounts of legal actions realized and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$98 million, of which Cemig’s portion is R$32 million.
(6)	Refers to advance payments for energy supply made in 2019 to Norte Energia, established by auction and by contract registered with the CCEE (Wholesale Trading Exchange). Norte Energia will deliver contracted supply until December 31, 2020, starting on January 01, 2020. Until June 30, 2020, the amount corresponding to energy supplied is R$19,931 and the remaining amount of the advanced payments is R$20,150. There is no financial updating of the contract.
(7)	As mentioned in Note 15(b), in June 2019, due to the uncertainties related to continuity of Renova, an estimated loss on realization of the receivables was recorded for the full value of the balance, R$688 million.
(8)	On November 25, 2019, December 27, 2019 and January 27, 2020 DIP loan contracts under court-supervised reorganization proceedings, referred to as ‘DIP’, ‘DIP 2’ and ‘DIP 3’, were entered into between the Company and the investee Renova Energia S.A., which is in court-supervised reorganization, in the amounts of R$10 million, R$6.5 million and R$20 million, respectively. The contracts specify interest equal to 100% of the accumulated variation in the DI rate, plus an annual spread, applied pro rata die (on 252-business-days basis), of 1.083% for the DIP contract, 2.5% for the DIP2 contract and 1.5% for the DIP3, up to the date of respective full payment. The Company recognized an impairment loss for the receivables from Renova, of its total carrying amount of R$37,361, in the second semester of 2020. For further information, see note 15 (c).
(9)	A liability was recognized corresponding to the Company’s interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 15).
(10)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017;
(11)	The contracts of Forluz are updated by the Expanded Customer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 23).
(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect up to November 2020 (able to be extended every five years, up to 2035) and August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. Aiming at costs reduction, in November 2019, Cemig returned the Aureliano Chaves building to Forluz. Cemig is still negotiating with Forluz the returning of the remaining leased floors of Aureliano Chaves building, aiming at balancing the headquarters leasing costs to Cemig’s budgeting.
(15)	Post-employment obligations relating to the employees’ health and dental plan (see Note 23).

Dividends receivable

Dividends receivable	Consolidated		Parent Company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Cemig GT	-	-	781,769	781,769
Cemig D	-	-	352,287	822,183
Gasmig	-	-	104,146	46,578
Centroeste	-	-	8,744	-
Light	71,206	72,737	71,206	72,737
Aliança Geração	-	103,033	-	-
Others (1)	26,192	10,228	2,411	3,628
	97,398	185,998	1,320,563	1,726,895

(1)	The subsidiaries grouped in ‘Others’ are identified in the table above under “Interest on Equity, and Dividends”.

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Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the interim financial information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2020	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,536,909	2042
Light (2)	Affiliated	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A.	Jointly-controlled entity	Surety	Debentures	434,075	2037
Santo Antônio Energia S.A.	Jointly-controlled entity	Guarantee	Financing	961,491	2034
				4,616,090
(1)	Related to execution of guarantees of the Norte Energia financing.
(2)	Corporate guarantee given by Cemig to Saesa.

At June 30, 2020, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and guarantees.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund at June 30, 2020 are reported in Marketable securities in current or non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders’ Meeting, and the effects on the income statements of the in period ended June 30, 2020 and 2019, are as follows:

	Jun. 30, 2020	Jun. 30, 2019
Remuneration	12,449	14,253
Profit sharing (reversal)	2,672	5,078
Assistance benefits	578	965
Total	15,699	20,296

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30.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles adopted by the Company, are as follows:

	Level	Jun. 30, 2020		Dec. 31, 2019
		Balance	Fair value	Balance	Fair value
Financial assets
Amortized cost (1)
Marketable securities – Cash investments	2	603,106	603,106	102,109	102,109
Customers and Traders; Concession holders (transmission service)	2	4,247,485	4,247,485	4,600,605	4,600,605
Restricted cash	2	15,750	15,750	12,337	12,337
Accounts receivable from the State of Minas Gerais (AFAC)	2	120,258	120,258	115,202	115,202
Concession financial assets – CVA (Parcel ‘A’ Costs Variation Compensation) Account and Other financial components	3	926,183	926,183	881,614	881,614
Reimbursement of tariff subsidies	2	89,048	89,048	96,776	96,776
Low-income subsidy	2	37,915	37,915	29,582	29,582
Escrow deposits	2	1,170,254	1,170,254	2,540,239	2,540,239
Concession grant fee – Generation concessions	3	2,482,994	2,482,994	2,468,216	2,468,216
Reimbursements receivable – Transmission		1,265,445	1,265,445	1,280,652	1,280,652
		10,958,438	10,958,438	12,127,332	12,127,332
Fair value through profit or loss
Cash equivalents – Cash investments		858,740	858,740	326,352	326,352
Marketable securities
Bank certificates of deposit	2	-	-	267	267
Treasury Financial Notes (LFTs)	1	638,350	638,350	94,184	94,184
Financial Notes – Banks	2	1,492,464	1,492,464	557,018	557,018
Debentures	2	-	-	103	103
		2,989,554	2,989,554	977,924	977,924

Derivative financial instruments (Swaps)	3	3,281,491	3,281,491	1,690,944	1,690,944
Derivative financial instruments (Ativas and Sonda Put options)	3	2,678	2,678	2,614	2,614
Concession financial assets – Distribution infrastructure	3	506,094	506,094	483,374	483,374
Reimbursements receivable – Generation	3	816,202	816,202	816,202	816,202
		7,596,019	7,596,019	3,971,058	3,971,058
		18,554,457	18,554,457	16,098,390	16,098,390
Financial liabilities
Amortized cost (1)
Loans, financing and debentures	2	(15,862,429)	(15,862,429)	(14,776,031)	(14,776,031)
Debt with pension fund (Forluz)	2	(551,778)	(551,778)	(566,381)	(566,381)
Deficit of pension fund (Forluz)	2	(536,853)	(536,853)	(550,151)	(550,151)
Concessions payable	3	(20,205)	(20,205)	(19,692)	(19,692)
Suppliers	2	(1,945,496)	(1,945,496)	(2,079,891)	(2,079,891)
Leasing transactions	2	(256,251)	(256,251)	(287,747)	(287,747)
		(19,173,012)	(19,173,012)	(18,279,893)	(18,279,893)
Fair value through profit or loss
Derivative financial instruments (SAAG put options)	3	(505,641)	(505,641)	(482,841)	(482,841)
		(505,641)	(505,641)	(482,841)	(482,841)
		(19,678,653)	(19,678,653)	(18,762,734)	(18,762,734)

(1)	On June 30, 2020 and December 31, 2019, the book values of financial instruments reflect their fair values.

At initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting standards currently in effect. Fair value is a measurement based on assumptions that market participants would use in pricing an asset or liability. The Company uses the following classification to its financial instruments:

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▪	Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.
▪	Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used provided that all the material variables are based on observable market data. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business model.
▪	Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, and/or of derivatives linked to them which are to be settled by delivery of unquoted securities. Fair value is determined based on generally accepted valuation techniques, such as on discounted cash flow analysis or other valuation techniques such as, for example, New Replacement Value (Valor novo de reposição, or VNR).

For assets and liabilities that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization.

Fair value calculation of financial positions

Distribution infrastructure concession financial assets: These are measured at New Replacement Value (Valor novo de reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the concession assets in service and which will be revertible at the end of the concession, and on the weighted average cost of capital (WACC) defined by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig respectively. Changes in concession financial assets are disclosed in Note 13.

Indemnifiable receivable – generation: measured at New Replacement Value (VNR), as per criteria set by regulations of the grantor power, based on the fair value of the assets to be indemnify at the end of the concession.

Marketable securities: Fair value of marketable securities is determined taking into consideration the market prices of the investment, or market information that makes such calculation possible, considering future interest rates and exchange of investments to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount rate obtained from the market yield curve.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Put options: The Company adopted the Black-Scholes-Merton method for measuring fair value of the SAAG and Sonda options. The fair value of these options was calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the reporting date.

Swaps: Fair value was calculated based on the market value of the security at its maturity adjusted to present value by the discount rate from the market yield curve.

Other financial liabilities: Fair value of its loans, financing and debentures were determined using 133.40% of the CDI rate – based on its most recent funding. For the loans, financing, debentures and debt renegotiated with Forluz, with annual rates between IPCA + 4.10% to 8.07% and CDI + 0.19% to 1.10%, Company believes that their carrying amount is approximated to their fair value.

b)	Derivative financial instruments

Put options

Company holds options to sell certain securities (put options) for which it has calculated the fair value based on the Black and Scholes Merton (BSM) model, considering the following assumptions: exercise price of the option; closing price of the underlying asset as of June 30, 2020; risk-free interest rate; volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On June 30, 2020 and December 31, 2019, the options values were as follows:

Consolidated	Jun. 30, 2020	Dec. 31, 2019
Put option – SAAG	505,641	482,841
Put / call options – Ativas and Sonda	(2,678)	(2,614)
	502,963	480,227

Put option – SAAG

Option contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price

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(IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit and loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BCM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they hold direct equity interests at Mesa. However, neither SAAG nor Mesa have its share traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on June 30, 2020 is ascertained based on free cash flow (FCFE), expressed by equity pick-up of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the energy generation sector that are traded at Bovespa.

Based on the analysis performed, a liability of R$505,641 was recorded in the Company’s interim financial information (R$482,841 on December 31, 2019), for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Consolidated
Balance at December 31, 2018	419,148
Adjustment to fair value	21,946
Balance at June 30, 2019	441,094

Balance at December 31, 2019	482,841
Adjustment to fair value	22,800
Balance at June 30, 2020	505,641

Cemig GT performed the sensitivity analysis of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at -0.89% to 3.11% p.a., and for volatility between 0.08 and 0.68 p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$494,765 and R$516,740, respectively.

This option can potentially dilute basic earnings per share in the future; however, they have not caused dilution of earnings per share in the years presented.

Sonda options

As part of the shareholding restructuring, CemigTelecom and Sonda signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda). With the merger of Cemig Telecom into Cemig, on March 31, 2018, the option contract became an agreement between Cemig and Sonda.

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This resulted in Cemig simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the year prior to the exercise date, multiplied by the percentage of equity interest held. The exercise price of the call option will be equivalent to seventeen times the adjusted net income of Ativas in the business year prior to the exercise date, multiplied by the percentage of equity interest held. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial information for June 30, 2020. The net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on June 30, 2020; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The valuation base date is June 30, 2020, the same date as the closing of the Company’s interim financial information, and the methodology used to calculate the fair value of the company is discounted cash flow (DCF) based on the value of the shares transaction of Ativas by Sonda, occurred on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. Maturity was calculated assuming exercise date of March 31, 2021.

Considering that the exercise prices of the options are contingent upon the future financial results of Ativas, the estimated exercise prices on the maturity date was based on statistical analyses and information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on June 30, 2020 was a positive adjustment of R$1,800,960 (positive adjustment of R$613,394 on June 30, 2019), which was posted in finance income (expenses).

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The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT.

This table presents the derivative instruments contracted by Cemig GT as of June 30, 2020 and December 31, 2019.

Assets (1)	Liability (1)	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss
					Carrying amount Jun. 30, 2020	Fair value Jun. 30, 2020	Carrying amount Dec. 31, 2019	Fair value Dec. 31, 2019
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$ 150.49% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$1,000,000	1,774,001	2,330,216	813,535	1,235,102
US$ exchange variation + Rate (9.25% p.y.)	Local currency + R$125.52% of CDI	Interest: Half-yearly Principal: Dec. 2024	Over the counter	US$500,000	588,717	951,275	108,532	455,842
					2,362,718	3,281,491	922,067	1,690,944
Current Assets						589,555		234,766
Non-current Assets						2,691,936		1,456,178

1)	For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 million issuance of the same Eurobond issued on July 2018: (1) a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$; and (2) a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate.
2)	In millions of US$.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value at June 30, 2020 was R$3,281,491 (R$1,690,944 on December 31, 2019), which would be the reference if Cemig GT would liquidate the financial instrument on that date, but the swap contracts protect the Company’s cash flow up to the maturity of the bonds in 2024 and they have carrying value of R$2,362,718 at June 30, 2020 (R$922,066 on December 31, 2019).

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results would be affected by the swap and call spread at the end of the period in the amount of R$1,736,780 for the option (call spread), partially compensated by R$1,375,980 for the swap – comprising a total of R$3,112,759.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the ‘probable’ scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

Parent company and Consolidated	Base scenario Jun. 30, 2020	‘Probable’ scenario:	‘Possible’ scenario exchange rate depreciation and interest rate increase 25%	‘Remote’ scenario: exchange rate depreciation and interest rate increase 50%

Swap (asset)	7,356,512	6,942,340	6,044,964	5,188,489
Swap (liability)	(5,658,748)	(5,566,361)	(5,652,379)	(5,734,539)
Option / Call spread	1,583,727	1,736,780	1,098,137	396,154
Derivative hedge instrument	3,281,491	3,112,759	1,490,722	(149,896)

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c)	Financial risk management

Corporate risk management is a management tool that is part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies to minimize the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks, which are effective, in alignment with the Company’s business strategy.

The main risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers, and cash flow. The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2020		Dec. 31, 2019
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financing (Note 21)	(1,513,698)	(8,289,009)	(1,515,814)	(6,109,793)
Suppliers (Itaipu Binacional)	(31,770)	(173,973)	(60,229)	(242,766)
	(1,545,468)	(8,462,982)	(1,576,043)	(6,352,559)
Net liabilities exposed		(8,462,982)		(6,352,559)

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real at June 30, 2021 will be an depreciation of the dollar by 8.69% to R$5.00. The Company has prepared a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

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Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

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Risk: foreign exchange rate exposure	Base Scenario	‘Probable’ scenario US$=R$5.00	‘Possible’ scenario US$= R$6.25	‘Remote’ scenario US$=R$7.50
US dollar
Loans and financings	(8,289,009)	(7,568,489)	(9,460,611)	(11,352,733)
Suppliers (Itaipu Binacional)	(173,973)	(158,850)	(198,563)	(238,276)
	(8,462,982)	(7,727,339)	(9,659,174)	(11,591,009)

Net liabilities exposed	(8,462,982)	(7,727,339)	(9,659,174)	(11,591,009)
Net effect of exchange rate fluctuation	-	735,643	(1,196,192)	(3,128,027)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI Rate, as described in more detail in the item ‘Swap Transactions’ in this note.

Interest rate risk

The Company is exposed to the risk of decrease in Brazilian domestic interest rates. This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	Jun. 30, 2020	Dec. 31, 2019
Assets
Cash equivalents – Cash investments (Note 5) – CDI	858,740	326,352
Marketable securities (Note 6) – CDI / SELIC	2,733,920	753,681
Restricted cash – CDI	15,750	12,337
CVA and in tariffs (Note 13) – SELIC	926,183	881,614
	4,534,593	1,973,984
Liabilities
Loans, financing and debentures (Note 21) – CDI	(3,620,721)	(3,771,549)
Loans, financing and debentures (Note 21) – TJLP	(247,628)	(243,430)
	(3,868,349)	(4,014,979)
Net liabilities exposed	666,244	(2,040,995)

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at June 30, 2021 Selic and TJLP rates will be 2.00% and 4.61%, respectively. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Decrease in Brazilian interest rates	Jun. 30, 2020	Jun. 30, 2021
	Book value	‘Probable’ scenario Selic 2.00% TJLP 4.61%	‘Possible’ scenario Selic 1.50% TJLP 3.46%	‘Remote’ scenario Selic 1.00% TJLP 2.31%
Assets
Cash equivalents (Note 5)	858,740	875,915	871,621	867,327
Marketable securities (Note 6)	2,733,920	2,788,598	2,774,929	2,761,259
Restricted cash	15,750	16,065	15,986	15,908
CVA and Other financial components – SELIC	926,183	944,707	940,076	935,445
	4,534,593	4,625,285	4,602,612	4,579,939
Liabilities
Loans and financing (Note 21) – CDI	(3,620,721)	(3,693,135)	(3,675,032)	(3,656,928)
Loans and financing (Note 21) – TJLP	(247,628)	(259,044)	(256,196)	(253,348)
	(3,868,349)	(3,952,179)	(3,931,228)	(3,910,276)

Net assets exposed	666,244	673,106	671,384	669,663
Net effect of fluctuation in interest rates		6,862	5,140	3,419
102

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Increase in inflation risk

The Company and its subsidiaries are exposed to risk of increase in inflation, due to their having more liabilities than assets indexed to the variation of inflation indicators, as follows:

Exposure to increase in inflation	Jun. 30, 2020	Dec. 31, 2019
Assets
Concession financial assets related to Distribution infrastructure - IPCA (1)	481,371	459.711
Concession financial assets related to Gas distribution infrastructure – IGP-M (1)	24,723	23.663
Receivable from Minas Gerais state government (AFAC) – IGPM (Note 10 and 29)	120,258	115,202
Receivable for residual value – Transmission – IPCA (Note 13)	1,265,445	1,280,652
Concession Grant Fee – IPCA (Note 13)	2,482,994	2,468,216
	4,374,791	4,347,444

Liabilities
Loans, financing and debentures – IPCA and IGP-DI (Note 21)	(3,779,068)	(4,729,928)
Debt with pension fund (Forluz) – IPCA	(551,778)	(566,381)
Deficit of pension plan (Forluz) – IPCA	(536,853)	(550,151)
	(4,867,699)	(5,846,460)
Net assets (liabilities) exposed	(492,908)	(1,499,016)

(1)	Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 4rd tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indices, the Company estimates that, in a probable scenario, at June 30, 2021 the IPCA inflation index will be 3.00% and the IGPM inflation index will be 2.37%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a reduction in inflation of 25% and 50% in relation to the ‘probable’ scenario.

Risk: increase in inflation	Jun. 30, 2020	Jun. 30, 2021
	Amount Book value	‘Probable’ scenario IPCA 3.00% IGPM 3.91%	‘Possible’ scenario (25%) IPCA 3.75% IGPM 4.89%	‘Remote’ scenario (50%) IPCA 4.50% IGPM 5.87%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (1)	481,371	495,812	499,422	503,033
Concession financial assets related to Gas distribution infrastructure – IGP-M	24,723	25,690	25,932	26,174
Accounts receivable from Minas Gerais state government (AFAC) – IGPM index (Note 29)	120,258	124,960	126,139	127,317
Receivable for residual value – Transmission – IPCA (Note 13)	1,265,445	1,303,408	1,312,899	1,322,390
Concession Grant Fee – IPCA (Note 13)	2,482,994	2,557,484	2,576,106	2,594,729
	4,374,791	4,507,354	4,540,498	4,573,643

Liabilities
Loans, financing and debentures – IPCA and IGP-DI	(3,779,068)	(3,892,440)	(3,920,783)	(3,949,126)
Debt agreed with pension fund (Forluz) – IPCA	(551,778)	(568,331)	(572,470)	(576,608)
Deficit of pension plan (Forluz)	(536,853)	(552,959)	(556,985)	(561,011)
	(4,867,699)	(5,013,730)	(5,050,238)	(5,086,745)
Net liability exposed	(492,908)	(506,376)	(509,740)	(513,102)
Net effect of fluctuation in IPCA and IGP–M indices		(13,468)	(16,832)	(20,194)
(1)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the regulator (Aneel) after the 4rd tariff review cycle.
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Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company’s Cash Investment Policy. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- loating rates
Loans, financing and debentures	109,861	1,082,284	2,812,022	13,146,941	805,411	17,956,519
Onerous concessions	234	462	2,021	9,060	12,515	24,292
Debt with pension plan (Forluz) (Note 23)	12,011	24,060	110,017	467,676	-	613,764
Deficit of the pension plan (FORLUZ) (Note 23)	5,358	10,741	124,523	210,000	578,226	928,848
	127,464	1,117,547	3,048,583	13,833,677	1,396,152	19,523,423
- Fixed rate
Suppliers	1,936,386	8,032	930	-	148	1,945,496
	2,063,850	1,125,579	3,049,513	13,833,677	1,396,300	21,468,919

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Parent Company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financing and debentures	-	-	50,138	-	-	50,138
Debt with pension plan (Forluz) (Note 23)	591	1,184	5,413	23,010	-	30,198
Deficit of the pension plan (FORLUZ) (Note 23)	264	528	6,127	10,332	28,449	45,700
	855	1,712	61,678	33,342	28,449	126,036
- Fixed rate
Suppliers	1,786	-	-	-	-	1,786
	2,641	1,712	61,678	33,342	28,449	127,822

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers’ base.

The allowance for doubtful accounts receivable recorded on June 30, 2020, considered to be adequate in relation to the credits in arrears receivable by the Company, was R$888,024.

Cemig and its subsidiaries manage the counterparty risk of losses resulting from insolvency of financial institutions based on an internal policy, has been in effect since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would bring volatility risk into its financial statements.

As a management instrument, Cemig and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.     Rating by three risk rating agencies.

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2.     Equity greater than R$400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, in accordance with its equity amount, plus a specific segment comprising those whose credit risk is associated only with federal government. The credit limits are determined based on this classification, as follows:

Group	Equity	Limit per bank (% of equity)[1]
Federal Risk (FR)	-	10%
A1	Over R$ 3.5 billion	Between 6% and 9%
A2	Between R$1.0 billion and R$3.5 billion	Between 5% and 8%
A3	Between R$400 million and R$1.0 billion	Between 0% and 7%

1The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity, and quality of the credit portfolio.

Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.
2.	“Federal Risk” and “A1” banks may have more than 50% of the portfolio of any individual company.

COVID-19 Pandemic – Risks and uncertainties related to Cemig’s business

The Company’s assessment concerning the risks and potential impacts of Covid-19 are disclosed in Note 1.1..

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD) is 105% of the distributor’s contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers. Company’s management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

On April 07, 2020, Aneel expanded the limit of total amount of energy that can be declared by energy distributors in the process of the mechanism for the sale of surplus (‘Mecanismo de Venda de Excedentes’ - MVE), during 2020, from 15% to 30%, for the purpose of facilitating contractual reductions, considering the scenario caused by Covid-19 pandemic.

106

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Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

Due to the inspection carried out by Aneel, the indicators of efficiency criteria regarding service continuity were recalculated for the period from January 2016 to May 2019, resulting in a non-compliance of the annual global limit for the indicator DEC (Customer Unit Average Outage Duration) for the periods of 2016 and 2017. Once the DEC calculated for the period of 2019 also exceeded the regulatory global limit, the prohibition on declaration of dividends and interest on equity, provided in Article 2º of Aneel Normative Resolution 747/2016, was applied, limiting the amount of dividend and interest on equity, isolated or jointly, to 25% of net income, less the amounts allocated to the legal reserve and the Contingency Reserve. It is important to note that the internal indicators (DECi and FECi) for maintaining the distribution concession were complied with in all periods.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the period ended June 30, 2020.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

107

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Risk of debt early maturity

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On June, 30, 2020, the Company was compliant with all the covenants for financial index requiring half-yearly and annual compliance, except for non-compliance with the non-financial covenant of the loan contracts with the CEF of the subsidiaries Central Eólica Praias de Parajuru and Central Eólica Volta do Rio. More details in Note 21.

Capital management

This table shows comparisons of the Company’s net liabilities and its equity:

	Consolidated		Parent company
	Jun. 30, 2020	Dec. 31, 2019	Jun. 30, 2020	Dec. 31, 2019
Total liabilities	35,658,078	34,036,187	1,794,749	1,865,610
(–) Cash and cash equivalents	(971,314)	(535,757)	(32,278)	(64,356)
(–) Marketable securities	(2,529,359)	(740,339)	(106,679)	(185,211)
Net liabilities	32,157,405	32,760,091	1,655,792	1,616,043

Total equity	16,877,062	15,890,865	16,872,604	15,886,615
Net liabilities / equity	1.91	2.06	0.10	0.10

31.	OPERATING SEGMENTS

The operating segments of the Company reflect their management and their organizational structure, used to monitoring its results. They are aligned with the regulatory framework of the Brazilian energy industry.

The Company also operates in the gas market, through its subsidiary Gasmig, and in other businesses with less impact on the results of its operations. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The tables below show segment information for June 30, 2020 and 2019:

INFORMATION BY SEGMENT FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2020
DESCRIPTION	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	16,485,518	4,790,258	25,818,455	2,800,120	3,437,851	(797,062)	52,535,140
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	4,110,936	1,314,968	-	-	29,276	-	5,455,180
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE	-	-	1,124,088	-	-	-	1,124,088
ADDITIONS TO THE SEGMENT	64,372	118,819	581,746	27,887	2	-	792,826

CONTINUING OPERATIONS
NET REVENUE	2,994,897	747,480	7,555,731	798,779	51,437	(154,695)	11,993,629
COST OF ENERGY AND GAS
Energy bought for resale	(1,785,145)	-	(3,822,279)	-	-	37,691	(5,569,733)
Charges for use of the national grid	(98,288)	(95)	(638,051)	-	-	113,981	(622,453)
Gas bought for resale	-	-	-	(543,303)	-	-	(543,303)
Total	(1,883,433)	(95)	(4,460,330)	(543,303)	-	151,672	(6,735,489)
108

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OPERATING COSTS AND EXPENSES
Personnel	(96,653)	(58,803)	(451,411)	(29,125)	(14,797)	-	(650,789)
Employees’ and managers’ profit sharing	(5,048)	(2,989)	(19,211)	-	(6,032)	-	(33,280)
Post-employment obligations	(25,746)	(22,233)	(151,763)	-	(23,985)	-	(223,727)
Materials	(4,305)	(1,882)	(27,904)	(548)	(132)	5	(34,766)
Outsourced services	(50,365)	(20,164)	(506,300)	(10,596)	(17,283)	3,018	(601,690)
Depreciation and amortization	(101,627)	(3,141)	(329,133)	(52,961)	(1,587)	-	(488,449)
Operating provisions (reversals)	(37,305)	(17,967)	(250,678)	(1,791)	(48,988)	-	(356,729)
Construction costs	-	(74,044)	(581,744)	(27,888)	-	-	(683,676)
Other operating expenses, net	(34,066)	(6,503)	(80,978)	(5,003)	(11,906)	-	(138,456)
Total cost of operation	(355,115)	(207,726)	(2,399,122)	(127,912)	(124,710)	3,023	(3,211,562)

OPERATING COSTS AND EXPENSES	(2,238,548)	(207,821)	(6,859,452)	(671,215)	(124,710)	154,695	(9,947,051)

Fair value of business combination	-	51,736	-	-	-	-	51,736
Impairment (reversals) of assets held for sale	-	-	(134,023)	-	-	-	(134,023)
Equity in earnings of unconsolidated investees, net	(3,246)	167,556	-	-	166	-	164,476

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	753,103	758,951	562,256	127,564	(73,107)	-	2,128,767
Finance income	1,677,876	176,616	246,095	34,136	18,090	-	2,152,813
Finance expenses	(2,418,076)	(262,154)	(221,440)	(10,919)	(2,287)	-	(2,914,876)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	12,903	673,413	586,911	150,781	(57,304)	-	1,366,704
Income tax and social contribution tax	(4,963)	(144,018)	(241,544)	(45,651)	56,620	-	(379,556)
NET INCOME (LOSS) FOR THE PERIOD	7,940	529,395	345,367	105,130	(684)	-	987,148

Equity holders of the parent	7,940	529,395	345,367	104,673	(684)	-	986,691
Non-controlling interests	-	-	-	457	-	-	457
	7,940	529,395	345,367	105,130	(684)	-	987,148

INFORMATION BY SEGMENT FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2019
109

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DESCRIPTION	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS (1)	14,748,832	4,112,858	25,616,174	2,688,670	3,887,602	(1,127,084)	49,927,052
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES (1)	4,133,104	1,237,177	-	-	29,110	-	5,399,391
INVESTMENTS IN AFFILIATES CLASSIFIED AS HELD FOR SALE (1)	-	-	1,258,111	-	-	-	1,258,111
ADDITIONS TO THE SEGMENT	36,374	82,989	363,167	19,397	-	-	501,927

CONTINUING OPERATIONS
NET REVENUE	3,804,889	329,457	7,785,779	902,123	254,645	(146,922)	12,929,971
COST OF ENERGY AND GAS
Energy bought for resale	(1,699,161)	-	(3,455,727)	-	-	34,688	(5,120,200)
Charges for use of the national grid	(92,252)	-	(713,263)	-	-	104,344	(701,171)
Gas bought for resale	-	-	-	(725,162)	-	-	(725,162)
Total	(1,791,413)	-	(4,168,990)	(725,162)	-	139,032	(6,546,533)

OPERATING COSTS AND EXPENSES
Personnel	(108,721)	(60,092)	(463,651)	(23,130)	(21,478)	-	(677,072)
Employees’ and managers’ profit sharing	(24,743)	(17,588)	(120,976)	-	(11,208)	-	(174,515)
Post-employment obligations	(24,447)	(18,184)	(134,323)	-	(21,745)	-	(198,699)
Materials	(8,022)	(2,135)	(29,102)	(907)	(103)	13	(40,256)
Outsourced services	(58,556)	(20,422)	(486,762)	(9,265)	(13,823)	2,859	(585,969)
Depreciation and amortization	(111,236)	(2,699)	(325,019)	(37,921)	(2,424)	-	(479,299)
Operating provisions (reversals)	(733,237)	(9,781)	(194,748)	(1,520)	(39,093)	-	(978,379)
Construction costs	-	(82,989)	(363,167)	(19,069)	-	-	(465,225)
Other operating expenses, net	(10,615)	(7,550)	(81,049)	(4,582)	4,924	5,018	(93,854)
Total cost of operation	(1,079,577)	(221,440)	(2,198,797)	(96,394)	(104,950)	7,890	(3,693,268)

OPERATING COSTS AND EXPENSES	(2,870,990)	(221,440)	(6,367,787)	(821,556)	(104,950)	146,922	(10,239,801)

Equity in earnings of unconsolidated investees, net	3,347	100,567	-	-	(414)	-	103,500

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES)	937,246	208,584	1,417,992	80,567	149,281	-	2,793,670
Finance income	946,898	65,550	1,250,669	50,880	308,991	-	2,622,988
Finance expenses	(409,417)	(45,928)	(329,796)	(12,320)	(18,500)	-	(815,961)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAXES	1,474,727	228,206	2,338,865	119,127	439,772	-	4,600,697
Income tax and social contribution tax	(680,745)	(59,037)	(771,698)	(39,593)	(137,399)	-	(1,688,472)
NET INCOME (LOSS) FOR THE PERIOD	793,982	169,169	1,567,167	79,534	302,373	-	2,912,225

Equity holders of the parent	793,982	169,169	1,567,167	79,159	302,373	-	2,911,850
Non-controlling interests (note 25)	-	-	-	375	-	-	375
	793,982	169,169	1,567,167	79,534	302,373	-	2,912,225

(1)	Balance at December 31, 2019.

The following is a breakdown of the revenue of the Company by activity:

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Jan to Jun 2020	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	3,440,383	-	9,286,600	-	-	(39,531)	12,687,452
Revenue from Use of Distribution Systems (the TUSD charge)	-	-	1,410,801	-	-	(11,693)	1,399,108
CVA and Other financial components in tariff adjustment	-	-	81,652	-	-	-	81,652
Transmission concession revenue	-	525,379	-	-	-	(102,278)	423,101
Transmission construction revenue	-	74,044	-	-	-	-	74,044
Reimbursement revenue – Transmission	-	316,218	-	-	-	-	316,218
Distribution construction revenue	-	-	581,744	27,888	-	-	609,632
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	-	-	(955)	-	-	-	(955)
Gain on inflation updating of Concession Grant Fee	146,412	-	-	-	-	-	146,412
Sale transaction in CCEE (i)	31,598	-	-	-	1	(1)	31,598
Mechanism for the sale of surplus	-	-	104,814	-	-	-	104,814
Supply of gas	-	-	-	962,892	-	(5)	962,887
Fine for violation of continuity indicator	-	-	(29,117)	-	-	-	(29,117)
Other operating revenues	3,471	16,001	812,854	10	55,463	(1,187)	886,612
Sector / Regulatory charges reported as Deductions from revenue	(626,967)	(184,162)	(4,692,662)	(192,011)	(4,027)	-	(5,699,829)
Net operating revenue	2,994,897	747,480	7,555,731	798,779	51,437	(154,695)	11,993,629

Jan to Jun 2019	ENERGY			GAS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
Revenue from supply of energy	3,423,710	-	9,542,996	-	-	(37,552)	12,929,154
Revenue from Use of Distribution Systems (the TUSD charge)	-	-	1,276,741	-	-	(11,022)	1,265,719
CVA and Other financial components in tariff adjustment	-	-	80,241	-	-	-	80,241
Transmission concession revenue	-	336,060	-	-	-	(93,317)	242,743
Transmission construction revenue	-	82,989	-	-	-	-	82,989
Reimbursement revenue – Transmission	-	90,420	-	-	-	-	90,420
Distribution construction revenue	-	-	363,167	19,069	-	-	382,236
Adjustment to expectation of cash flow from Financial assets of distribution concession to be indemnified	-	-	8,967	-	-	-	8,967
Gain on inflation updating of Concession Grant Fee	176,151	-	-	-	-	-	176,151
Transactions in energy on the CCEE	404,037	-	(6,601)	-	1	-	397,437
Supply of gas	-	-	-	1,131,248	-	(15)	1,131,233
Fine for violation of continuity indicator	-	-	(35,510)	-	-	-	(35,510)
PIS/Pasep and Cofins taxes credits over ICMS	424,636	-	830,333	-	183,594	-	1,438,563
Other operating revenues	75,435	12,998	677,012	34	77,121	(5,016)	837,584
Sector / Regulatory charges reported as Deductions from revenue	(699,080)	(193,010)	(4,951,567)	(248,228)	(6,071)	-	(6,097,956)
Net operating revenue	3,804,889	329,457	7,785,779	902,123	254,645	(146,922)	12,929,971

For further details of operating revenue, see Note 26.

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32.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On June 30, 2020 and December 31, 2019 assets and liabilities classified as held for sale, and the results of discontinued operations, were as follows:

Consolidated and Parent company – Statements of financial position	Jun. 30, 2020	Dec. 31, 2019
Assets held for sale – investment in an affiliate	1,124,088	1,258,111

Consolidated and Parent company – Statements of income	Jun. 30, 2020	Jun. 30, 2019
Loss for write-down of non-current assets held for sale arising from continuing operations, before taxes	(134,023)	-
Deferred taxes arising from non-current assets held for sale, recognized in continuing operations	45,568	-
Loss after taxes	(88,455)	-

Disposal of interest in and control of Light

On November 27, 2018, the Board of Directors of the Company decided, in the context of Cemig’s disinvestment program, to maintain as a priority for 2019 the firm commitment to sale of the shares in Light S.A. owned by Cemig, on conditions that are compatible with the market and also in accordance with the interests of shareholders.

Additionally, the Company has concluded that its investment in Light now meets the criteria of CPC 31 – Non-current assets held for sale and discontinued operations; and that its sale in the near future is highly probable. The Company has also evaluated the effects on the investments held in the companies LightGer, Axxiom, Guanhães and UHE Itaocara, which are jointly controlled by the Company and by Light.

On July 17, 2019, together with the public offering of shares by Light, the Company sold 33,333,333 shares that it held in that investee, at the price per share of R$18.75, in the total amount of R$625,000.

Additionally, with completion of the public offering of shares by Light, the Company’s equity interest in the total capital of this investee was reduced from 49.99% to 22.58%, corresponding to 68.621.263 shares of a total of 303.934.060, this limited its right of voting in meetings of shareholders, and consequently its ability to direct material activities of the investee.

Thus, as from that date, with the alteration of the equity interest in Light, the Company ceased to have the power ensuring it control over that investee. In these circumstances, the Company wrote down the values of assets and liabilities of its former subsidiary, and recognized, at fair value, its remaining equity interest as an investment in an affiliate or jointly-controlled entity, in accordance with IFRS 10 / CPC 36 (R3) – Consolidated financial statements.

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Since the Company maintains its firm commitment to dispose of the remaining equity interest in Light, the investment in that company continues to be classified in Assets held for sale, in accordance with CPC 31 / IFRS 5 – Non-current assets held for sale, and discontinued operations, at its fair value, subtracting the cost of sale. The difference between the book value of the remaining equity interest and its fair value was recognized in the net income for the period from discontinuing operations.

The Company also wrote down, on the date of the sale of the control, the assets and liabilities of the former subsidiaries Itaocara, Guanhães, LightGer and Axxiom, and recognized its remaining equity interest in these investees at fair value as investments in jointly-controlled subsidiaries, valued by the equity method. These investments, which are jointly controlled with Light, were not classified under Held for sale and Discontinued operations, since the company does not have the intention of selling these interests. For more information, see Note 15.

The restatement of the remaining equity interest in Light at fair value used the sale price of the shares on the date of the loss of control (Level 1 in the fair value hierarchy), of R$18.75 per share, less the estimated costs for the sale estimated at R$28,538.

Maintenance of the interest in Light as an asset held for sale

In 2019, Management has not completed the process of disinvestment of the entire investment in Light due to external factors, beyond its control and to unfavorable market conditions.

Company’s management continues to have a firm commitment to dispose of the remaining equity interest in Light and estimates that conclusion of the process in 2020 is highly probable. Considering that it is an investment in an affiliate, it was classified as an asset held for sale, but no longer as a discontinued operation, in accordance with the provisions established in CPC 31/IFRS 5 – Non-current assets held for sale, and discontinued operations.

On March 31, 2020, the market conditions have deteriorated as a result of Covid-19 situation and the Company reduced the carrying amount of the asset to its market value less estimated costs to sell, resulted in the recognition of an impairment loss of R$609 million in profit or loss from continuing operations.

On June 30, 2020, with the partial recovery in the stock market, the Company remeasured the fair value of the shares held, using the closing price on that date, of R$ 16.58, less estimated cost to sell, based on the most likely disposal process in the current scenario, of 1.2% on the total negotiated. The impairment of the asset held for sale, accumulated until June 30, 2020, recognized in the net income from continuing operations, totals R$ 134 million, corresponding to the difference between the fair values of Light interest, as valued at December 31, 2019 and June 30, 2020, less cost to sell. Thus, the recovery in the market price of the investee in the second quarter of 2020 resulted in a reversal of R$ 475 million in the impairment constituted in the first quarter of 2020.

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The equity value of the interest held by Cemig in Light is R$1,506,620 (R$1,406,857 on December 31, 2019), corresponding to the Company’s shareholding of 22.58% in Light total equity of R$6,672,366 (R$6,230,544 on December 31, 2019).

33.   NON-CASH TRANSACTIONS

On the period ended June 30, 2020 and 2019, the Company had the following transactions not involving cash, which are not reflected in the Cash flow statement:

▪	Capitalized financial costs of R$22,515 on June 30, 2020 (R$22,822 on June 30, 2019);
▪	Except for the cash arising from the business combination, in the amount of R$27,110, and the payment of R$44,775, the acquisition of the Centroeste’s remaining equity interest did not generate effects in the Company’s cash flow;
▪	Except for the cash arising from the merger of the subsidiaries RME and LUCE, in April 24, 2019, amounting R$ 22,444, this transaction did not generate effects in the Company’s cash flow.

34.   SUBSEQUENT EVENTS

Offsetting of receivables from the State of Minas Gerais against ICMS tax payable

On July 31, 2020, Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the Direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of State of Minas Gerais Decree 47,908/2020, which regulated State Law 47,891/2020.

The main criteria applying to offsetting of these debts, under that Decree, are:

▪	Offsetting in at least 12 installments. The maximum value of installments is limited to the number of months counted from the month following the request granting, until December, 2022;
▪	Relinquishing by the creditor of the financial updating (arreas interest, fines, updating of the amounts of the installments, and legal fees, if any);
▪	Offsetting starts from the first month after acceptance of the request.

Debts from the State of Minas Gerais that qualify for offsetting are those past due at June 30, 2019, which amount approximately R$ 240 million. The Company’s expects to begin the offsetting in the third quarter of 2020, after acceptance of its request

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CONSOLIDATED RESULTS

(Figures in R$ ’000 unless otherwise indicated)

Net income for the period

From January to June 2020, Cemig reports profit of R$986,691, compared to a profit of R$2,912,225 in the same period in 2019. This variation in Company’s income was due, mainly, to the recognition, in the same period of 2019, of PIS/Pasep and Cofins taxes credits over ICMS, in the amount of R$1,984,069 (see note n. 8), which was partially offset by the recognition of an impairment loss for receivables from Renova, in the amount of R$688,031 (see note n. 27).

For the first semester of 2020, we highlight the recognition of (i) the positive adjustments of Periodic Reset of Permitted Annual Revenue in the amount of R$283,694 (net of taxes), (ii) an impairment loss of R$88,455 (net of taxes) related to the Light equity interest classified as asset held for sale, and (iii) the negative result arising from the debt in foreign currency (Eurobonds) and its corresponding hedge instrument, which was R$242,213 (net of taxes). The main variations in revenues, costs, expenses and financial items are described in the following pages.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted Ebtida, with the removal of non-recurrent items, reduced in 8.54% in 1H20 compared to 1H19, whereas the adjusted Ebtida margin decreased from 21.95% to 19.95%. Consolidated Ebtida, measured according to CVM Instruction 527, decreased 20.04% % in 1H20 compared to 1H19, whereas the Ebtida margin was 25.31% in 1H19 and 22.63% in 1H20.

Ebitda – R$ ’000	Jan to Jun 2020	Jan to Jun 2019	Var %
Net income for the period	987,148	2,912,225	(66.10)
+ Income tax and Social Contribution tax	379,556	1,688,472	(77.52)
+ Net financial revenue (expenses)	762,063	(1,807,027)	(142.17)
+ Depreciation and amortization	488,449	479,299	1.91
= Ebitda according to “CVM Instruction 527” (1)	2,617,216	3,272,969	(20.04)
Non-recurrent items
+ Non-controlling interests	(457)	(375)	21.87
+ PIS/Pasep and Cofins over ICMS	-	(1,438,563)	(100.00)
+ Impairment loss – Receivables from Renova	37,361	688,031	(94.57)
+ Impairment (reversals) of assets held for sale (note 32)	134,023	-	-
+ Result of business combination (note 15)	(51,736)	-	-
+ RTP adjustments	(429,840)	-	-
Ebitda Adjusted (2)	2,306,567	2,522,062	(8.54)

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income tax and social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBTIDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

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The lower adjusted Ebtida in 1H20 than in 1H19 mainly reflects the increase of 3.84% in the adjusted operational costs, partially offset by the 0.63% rise in adjusted net revenue. The consolidated LAJIDA, on the other hand, reduced mostly because of the recognition of revenue with PIS/Pasep and Cofins taxes credits, in an amount of R$1,438,563, in 1H19.

The main items in revenue in the period:

Revenue from supply of energy

Revenue from sales of energy in 1H20 were R$12,687,452 and R$12,929,154 in 1H19, a decrease of 1.87%.

Final customers

Total revenue from energy sold to final customers in the 1H20 was R$11,083,458 – or 3.53% lower compared to 1H19 (R$11,489,454).

The main factors in this revenue were:

▪	The annual tariff adjustment for Cemig D, effective May 28, 2019 (full effect in 2020) resulting in an average increase in customer tariffs of 8.73%; and
▪	Volume of energy invoiced to captive and free industrial clients 15.8% lower in 1H20 than in 1H19, mainly due to the measures to contain the Covid-19 pandemic.

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Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

This table details Cemig’s market and the changes in sales of energy by customer category, comparing the period of 1H20 to 1H19:

Revenue from supply of energy

	Jan to Jun 2020			Jan to Jun 2019			Charge %
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	5,442,910	4,866,632	894.12	5,291,676	4,665,228	881.62	2.86	4.32
Industrial	6,583,436	1,981,349	300.96	7,819,238	2,295,328	293.55	(15.80)	(13.68)
Commercial, services and others	4,594,310	2,577,247	560.96	4,654,040	2,619,879	562.93	(1.28)	(1.63)
Rural	1,671,865	984,629	588.94	1,775,702	917,625	516.77	(5.85)	7.30
Public authorities	386,015	279,249	723.42	455,643	311,737	684.17	(15.28)	(10.42)
Public lighting	664,656	295,455	444.52	685,933	291,353	424.75	(3.10)	1.41
Public services	675,124	356,523	528.09	679,065	333,397	490.96	(0.58)	6.94
Subtotal	20,018,316	11,341,084	566.54	21,361,297	11,434,547	535.29	(6.29)	(0.82)
Own consumption	17,376	-	-	17,230	-	-	0.85	-
Unbilled retail supply, net	-	(257,626)	-	-	54,907	-	-	(569.20)
	20,035,692	11,083,458	553.19	21,378,527	11,489,454	537.43	(6.28)	(3.53)
Wholesale supply to other concession holders (3)	6,626,096	1,588,364	239.71	5,499,766	1,458,670	265.22	20.48	8.89
Wholesale supply not yet invoiced, net	-	15,630	-	-	(18,970)	-	-	182.39
Total	26,661,788	12,687,452	475.87	26,878,293	12,929,154	479.69	(0.81)	(1.87)

(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors. .
(3)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The volume of energy sold to the industrial sector decreased 15.80% compared to 1H19, due, mainly, to the Covid-19 pandemic restrictive measures. The following factors also contributed significantly:

▪	Residential consumption 2.86% higher YoY in 1H20, mainly reflecting the increase of 1.8% in the number of customers.
▪	Decrease of 5.85% in the volume of energy sold to the rural customer category compared to 1H19, mainly due to the higher rainfall in 1Q20 than 1Q19, which reduced consumption for irrigation.
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▪	Supply to other concession holders 20.48% higher YoY, due to the higher volume of sales to traders in the early months of 2020, due to the lower consumption by clients due to the economic activity contraction resulting from the pandemic – partially offset by sales in the Regulated Market 1.5% lower YoY, due to differences in the seasonalization profile of the distributors.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In 1H20, this was R$1,399,108, compared to R$1,265,719 in 1H19 - an increase of 10.54%. This difference mainly arises from the Company’s annual tariff adjustment, in effect from May 28, 2019 (full effect in 2020), which was an increase of 15.47% for free clients, partially offset by volume of energy transported in 1H20 1.26% lower than in 1H19.

	MWh
	Jan to Jun 2020	Jan to Jun 2019	Var %
Industrial	8,750,291	8,844,838	(1.07)
Commercial	608,096	646,291	(5.91)
Rural	14,274	5,682	151.20
Concessionaires	144,465	165,230	(12.57)
Total	9,517,126	9,662,041	(1.50)

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company), represented a gain of R$81,652 in 1H20, whereas in 1H19 it produced a revenue gain of R$80,241.

Additions to the CVA account were higher in In 1H20 compared to 1H19, mainly due to (i) higher costs of energy from Itaipu, as a result of the increase in the dollar exchange rate, and (ii) the effects of overcontracting, resulting from the reduction of consumption in the context of the Covid-19 pandemic. These effects on revenue were offset by the passthrough of excess funds in the Energy Reserve Account (CONER) in 1H20 and by the tariff adjustment of 2019, which was significantly higher than the amount awarded in the previous year.

For further details, see Note 13.

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Transmission concession revenue

Cemig GT’s transmission revenue comprises the sum of the revenues of all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA inflation index. Whenever there is an upgrade or adaptation to an existing asset, made under specific authorization from Aneel, an addition is made to the RAP.

This revenue was 74.30% higher in 1H20 compared to 1H19, being R$423,101 and R$242,743 respectively. The higher figure arises, mainly, from the periodic reset of RAP, ratified by Aneel in June 30, 2020, resulting in an adjustment of R$198,714. More details see note 14.

Additionally, these revenues were impacted by the increase in annual RAP, in July 2019 – this includes the effects of inflation and also new revenues resulting from investments authorized. They also include an adjustment to expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).

Transmission reimbursement revenue

As specified in the sector regulations, the Company reports in each period the amount of the inflation/monetary adjustment applicable to the amount of indemnity receivable, based on the IPCA inflation index, which has a two-month delay, and the average regulatory cost of capital.

The revenue from reimbursements of transmission assets in 1H20 was R$316,218, – or 249.72% higher than in 1H19 (R$90,420). This higher figure mainly reflects the upward adjustment to the economic portion of the indemnity base, as a result of the Periodic Reset of RAP, which was remeasured in accordance with the applicable regulatory rules, resulting in an increase of R$ 231,126 in the Company’s income at June 30, 2020. More details see note 14.

At the beginning of the tariff cycle, which occurs in July of each year, the amounts received, plus the adjustment made for the cycle, corresponding to the amortization of the debtor balance up to the end of the period, are excluded from the remuneration base, reducing the amounts of the monetary updating and the remuneration on the remaining balance. The amounts of the reimbursements are being received through RAP, since July 2017, over a period of 8 years.

For more details see Notes 13 and 14.

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Revenue from transactions in the Power Trading Exchange (CCEE)

Revenue from transactions in energy on the CCEE in 1H20 was R$31,598, or 92.05% lower than in 1H19, which was R$397,437. This reduction is primarily due to the deficit position on the CCEE assumed by Cemig GT in 1H20, compared to 1H19, due to: (i) lower allocation of its own generation; (ii) lower GSFs; and (iii) higher sales through spot-market bilateral contracts. On the other hand, in 1Q19 Cemig had a high excess of supply to be sold on the CCEE, arising from higher allocation of its own output, associated with higher GSFs and a lower volume of bilateral sales. Additionally, there was a reduction of 37.51% in the average spot price (PLD), which was R$ 131.68/MWh in 1H20, compared to R$ 210.73/MWh in 1H19.

The revenue from the mechanism for the sale of energy surplus (MVE) were R$ 104,814 in 1H20, relating to offers of supply made at the end of 2019 by Cemig D. The MVE enables distributors to sell excesses of supply and, for sales related to amounts of the regulatory limit or involuntary exposure, enables part of the benefit gained to be passed through to the customers tariffs in the tariff adjustments.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$962,887 in 1H20, compared to R$1,131,233 in 1H19 – a decrease of 14.88%. This basically reflects the reduction in the price of gas, which was passed through to customers – since the volume of gas sold was in fact 20% lower (at 433,273 m³ in the first half of 2020, vs. 537,346 m³ in same period of 2019), – under the influence, mainly, of the thermoelectric power generation and industrial sector, in which consumption was 45% and 13% lower, respectively. The effect of lower volume of gas sold was partially offset by the increase from application of the IGP-M inflation index to distribution costs, which occurs annually in February: the resulting increases were: 6.74% in 2019, and 7.81% in 2020, beyond Tariff Adjustment.

Construction revenue

Infrastructure construction revenue in 1H20 was R$683,676, or 46.96% higher compared to 1H19 (R$465,225).This variation is mainly due to the execution of a larger proportion of the Investment Plan budget in assets related to distribution concession infrastructure, especially those related to the medium- and low- voltage and sub-transmission networks. For the assets related to transmission infrastructure the difference arises mainly arises from the suspension of three implementation contracts, halting their financial realization – they will be re-tendered – and also the reductions resulting from the Covid-19 pandemic.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PIS/Pasep and Cofins taxes credits over ICMS

The credits of PIS/Pasep and Cofins taxes (previously erroneously charged to include the amounts of ICMS taxes paid or due), totaling R$1,438,563, resulted from the success in the Company’s legal action questioning the inclusion of ICMS tax in these amounts, and is backdated to July 2003. For more information please see Note 8.

Other operating revenues

The other operating revenues line for the Company and its subsidiaries in first half of 2020 totaled R$886,612, compared to R$837,584 in the same period of 2019 – 5.85% higher YoY. See Note 26 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$5,699,829 from January to June 2020, or 6.53% less than the same period in 2019 (R$6,097,956).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 1H20 were R$1,217,865, compared to R$1,331,366 in 1H19 – 8.53% lower YoY, due, primarily, to the Regulated Market Account (ACR), in August, 2019.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Customer charges were, from January to June, 2020, at R$59,656, than the same period in 2019 (R$19,868) – or 200,26% higher year-on-year.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The difference reflects the application of the ‘yellow’ tariff flag in December 2019 (affecting the billing of January 2020), and January 2020. There were no flag tariffs activated in the other months of 1H20. For comparison, in 1H19 the yellow flag was activated only in May (influencing billing in June 2019) and there was no activation of flags in the other months. Additionally, the increase also reflects re-invoicing in 2020 of invoices from previous periods.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses from January to June 2020 totaled R$9,947,051, or 2.86% less than the same period in 2019 (R$10,239,801). For more on the components of Operating costs and expenses see Note 27.

The following paragraphs comment on the main variations:

Employee profit sharing

The expense on employees’ and managers’ profit sharing was R$650,789 in 1H20, compared to R$677,072 in 1H19, 3.88% lower YoY. This arises mainly from the following factors:

▪	The average number of employees was 4.87% lower in 1H20, at 5,467, compared to 5,747 in 1H19, parcially offset by the events described bellow.
▪	Recognition, in 1H20, of a cost of R$58,850 on voluntary retirement plans, compared to R$21,495 in 1H19.
▪	Salary increase of 2.55% under the Collective Work Agreement, as from November 2019.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Energy purchased for resale

This expense was R$5,569,733 in 1H20, or 8.78% higher year-on-year, compared to R$5,120,200 in 1H19. This arises mainly from the following items:

  Expense on supply from Itaipu was 37.20% higher, at R$952,413 in 1H20, compared to R$694,177 in 1H19. The difference is mainly due to the increase of 29.79% in the average dollar quotation in 1H20 compared to 1H19 (R$5.01 and R$3.86, respectively), which has contributed to the rise in dollar energy price per KW (US$28.41/KW in 1H20 and US$27.71/KW in 1H19);
▪	Expenses on supply acquired through physical guarantee quota contracts 4.14% higher, at R$379,450 in 1H20, compared to R$364,358 in 1H19. This is mainly due to the average price per MWh being 6.52% higher year-on-year in 1H20 (at R$108.62, compared to R$ 101.97 in 1H19).
▪	Expenses on supply acquired at auction 12.35% higher: R$1,567,953 in 1H20, compared to R$1,395,566 in 1H19. This increase reflects volume of energy acquired.
▪	Higher expenses on distributed generation (‘geração distribuída’): R$327,796 in 2H20, compared to R$82,858 in 1H19. This reflects the higher number of generation units installed (49,339 in June 2020, compared to 17,906 in June 2019); and the higher volume of energy injected into the grid (426,761 MWh in 1H20, compared to 179,833 MWh in 1H19).

▪  The expense on purchase of supply at the spot price was lower in 1H20, at R$ 633,003, than in 1H19 (R$ 762,267). The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 37.51% lower, at R$ 131.68/MWh in 1H20, compared to R$ 210.73/MWh in 1H19, and also the position assumed by Cemig D in 1H20, which was a creditor due to the lower consumption caused by the pandemic, contrasting with the position assumed in 1H19.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 27.

Charges for use of the transmission network

Charges for use of the transmission network in 1H20 totaled R$622,453, a lower of 11.23% compared to 1H19 (R$701,171).

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Regulator (Aneel).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The lower figure is due to the adjustment for the national grid – which was negative – being brought forward from July to April 2020, to financially support distributors agents during the Covid-19 pandemic, generating discounts in April, May and June 2020.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating provisions in 1H20 totaled R$356,729, or 63.54% less than 1H19 (R$978,379). This arises mainly from the following factors:

▪	Recognition, in 1H19, of an estimated loss on realization of the receivables from Renova, in the amount of R$688,031, compared to R$37,361 in 1H20.
▪	Net additional provisions for third-party liability legal actions were higher – at R$22,690, in 1H20, compared to 1H19, of R$1,076. The difference mainly arises from provisions made for legal actions for third party liability, claiming payment of indemnity for pain and suffering, and material and aesthetic damage, caused by accidents involving the electricity network.
▪	Losses expected on doubtful receivables from clients 69.40% higher, at R$215,100 in 1H20, compared to R$126,978 in 1H19. This difference mainly reflects an exponential increase in default by clients in the Public Authorities category, and also, worsening of performance in the Residential and Industrial category, because the Covid-19 pandemic.
▪	provisions for employment-law legal actions amounting R$106,558 in 1H19, compared to provisions of R$30,688 in 1H20. The difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017. These are at the advanced execution phase and now have chances of loss assessed as ‘probable’. For further information, see Note 24.

Construction cost

Infrastructure construction costs in 1H20 totaled R$683,676, or 46.96% more than 1H19 (R$465,225). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Gas bought for resale

In 1H20, the Company recorded an expense of R$543,303 on acquisition of gas, 25.08% less than its comparable expense of R$725,162 in 1H19. This is basically due to volume of gas sold 20% lower (at 433,273 m³ in 1H20, compared to 537,346 m³ in 1H19), – under the influence, mainly, of the thermoelectric power generation and industrial sector, in which consumption was 45% and 13% lower in 1H20, respectively. The effect of lower volume of gas sold was partially offset by the increase from application of the IGP-M inflation index to distribution costs, which occurs annually in February: the resulting increases were: 6.74% in 2019, and 7.81% in 2020, beyond Tariff Adjustment.

Post-employment obligations

The Company’s post-retirement obligations in 1H20 is R$223,727 and R$198,699 in 1H2019. This is mainly the result of higher in the discount rate used in the actuarial calculation – which increased the amount of the actuarial liabilities, and consequently the scale of the expense reported.

Asset held for sale impairment

The Company recognized an impairment loss related to its equity interest in Light, classified as asset held for sale, in the amount of R$134,023. The market conditions have deteriorated as a result of Covid-19 situation and, in such circumstances, the fair value of equity interest in Light decreased significantly. For further information, see Note 32.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$164,476 in 1H20, an increase of 58.91% compared to 1H19, as a result, mainly, of the increase of 71.47% in the investee TAESA’s result, which was R$97,719 in 1H19 and R$167,556 in 1H20. In Addition, the loss of the associate Madeira decreased 56.97%, from (R$70,882) in 1H19 to (R$45,156) in 1H20.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

Net financial revenue (expenses)

Cemig reports net financial expenses from January to June, 2020 of R$762,063, compared to the same period in 2019 (R$1,807,027). The main factors are:

▪	Recognition of financial updating of PIS/Pasep and Cofins taxes credits in 1H19, in the amount of R$1,553,112 (see note 8).
▪	Net negative effect of R$ 366,990 in 1H20 in the Eurobonds transaction and its corresponding hedge instrument – compared to a net gain of R$ 677,297 in 1H19. The difference mainly reflects (i) the dollar appreciated by 35.86% against the Real in the 1H20, compared to appreciation of 1.10% in 1H19. This resulted in negative effects on the principal of the Eurobond debt in both periods: R$2,167,950 in 1H20, vs. R$63,904 in 1H19; (ii) Variation in the fair value of the financial instrument contracted to hedge the risks of the Eurobond lower than the depreciation of the exchange rate, at March 31, 2020, in contrast to the positive effect at March 31, 2019. In 1H20 the variation in the fair value of the hedge instrument resulted in a gain of R$1,800,960, compared to R$613,394 in 1H19. The higher figure was the result of the dollar future curve moving upward, resulting in both the call spread and the asset becoming more valuable; and also due to the curve for the future DI interest rate (the liability side of the transaction) moving downward, and contributing to an increase in fair value.
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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For a breakdown of financial revenues and expenses please see Note 28.

Income tax and social contribution tax

In 1H20, the expense on income and the Social Contribution taxes totaled R$379,556, on pre-tax profit of R$1,366,704, an effective rate of 27.77%. In 1H19, the expense on income and the Social Contribution taxes was R$1,688,472, on pre-tax profit of R$4,600,697 an effective rate of 36.70%.

These effective rates are reconciled with the nominal tax rates in Note 9(c).

Results for the quarter

In 2Q20, Cemig reports profit of R$1,043,994, compared a profit of R$2,114,986 in 2Q19. The negative year-on-year comparison in the Company’s net profit is mainly due to the recognition in 2Q19 of non-recurring recovery of PIS/Pasep and Cofins taxes credits over ICMS tax, totaling (net of tax) R$ 1,984,069 – resulted from the success in the Company’s and its subsidiaries legal, subject to no further appeal – partially offset by the write-down of R$ 688,031 for doubtful credits receivable from the investee Renova (see Note 27).

The net income of 1H20 was also significantly impacted by the recognition of the positive adjustment arising from the periodic reset of RAP in the amount of R$283,694 (net of taxes) and by the partial reversal, in the amount of R$313,590 (net of taxes), and the impairment of R$ 402,046 (net of taxes) recorded in 1Q20 for the value of the investment in Light, classified as held for sale.

There was also a positive net gain of R$ 486,720 in Net financial revenue (expenses) from the net effect of FX variation on the Eurobond debt in foreign currency and its corresponding hedge transaction. See more information in Notes 21 and 30.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The following items describe the main variations between the two periods in revenues, costs, expenses and financial items.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated adjusted EBTIDA, with the removal of non-recurrent items reduced in 11.30% in 2Q20 compared to 2Q19, whereas the adjusted Ebtida margin decreased from 19.02% to 17.10%. Consolidated Ebtida, measured according to CVM Instruction 527, decreased 0.15% % in 2Q20 compared to the same period last year, whereas the Ebtida margin was 25.82% in 2Q19 and 32.86% in 2Q20.

Ebitda – R$ ’000	Apr to Jun 2020	Apr to Jun 2019	Var %
Net income for the period	1,043,994	2,114,986	(50.64)
+ Income tax and Social Contribution tax	483,986	1,356,983	(64.33)
+ Net financial revenue (expenses)	35,317	(1,908,587)	(101.85)
+ Depreciation and amortization	245,697	248,403	(1.09)
= Ebitda according to “CVM Instruction 527” (1)	1,808,994	1,811,785	(0.15)
Non-recurrent items
+ Non-controlling interests	(188)	(212)	(11.32)
+ PIS/Pasep and Cofins over ICMS	-	(1,438,563)	(100.00)
+ Impairment loss – Receivables from Renova	37,361	688,031	(94.57)
+ Impairment (reversals) of assets held for sale (note 32)	(475,137)	-	-
+ RTP adjustments	(429,840)	-	-
Ebitda Adjusted (2)	941,190	1,061,041	(11.30)

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income tax and social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBTIDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

The lower adjusted Ebtida in 2Q20, 2020 than 2Q19 mainly adjusted net revenue 1.32% lower, and adjusted operational costs 2.03% higher. The consolidated Ebtida, on the other hand, reduced mostly because of the recognition in 2Q19 of the gain of PIS/Pasep and Cofins taxes credits over ICMS in the amount R$1,438,563 – partially offset by (i) recognition in 2Q20 of a gain of R$429,840 resulting from the periodic reset of RAP, and (ii) the reversal of impairment of Light, classified as held for sale, in the amount of R$475,137.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The main items in revenue in the period:

Revenue from supply of energy

Revenue from sales of energy in 2Q20 were R$5,920,014, compared to R$6,327,737 in 2Q19 – a decrease of 6.44%.

Final customers

Total revenue from energy sold to final customers in 2Q20 was R$5,332,353 – or 4.23% lower than 2Q19 (R$5,567,717), because the annual tariff adjustment for Cemig D, effective May 28, 2019 (full effect in 2020) resulting in an average increase in customer tariffs of 8.73%.

Cemig’s energy market

The total for sales in Cemig’s consolidated energy market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) the Power Trading Exchange (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

This table details Cemig’s market and the changes in sales of energy by customer category, comparing 2Q20 to 2Q19:

Revenue from supply of energy

	Apr to Jun 2020			Apr to Jun 2019			Charge %
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	2,657,910	2,307,578	868.19	2,547,878	2,206,790	866.13	4.32	4.57
Industrial	3,105,644	934,197	300.81	3,947,233	1,154,786	292.56	(21.32)	(19.10)
Commercial, services and others	2,085,089	1,136,848	545.23	2,374,683	1,280,841	539.37	(12.20)	(11.24)
Rural	896,651	511,810	570.80	915,078	460,746	503.50	(2.01)	11.08
Public authorities	169,009	121,381	718.19	231,943	158,145	681.83	(27.13)	(23.25)
Public lighting	325,162	142,679	438.79	333,969	140,508	420.72	(2.64)	1.55
Public services	339,650	177,860	523.66	339,954	165,901	488.01	(0.09)	7.21
Subtotal	9,579,115	5,332,353	556.66	10,690,738	5,567,717	520.8	(10.40)	(4.23)
Own consumption	7,970	-	-	7,247	-	-	9.98	-
Unbilled retail supply, net	-	(104,793)	-	-	80,721	-	-	(229.82)
	9,587,085	5,227,560	545.27	10,697,985	5,648,438	527.99	(10.38)	(7.45)
Wholesale supply to other concession holders (3)	3,401,541	726,004	213.43	2,422,273	641,532	264.85	40.43	13.17
Wholesale supply not yet invoiced, net	-	(33,550)	-	-	37,767	-	-	(188.83)
Total	12,988,626	5,920,014	466.44	13,120,258	6,327,737	473.26	(1.00)	(6.44)
(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Data not audited by external auditors. .
(3)	Includes Regulated Market Energy Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.
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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The variations are primarily due to the following events:

▪	Volume of energy sold to industrial clients 21.32% lower, and to commercial clients 12.20% lower, mainly due to the Covid-19 restrictive measures, under which non-essential commercial facilities were closed, industrial companies were shut down for part of the period, in-person school classes were canceled, and public bodies with in-loco activities were reduced or shut down.
▪	Increase of 4.32% in the volume of energy sold to the residential category, related to the addition in the number of customers.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In 2Q20, this was R$674,737, compared to R$635,675 in the same period 2019 - increase of 6.14%. This difference mainly arises from the Company’s annual tariff adjustment, in effect from May 28, 2019 (full effect in 2020), which was an increase of 15.47% for free clients, partially offset by volume of energy transported in 1H20 5.61% lower than in 1H19.

	MWh
	Apr to Jun 2020	Apr to Jun2019	Var %
Industrial	4,247,588	4,455,679	(4.67)
Commercial	259,661	315,065	(17.58)
Rural	7,045	2,670	163.87
Concessionaires	72,652	86,206	(15.72)
Total	4,586,946	4,859,620	(5.61)

CVA and Other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy bought for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D (the distribution company), represented a gain of R$136,254 in 2Q20, whereas in the same period in 2019 it produced a revenue gain of R$40,109.

This variation is due, primarily, to the high amount of revenue recognized in 2Q20 mainly because of the increase in the Itaipu energy cost, caused by the rise in the dollar exchange rate compared to 2Q19, and due to the overcontracting effects resulting from the energy consuption reduction, leading to a increment in the Company net financial asset. These effects on revenue were offset by the passthrough of excess funds in the Energy Reserve Account (CONER), determined by the Aneel Order (‘Despacho’) n. 986/2020

For further details, see Note 13.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Transmission concession revenue

Cemig GT’s transmission revenue comprises the sum of the revenues of all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA inflation index. Whenever there is an upgrade or adaptation to an existing asset, made under specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$299,832 in 2Q20, compared to 2Q19 (R$125,564) – or 138.79% higher year-on-year. The higher figure arises from the reameasurement of the base of remuneration arising from the periodic reset of RAP, ratified by Aneel in June 30, 2020, resulting in an adjustment of R$198,714. More details see note 14.

Additionally, these revenues were impacted by the increase in annual RAP, in July 2019 – this includes the effects of inflation and also new revenues resulting from investments authorized. They also include an adjustment to expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Base of Assets (BRR).

Transmission reimbursement revenue

As specified in the sector regulations, the Company reports in each period the amount of the inflation/monetary adjustment applicable to the amount of indemnity receivable, based on the IPCA inflation index, which has a two-month delay, and the average regulatory cost of capital.

The revenue from reimbursements of transmission assets in 2Q20 was R$259,680 – or 348.33% higher than the same period in 2019 (R$57,921). This higher figure mainly reflects the upward adjustment to the economic portion of the indemnity base, as a result of the Periodic Reset of RAP, which was remeasured in accordance with the applicable regulatory rules, resulting in an increase of R$ 231,126 in the Company’s income at June 30, 2020. More details see note 14.

At the beginning of the tariff cycle, which occurs in July of each year, the amounts received, plus the adjustment made for the cycle, corresponding to the amortization of the debtor balance up to the end of the period, are excluded from the remuneration base, reducing the amounts of the monetary updating and the remuneration on the remaining balance. The amounts of the reimbursements are being received through RAP, since July 2017, over a period of 8 years.

For more details see Note 13 – Financial assets of the concession.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from transactions in the Power Trading Exchange (CCEE)

Revenue from transactions in energy on the CCEE in 2Q20 was R$7,074, or 95.12% lower than the same period in 2019, which was R$144,821. This reduction is principally due to the deficit position on the CCEE assumed by Cemig GT in the first quarter of 2020, when compared to the same period 2019, due to: (i) lower allocation of its own generation; (ii) lower GSFs; and (iii) higher sales through spot-market bilateral contracts. On the other hand, in first quarter of 2019 Cemig had a high excess of supply to be sold on the CCEE, arising from higher allocation of its own output, associated with higher GSFs and a lower volume of bilateral sales.

The revenue from the mechanism for the sale of energy surplus (MVE) were R$41,514 in 2Q20, relating to offers of supply made at the end of 2019 by Cemig D. The MVE enables distributors to sell excesses of supply and, for sales related to amounts of the regulatory limit or involuntary exposure, enables part of the benefit gained to be passed through to the customers tariffs in the tariff adjustments.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$403,227 in 2Q20, compared to R$534,955 in the same period in 2019 – 24.62% lower YoY. This basically reflects the reduction in the price of gas, which was passed through to customers – since the volume of gas sold was in fact 17.55% lower (at 183,138 m³ in the second quarter of 2020, vs. 222,106m³ in same period of 2019), – under the influence, mainly, of the industrial sector, in which consumption was 21.75% lower in the second quarter of 2020. The effect of lower volume of gas sold was partially offset by the increase from application of the IGP-M inflation index to distribution costs, which occurs annually in February: the resulting increases were: 6.74% in 2019, and 7.81% in 2020, beyond Tariff Adjustment.

Construction revenue

Infrastructure construction revenue in 2Q20 was R$373,405, or 40.32% more than the same period in 2019 (R$266,107). This variation is mainly due to the major capital expenditure in 2Q20.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

PIS/Pasep and Cofins taxes credits over ICMS

The credits of PIS/Pasep and Cofins taxes (previously erroneously charged to include the amounts of ICMS taxes paid or due), totaling R$1,438,563, resulted from the success in the Company’s legal action questioning the inclusion of ICMS tax in these amounts, and is backdated to July 2003. For more information please see Note 8.

Other operating revenues

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The other operating revenues line for the Company and its subsidiaries in 2Q20 totaled R$473,142, compared to R$396,386 in the same period of 2019 – 19.36% lower YoY. See Note 26 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$2,687,389 in 2Q20, or 9.10% less than the same period in 2019 (R$2,956,432).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 2Q20 were R$608,155, compared to R$679,017 in the same period in 2019 – 10.44% lower YoY, primarily, due to the Regulated Market Account (ACR), in August, 2019.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Customer charges were, in 2Q20, at R$73, than the same period in 2019 (R$8,712) – or 99.16% lower year-on-year.

The variation is mostly because there were no flag tariffs activated in the 2Q20. In comparison, in the 2Q19, the yellow flag was activated in May (influencing billing in June 2019).

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus their variations are, substantially, in proportion to the variations in revenue.

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Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses in 2Q20 totaled R$4,928,788, or 10.22% less than the same period in 2019 (R$5,489,685). For more on the components of Operating costs and expenses see Note 27.

The following paragraphs comment on the main variations:

Employee profit sharing

The expense on employees’ and managers’ profit sharing was R$339,183 in 2Q20, compared to R$312,031 in the same period in 2019, 8.70% higher YoY. This arises mainly from the recognition, in the second quarter of 2020, of a cost of R$58,850 on voluntary retirement plans and salary increase of 2.55% under the Collective Work Agreement, as from November 2019.

Energy purchased for resale

This expense in 2Q20 was R$2,755,238, or 9.07% higher year-on-year, compared to R$2,526,019 in the same period in 2019. This arises mainly from the following items:

▪	Expense on supply from Itaipu was 45.31% higher, at R$524,601 in the second quarter of 2020, compared to R$361,021 in the same period of 2019. The difference is mainly due to the increase of 37.76% in the average dollar quotation in the second quarter of 2020 compared to the same period last year (R$3.92 and R$5.40, respectively), which has contributed to the rise in dollar energy price per KW (US$28.41/KW in the year of 2020 and US$27.71/KW in 2019);
▪	Expenses on supply acquired through physical guarantee quota contracts 2.26% higher, at R$189,617 in 2Q20, compared to R$185,427 in the same period of 2019. This is mainly due to the average price per MWh being 7.2% higher year-on-year in 2Q20 (at R$109.36, compared to R$101.93 in 2Q19);
▪	Expenses on supply acquired at auction 9.31% higher: R$748,514 in 2Q20, compared to R$684,774 in the same period of 2019. This increase reflects volume of energy acquired approximately 10% higher year-on-year, added to the effect of upward adjustment in power purchasing agreements in the Regulated Market (CCEARs) taking place at the moment of the distributors’ tariff adjustment.
▪	Higher expenses on distributed generation (‘geração distribuída’): R$154,315 in 2Q20, compared to R$44,892 in 2Q19. This reflects the higher number of generation units installed and the higher volume of energy injected into the grid (232,076 MWh in 2Q20, compared to 95,965 MWh in 2Q19).
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▪	Lower expense on purchase of supply in the spot market, R$251,066 in 2Q20 compared to R$278,055 in the same period of 2019. The result expressed for spot-price supply is the net balance between revenues and expenses of transactions on the Power Trading Chamber (CCEE). The lower figure is mainly due to the average spot price (PLD) being 42.55% lower, at R$75.47/MWh in 2Q20 compared to R$131.37/MWh in 2Q19, and also the position assumed by Cemig D in 2Q20, which was a creditor due to the lower consumption caused by the Covid-19 pandemic, contrasting with the position assumed in 2Q19. This effect was partially offset by the increase in the Cemig GT consolidated expenses on purchase of supply in the spot market, mostly because of the deficit assumed in CCEE in 2Q20.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment. For more details please see Note 27.

Charges for use of the transmission network

Charges for use of the transmission network in 2Q20 totaled R$257,441, a lower of 29.92% compared with the same period in 2019 (R$367,375).

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Regulator (Aneel).

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating provisions in 2Q20 totaled R$197,613, or 77.27% less than the same period in 2019 (R$869,373). This arises mainly from the following factors:

▪	Recognition, in the 2Q19, of an estimated loss on realization of the receivables from Renova, in the amount of R$688,031, compared to R$37,361 in 2Q20.
▪	Losses expected on doubtful receivables from customers 142.22% higher, at R$115,360 in 2Q20, compared to R$47,627 in 2Q19. This difference mainly reflects an exponential increase in default by clients in the Public Authorities category, and also, worsening of performance in the Residential and Industrial category, because the Covid-19 pandemic.
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▪	Provisions for employment-law legal actions amounting R$105,122 in 2Q2019, compared to provisions of R$23,375 in 2Q20. The difference was recognized for application of the IPCA-E inflation index instead of the TR reference rate in monetary adjustment for employment-law legal actions dealing with debts arising from March 25, 2015 to November 10, 2017. These are at the advanced execution phase and now have chances of loss assessed as ‘probable’. For further information, see Note 24.

Construction cost

Infrastructure construction costs in 2Q20 totaled R$373,405, or 40.32% higher than 2Q19 (R$266,107). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas bought for resale

In 2Q20, the Company recorded an expense of R$231,378 on acquisition of gas, 29.92% less than its comparable expense of R$330,180 in the same period in 2019. This is basically due to volume of gas sold 14.61% lower (at 185,852m³ in the second quarter of 2020, compared to 217,646m³ in the same period of 2019).

Post-employment obligations

The Company’s post-retirement obligations in 2Q20 is R$118,322 and R$97,790 in 2019. This is mainly the result of higher in the discount rate used in the actuarial calculation – which increased the amount of the actuarial liabilities, and consequently the scale of the expense reported.

Asset held for sale impairment

The market conditions have deteriorated as a result of Covid-19 situation and, in such circumstances, the fair value of equity interest in Light decreased significantly. The Company recognized an impairment loss related to its equity interest in Light, classified as asset held for sale, in the amount of R$609,160 in 1Q20, which was reversed in 2Q20 due to the shares price recovery, resulting in a positive effect of R$475,137 on net income for 2Q20. For further information, see Note 32.

Share of profit (loss) of associates and joint ventures, net

The result of equity method valuation of interests in non-consolidated investees was a gain of R$82,534 in 2Q20, an increase of 127.52% compared to the same period of 2019, as a result, mainly, of the increase of 39.39% in the investee TAESA’s result, which was R$64,858 in the second quarter of 2019 and R$90,404 in same period of 2020.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

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Net financial revenue (expenses)

Cemig reports net financial expenses in 2Q20 of R$35,317, compared to net financial income of R$1,908,587 in the same period in 2019. The main factors are:

▪	Recognition of the financial updating of PIS/Pasep and Cofins taxes credits over ICMS in the amount of R$1,553,112 in 2Q19 (see note n. 8).
▪	The dollar appreciated by 5.33% against the Real in the 2Q20, compared to appreciation of (1.66%) in 2Q19. This resulted in negative effects on the principal of the Eurobond debt in both periods: R$415,950 in 2Q20, vs. R$96,750 in 2Q19.
▪	In 2Q20, the variation in the fair value of the hedge instrument resulted in a gain of R$486,720, which was partially offset by the positive effect of R$70,770. In 2Q19, the variation in the fair value of the hedge instrument resulted in a gain of R$461,083, plus the positive debt exchange rate variation of R$96,750, which was partially offset by the positive effect of R$557,833. The higher figure was the result of the dollar future curve moving upward, resulting in both the call spread and the asset becoming more valuable; and also due to the curve for the future DI interest rate (the liability side of the transaction) moving downward.

For a breakdown of financial revenues and expenses please see Note 28.

Income tax and social contribution tax

In 2Q20, the expense on income and the Social Contribution taxes totaled R$483,986, on pre-tax profit of R$1,474,802, an effective rate of 31.67%. In the same period in 2019, the expense on income and the Social Contribution taxes was R$1,356,983, on pre-tax profit of R$3,471,969 an effective rate of 39.08%.

These effective rates are reconciled with the nominal tax rates in Note 9(c).

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Board of Directors

Meetings

The Board of Directors met 11 times up to June 30, 2020, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on June 11, 2018, with election by the multiple voting system.

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The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2020.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

▪	Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.
▪	Authorization for issuance of securities in the domestic or external market to raise funds;
▪	Approval of the Long-term Strategy and the Multi-year Business Plan, and alterations and revisions to them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another Deputy Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

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▪	to supervise the activities of the external auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;
▪	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;
▪	to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company’s bylaws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution). The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2020.

The members of the Executive Board and their résumés are on our website: http://ri.cemig.com.br.

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities set by the Board of Directors and the by-laws. These include:

▪	Current management of the Company’s business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.
▪	Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on an approved Annual Budget, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Shareholders’ equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates.
▪	The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

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Audit Board

Meetings

▪	The Audit Board held seven meetings through the first half 2020.

Membership, election and period of office

▪	We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.
▪	Nominations to the Audit Board must obey the following:

a)	The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.

b)	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.
▪	The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board is set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br.

Corporate risk management and internal controls

As a part of Cemig’s corporate governance practices, corporate risk management overall objective is to build and maintain a structure capable of providing material information to senior management to support making of decisions, creating and protecting the company’s value. The process of risk management enables the risk of the business’s objectives to be managed effectively, making it possible to influence and align strategy and performance in all the areas of the company.

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Since 2016 Cemig’s corporate risk management activity is subordinated to the office of the CEO. In 2019, a separate senior management unit, Compliance, Corporate Risks and Internal Controls, was created, bringing the processes of risk management and internal controls together under a single administration. This change underlines the intention to increase the synergy between these processes, and the independence from other processes – so as to supply senior management with independent information for decision-making, preserving the value of the company.

Thus, in 2019, the Executive Board and the Board of Directors approved the ‘Top Risks’ corporate risk matrix, for the years 2019/2020, which comprehends business such as Generation, Transmission, Distribution, Trading, Distributed Generation (‘Geração Distribuída’), Holding as well as ordinary business risks.

These risks, related to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption are under responsibility of the Chief Officers and they are monitored and reported periodically to the Management.

Each Chief Officer’s Department has responsibility for monitoring and managing the Company’s exposure to these risks as they relate to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption. The Chief Officers report on this monitoring periodically to senior management.

In 2019, the Company hired an expert consulting firm to support the review of internal control and risk matrix as well as to monitor periodically the execution and sufficiency of controls, analysis of failure/weakness and to support the remediation plans development and execution.

The matrix of internal controls is also revised and approved annually. The Risk Management and Internal Controls Unit tests and monitors the controls design. The internal audit, in its turn, monitors independently the internal control practices by testing control effectiveness. The conclusion of this assessment is reported periodically to the Board of Directors, the Audit Board, and the Audit Committee.

The internal controls provide reasonable assurance that errors and frauds that might cause an impact on the performance are detected and prevented, aimed at:

▪	Operational effectiveness and efficiency
▪	Reliable financial reporting
▪	Compliance with laws, regulations and policies.

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The controls linked to mitigation of risks associated with preparation and publication of the financial statements are a part of Cemig’s Risks and Internal Controls Matrix. The financial statements are issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the US Public Company Accounting Oversight Board (PCAOB), included as part of the annual 20-F Report filed with the US Securities and Exchange Commission (SEC). Cemig obtained the first certification of its internal controls for the business year of 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2018 and in 2019 to comply with the laws n. 12,486/2013 and n. 13,303/2016. Annually, the Company provide training on Statement of Ethical Principles and Code of Professional Conduct for all its employees.

The Ethics Committee

This was created on August 12, 2004, and is responsible for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has eight sitting members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, in December 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

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It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

Anti-fraud Policy

In its business and activities, Cemig does not accept the practice and concealment of acts of fraud or corruption in all its forms. Suspicions and allegations of such acts are rigorously assessed and where proven, apply disciplinary procedures set out in the internal rules of the Company, as well as lawsuits and criminal charges, when applicable.

Thus, in 2012, Cemig consolidated its Anti-Fraud Policy is applicable to all members of the Board of Directors and Fiscal Officers, employees and contractors. The policy underscores the Company's commitment to the Global Compact principles on the subject, particularly the principle of number ten, which deals with combating corruption in all its forms, including extortion and bribery.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2020

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
Estado de Minas Gerais	248,516,953	50.96	11,323	-	248,528,276	17.04
FIA Dinâmica Energia S/A	48,772,500	10.00	49,914,344	5.14	102,394,844	7.02
BNDESPAR	54,342,992	11.14	26,220,938	2.70	80,563,930	5.52

CONSOLIDATED SHAREHOLDING POSITION OF

THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT,

ON JUNE 30, 2020

	January to June 2020
	ON	PN
Controlling shareholder	248,516,953	11,323
Board of Directors	-	16,600
Executive Board	1	10,400
Shares in Treasury	69	560,649
Free float	239,097,190	970,539,416
TOTAL	487,614,213	971,138,388

Investor Relations

In 2019 we expanded Cemig’s exposure to the Brazilian and global capital markets, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

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Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the end of May 2019, we held our 24rd Annual Meeting with the Capital Markets, in Belo Horizonte, Minas Gerais – where market professionals had the opportunity to interact with the Company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with shareholders, customers, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (ticker CIG) and common (ON) shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 11, 2018 an Extraordinary Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain best corporate governance practices, and adapt to Law 13,303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

143

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

▪	Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.
▪	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.
▪	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies.
▪	The Related Party Transactions Policy.
▪	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.
▪	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.
▪	The CEO now to be responsible for directing compliance and corporate risk management activities.
▪	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.
▪	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

(The original is signed by the following signatories)

Reynaldo Passanezi Filho	Dimas Costa	Leonardo George de Magalhães
Chief Executive Officer	Chief Trading Officer	Chief Finance and Investor Relations Officer cumulatively with charge of Controller CRC-MG 53,140

Ronaldo Gomes de Abreu		Rafael Falcão Noda
Chief Distribution Officer		Chief Officer Cemigpar

Paulo Mota Henriques		Eduardo Soares
Chief Generation and Transmission Officer		Chief Regulation and Legal

Carolina Luiza F. A. C. de Senna
Financial Accounting and Equity Interests Manager Accountant – CRC-MG 77,839
144

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Edifício Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Review Report on Quarterly Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Independent Auditor’s Review Report on Quarterly Information - ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIGBelo Horizonte - MG

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Energética de Minas Gerais - CEMIG (the “Company”), for the quarter ended June 30, 2020, comprising the statements of financial position as at June 30, 2020, and the related statements of profit or loss, of comprehensive income for the three and six month periods then ended, and of changes in equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 – Interim Financial Reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

145

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil     Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matters

Risks related to compliance with laws and regulations

As mentioned in Note 15 to the individual and consolidated interim financial information, currently investigations and other legal measures are being conducted by public authorities in connection with the Company and certain investees regarding certain expenditures and their allocations, which involve and also include some of its other shareholders and certain executives of the Company and of these other shareholders. The governance bodies of the Company have authorized engaging a specialized company to analyze the internal procedures related to these certain investments and to ascertain such claims. The internal and independent investigation was completed, and the corresponding report was delivered on May 8, 2020, with the conclusion that no evidence has been identified to support the preliminarily investigated allegations. Thus far, it is not possible to predict future developments arising from investigations conducted by public authorities, or their possible impact on the interim financial information of the Company and its subsidiaries. Our conclusion is not modified in respect of this matter.

Risk regarding the ability of jointly-controlled entity Renova Energia S.A. to continue as a going concern

As disclosed in Note 15 to the individual and consolidated interim financial information, on December 17, 2019, under the terms of Law No. 11101/05, the jointly-controlled entity Renova Energia S.A. and some of its subsidiaries filed its first court-supervised reorganization plan, and on July 7,2020 two others reorganization plans were filed. The reorganization plan of the jointly-controlled entity is still in progress on the second State of São Paulo Bankruptcy and Court-Supervised Reorganization Court. The jointly-controlled entity shall submit the court-supervised reorganization plan to the General Meeting of Creditors approval in accordance with the terms and conditions established by the referred Law. The jointly-controlled entity is in the process of discussing such plan and up to the present date has not measured the possible effects on its accounting balances. In addition, the jointly-controlled entity has incurred recurring losses and, as at June 30, 2020, has negative net working capital, equity deficit and negative gross margin. These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about the ability of this jointly-controlled entity to continue as a going concern. Our conclusion is not modified in respect of this matter.

146

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other matters

Statements of value added

The above mentioned quarterly information include the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2020, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Belo Horizonte (MG), August 14, 2020.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva
Accountant CRC-1BA022650/O-0

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	Market Notice Dated December 4, 2020: Resignation of Director of CemigPar

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Resignation of director of CemigPar

In accordance with best corporate governance practices, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby informs the public as follows:

On December 3, 2020, Cemig received a letter of resignation as director of CemigPar from Mr. Rafael Falcão Noda.

The post will be filled in accordance with the procedure specified in the Company’s by-laws.

The management of Cemig thanks Mr. Rafael Falcão Noda for his services as an executive of the Company and wishes him every success in his future endeavors.

Belo Horizonte, December 4, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	Presentation of 3Q 2020 Results.

# Highlights

3

| | |
|---|---|
| Operational efficiency | For the first time, Opex of Cemig D is below the regulatory limit: R$ 127 million below the limit in 9M20. |
| Reduction in financial leverage | Continuous reduction in financial leverage, reaching 1.55x of consolidated EBITDA adj. in 3Q20. |
| Strong cash generation | Consolidated Ebitda up 630%, YoY; Adjusted Ebitda up 24%, at R$ 1.3 billion |
| Ratings | Efficient financial management translates into recognition by leading risk rating agencies |
| Energy losses and default | Actions intensified to combat power losses, and default, to comply with regulatory limits |
| Dow Jones Sustainability Index | Cemig has now been included in the DJSI World for 21 years, since the index was created in 1999 |

CEMIG 4

# Ratings – Focus on credit quality

➢ **Fitch and Moody's** upgraded Cemig's ratings; **Standard & Poor's** upgraded Outlook to Positive

FitchRatings

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | AA+ | AA | AA- | A+ | ++ | A- | BBB+ | BBB | BBB- | BB+ | BB | BB– | B+ | B | B- | CCC | CC | F | RD/D | | |
| | | | | | | | | | | | | Bond | | | | | | | | | |

STANDARD &POOR'S

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | AA+ | AA | AA- | A+ | ++ | A- | BBB+ | BBB | BBB- | BB+ | BB | BB– | B+ | B | B- | CCC+ | CCC | CCC- | CC | F | D |
| | | | | | | | | | | | | | | Bond | | | | | | | |

| Investment Grade | | | | | | | | | | Speculative Grade | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AAA | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | F | |
| | | | | | | | | | | | | | | | | | | | | | |

Brazilian scale

Global scale

CEMIG
5

# CEMIG D: Combating default

- Combating default is a major challenge in 2020, due to the pandemic restrictions. Disconnections: **237,000** in August through October.
- **R$ 231 mn reversal** of default provision following renegotiation with Minas Gerais State government.
- Receipt of bills by credit and debit card begins.
- **R$ 140 million** in settlements with largest defaulters and retail clients.
- Client renegotiation campaign via WhatsApp:
  - **20,385** agreements to pay by installments,
  - **R$ 27.2 million** in negotiation.

Billing Collection Ratio
(Actual revenue / Billing), %
98.2%
[VALOR]
96.6%
89.1%
[VALOR]
[VALOR]
98.5%
101.4%
98.2%
95.65%
Jan. 2020
Feb. 2020
Mar. 2020
Apr. 2020
May 2020
June 2020
July 2020
Aug. 2020
Sep. 2020
Billing Collection Ratio
Goal

Default provision
R$ mn
271
199
46
2018
2019
9M20

6

# Execution of investment program (to Sep. 2020)

5%
6%
10%
79%
Investments
R$ 1.2 bn
Estimate for 2020:
R$ 1.8 bn
Generation
Transmission
Distribution
Capital contributions and acquisitions

**Generation**

R$ 76 million

*Expansion and modernization of plants*

**Transmission**

R$ 121 million

*Strengthening and upgrading – with increase in RAP*

**Distribution**

R$ 960 million

*Investments in maintenance and modernization of the electricity system*

**Capital contributions/acquisitions**

R$ 63 million

*Cemig SIM – R$ 20 mn*
*Centroeste – R$ 43 mn*

# Cemig D – quality indicators

7

## Improving indicators – evidence of our commitment to service quality

11.62
11.32
11.03
10.73
10.44
11.57
11.18
10.42
10.56
9.32
2016
2017
2018
2019
Sep. 2020 – LTM
Annual limit
DECi

8.12
7.76
7.39
7.30
6.67
5.37
5.44
5.13
4.89
4.63
2016
2017
2018
2019
Sep. 2020 – LTM
Annual limit
FECi

CEMIG 8

# Cemig D – Distribution: Load figures

## Significant market recovery

MWaverage
6,176
5,939
5,997
+179 MW average
+3,0%
-620 MW average
-10,4%
5,319
2019
2020
Preliminary
Jan
Fev
Mar
Abr
Mai
Jun
Jul
Ago
Set
Out
Nov
Dez

Own load
-400 MW average
-10.8%
-44 MW average
-1.2%
3,694
3,812
3,768
3,294
2019
2020
Preliminary
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

Free Clients
-220 MWaverage
-9.8%
+222 MW average
+10.2%
2,408
2,245
2,186
2,025
2019
2020
Preliminary
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.

# Cemig GT – Load figures for Free Clients

## Significant market recovery

Total load
MW average
1,873
1,983
1,931
1,666
1,706
1,748
1,943
2,029
1,988
2,041
△ 375 MW average
+22.5%
Preliminary
jan
fev
mar
abr
mai
jun
jul
ago
set
out

Load – incentive-bearing
MW average
730
760
729
613
627
684
726
748
798
788
△ 175 MWaverage
+28.5%
Preliminary
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.

Load – conventional
1,143
1,223
1,202
1,053
1,079
1,064
1,217
1,281
1,190
1,253
△ 200 MWaverage
+19.0%
Preliminary
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.

# Main factors in 3Q20 results

11

## Cemig H

- **Light** revalued at market – reduction of **R$ 136 million**,
  Impact on profit is **R$ 90 million**

(Stock price: R$ 14.50/share on 9/30/20, and R$ 22.75/share on 11/13/20)

## Cemig D

- Volume distributed is **1.4%** higher in 3Q20 than in 3Q19
  - Captive market: **3.6%** lower
  - Transport for clients: **7.8%** higher
- Default provision reversed: **R$ 231 million**
  (R$ 178 million in the year)

## Cemig GT

- Marking to market of Eurobond:
  - Negative effect of **R$ 12 mn** in 3Q19
  - Negative effect of **R$ 244 mn** in 3Q20

CEMIG
12

# Marking to market of Eurobond and hedge instruments:

## Temporary impact on Financial expenses on pressure from the exchange rate, reflecting uncertainties of domestic and international context

| Item | Sep. 2020 | Jun. 2020 | Change |
|---|---|---|---|
| Hedge – Swap (interest) | 1,678 | 1,698 | –20 |
| Hedge – Call spread (principal) | 1,607 | 1,584 | 23 |
| **Balance of hedge – MtM** | **3,285** | **3,282** | **3** |
| Debt (principal) | 8,461 | 8,214 | 247 |
| **Impact on 3Q20 Financial income (expenses)** | | | **–244** |

**Hedges contracted for protection of debt denominated in foreign currency**

- Full swap for interest: set at 142% of CDI rate (average for main issue and retap)
- Call spread for principal: protection for range US$= **R$ 3.45** to **R$ 5.00**

CEMIG 13

# 9M20 consolidated Ebitda and Net Profit

## Adjusted Ebitda

+2.7%
3,591
3,688
9M19
9M20

## Adjusted Net Profit

+11.9%
1,534
1,717
9M19
9M20

| | Ebitda | | Profit | |
|---|---|---|---|---|
| | 9M20 | 9M19 | 9M20 | 9M19 |
| IFRS | 4.041 | 3.468 | 1.533 | 2.630 |
| Profit/loss from discontinued operations – Light | - | -309 | - | -224 |
| Credits of PIS, Pasep and Cofins tax on ICMS | - | -1.439 | - | -1.984 |
| FX exposure – Eurobond | - | - | 403 | -438 |
| Provision for receivables – Renova | 37 | 688 | 37 | 688 |
| Remeasurement – Light | 270 | - | 178 | - |
| Fair value revaluation – Centroeste | -52 | - | -34 | - |
| Tariff review of transmission company | -430 | - | -283 | - |
| Reversal of provision: Minas Gerais State | -178 | - | -117 | - |
| Tax provisions – INSS tax on profit shares | - | 1.183 | - | 862 |
| Adjusted | 3.688 | 3.591 | 1.717 | 1.534 |

CEMIG 14

# Cemig GT's market, 3Q20 – GWh

## Billed market + Transport

+1.4%
11,162
11,319
4,896
7.8%
5,278
6,266
-3.6%
6,041
3Q19
3Q20
Final consumers
Total energy carried

91
880
1,059
1,514
5,060
2,558
92
831
1,142
1,260
5,342
2,652
+1.1%
-5.6%
+7.8%
-16.8%
+5.6%
+3.7%
3Q19
3Q20
Residential
Industrial
Commercial
Rural
Other
Distributors

CEMIG 15

# 3Q20 Consolidated Ebitda and Net Profit

## Adjusted Ebitda

+24.3%
1,069
1,329
3Q19
3Q20

## Adjusted Net Profit

+77.0%
364
644
3Q19
3Q20

| | Ebitda | | Profit | |
|---|---|---|---|---|
| | 3Q20 | 3Q19 | 3Q20 | 3Q19 |
| **IFRS** | **1,424** | **195** | **545** | **-282** |
| Profit/loss from discontinued operations | - | -309 | - | -224 |
| FX exposure – Eurobond | - | - | 161 | 8 |
| Remeasurement – Light | 136 | - | 90 | - |
| Reversal of provision: Minas Gerais State | -231 | - | -152 | - |
| Tax provisions – INSS tax on profit shares | - | 1,183 | - | 862 |
| **Adjusted** | **1,329** | **1,069** | **644** | **364** |

# Cemig GT: 3Q20 Ebitda and Net Profit

16

Adjusted Ebitda
+60.9%
335
539
3Q19
3Q20

Adjusted Net Profit
+209.4%
53
164
3Q19
3Q20

| | Ebitda | | Profit | |
|---|---|---|---|---|
| | 3Q20 | 3Q19 | 3Q20 | 3Q19 |
| IFRS | 539 | 76 | 3 | -134 |
| Tax provisions – INSS tax on profit shares | - | 259 | - | 179 |
| FX exposure – Eurobond | - | - | 161 | 8 |
| Adjusted | 539 | 335 | 164 | 53 |

17

# Cemig D: 3Q20 Ebitda and net profit

Adjusted Ebitda
-7.6%
619
572
3Q19
3Q20

Adjusted Net Profit
+22.4%
250
306
3Q19
3Q20

| | Ebitda | | Profit | |
|---|---|---|---|---|
| | 3Q20 | 3Q19 | 3Q20 | 3Q19 |
| **IFRS** | **803** | **-145** | **458** | **-316** |
| Reversal of provision: Minas Gerais State | -231 | - | -152 | - |
| Tax provisions – INSS tax on profit shares | - | 764 | - | 566 |
| **Ajdusted** | **572** | **619** | **306** | **250** |

CEMIG 18

# 3Q20: Consolidated operational costs and expenses

## Programs implemented reduced costs without compromising service quality

-20.6%
6,486
PMSO
818
5,153
869
Non-manageable
5,668
4,283
3Q19
3Q20

PMSO costs – 3Q20 vs. 3Q19
-4.7%
-[VALOR]
832
14
2
5
5
27
793
+[VALOR]
3Q19 profit shares
3Q19
Personnel
Materials
Post-retirement
Outsourced services
Others
3Q20
3Q20 profit shares

- 9M profit shares 32% lower: **R$ 160 mn** in 9M19, **R$ 109 mn** in 9M20
- Provision of **R$ 102 mn reversed** in 3Q20 – vs. provision of **R$ 1,297 mn made** in 3Q19
  - 2020: Negotiation with Minas Gerais State: reversal of **R$ 231 mn** provision for default, July 2020 (Law 23.510/2019)
  - 2019: Tax contingency provisions (INSS profit sharing case) with effect of **R$ 1,182 mn**

CEMIG 19

# Cemig D: 9M20 Regulatory Opex and Ebitda

Opex
557
69
37
80
24
41
227
2,167
1,772
2,040
Regulatory opex
PMSO
Profit shares
Fines offestting
Provisions
Default provision
Realized Opex
PDVP
Post-retirement
Opex within regulatory target
Δ R$127 million

Ebitda
6
127
194
1,901
1,828
Regulatory Ebitda
Other revenues
OPEX
Losses
Realized Ebitda

Δ R$ 73 million

Ebitda: Realized/Regulatory

| 2018 | 2019 |
|---|---|
| 78.3% | 86.6% |

CEMIG
20

# Debt profile – consolidated

## Effective strategy reduced costs and leverage

### Maturities timetable – Average tenor: 3.9 years

Net debt (Debt – Cash and Securities): **R$ 10.6 bn**
Total net debt (Net debt – Hedge): **R$ 7.3 bn**

5,519
561
2,013
1,203
803
9,027
1,093
1,407
Cash + Securities
2020
2021
2022
2023
2024
2025
2026

- **R$ 294 million** amortized in 3Q20

### Main indexors

1%
21%
24%
54%
US dollar
IPCA
CDI rate
Other

- The hedge instrument transformed debt in USD into debt costing a set percentage of CDI rate, within an FX band.

### Cost of debt – %

7.59
7.33
5.74
4.27
4.21
6.13
4.68
3.18
2.92
2.51
1.86
2018
Sep-19
2019
Mar-20
Jun-20
Sep-20
Real
Nominal

### Leverage – %

Total net debt / Ebitda
Total net debt / Equity + Net debt
3.24
2.61
2.70
2.01
1.55
42.8
40.5
43.9
34.5
29.7
2018
3Q19
2019
2Q20
3Q20

CEMIG 21

# Consolidated Cash flow

## Strong cash generation in 9M20

1,289
4,173
1,280
1,380
1,426
1,177
5,519
Cash + Securities 2019
Cash generated in 9M20
The 'Covid Account'
Pasep and Cofins tax escrow deposit
Financing Leasing
Investments
Cash + Securities 9M20

Comfortable cash position to meet commitments assumed and face economic uncertainties of current scenario

# Outlook – expectations

CEMIG 22

| | |
|---|---|
| **Solution for GSF** | Regulations being prepared to establish extension of period of plant concessions – **Cemig plants: more than 24 months** |
| **Digital Transformation** | Modernization of the relationship with customers, suppliers and employees by updating platforms, adopting virtual assistants, B2B integration and process robotization |
| **Public Tender** | Tender to acquire wind projects<br>**9 wind projects** being considered, with **2.13 GW** installed capacity |
| **Photovoltaic Solar Projects** | Cemig GT has a portfolio of photovoltaic solar generation projects totaling **1.75 GWp** |
| **Revision of Planning** | Executive Board discussions on the Brazilian power industry aiming to **assess opportunities and challenges** of **Cemig's business** |
| **New Energy Project** | Program in execution – aims to further empower our organization culture, recognize the value of what is good, set aside what is not working, and work on processes and conduct that can be improved |
| **Disinvestments** | Commitment to optimize allocation of capital – interest maintained in sale of the remaining stake in **Light** |

CEMIG

Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

11.	Earning Release - 3Q 2020.

PUBLICATION OF 3Q20 RESULTS

CEMIG REPORTS EBITDA OF R$ 1.42 BILLION

ADJUSTED EBITDA R$ 1.33 BILLION (+24.3% x 3Q19)

Highlights of 3Q20:

▪	Signs of recovery in the economy are reflected in adjusted Ebitda 41% higher than in 2Q20
▪	Cemig D distributed 1.4% more energy in 3Q20 than in 3Q19

o   Captive market: 3.6% lower

o   Transport for clients: 7.8% higher

▪	Reversal of R$ 231 million in allowance for doubtful receivables from Minas Gerais State
▪	PMSO: 4.7% lower than in 3Q19 (excludes profit shares)
▪	Cemig D: Opex lower than the regulatory limit for the first time (R$ 127 million below)
▪	Bonds: Negative item of R$ 244 million in Net financial revenue (expenses)
▪	Restatement of asset held for sale (Light):

o   Negative effect of R$ 136 million = R$ 90 million net of tax effects

▪	DEC outage indicator: Below 10; 9.32 in last 12 months
▪	Fitch and Moody’s increase Cemig’s ratings; S&P upgrades outlook to Positive
▪	Solid cash position: R$ 5.5 billion

Indicators (GWh)	3Q20	3Q19	Change, %
Electricity sold (excluding CCEE)	12,994	13,856	-6.2%
Total energy carried	5,278	4,896	7.8%
Indicators – R$ million	3Q20	3Q19	Change, %
Sales on CCEE	59.1	9.8	503.1%
Net revenue	6,369.4	6,070.8	4.9%
Ebitda (IFRS)	1,423.5	195.4	628.5%
Adjusted Ebitda*	1,328.5	1,068.7	24.3%
Net profit	545.4	-281.8	-
Adjusted Ebitda margin	20.86%	17.60%	3,26% p.p.
Ebitda of companies (R$ mn)	3Q20	3Q19	Change, %
Ebitda Cemig D	802.8	-145.3	-
Adjusted Ebitda D	571.9	618.4	-7.5%
Ebitda Cemig GT	538.7	75.6	612.6%
Adjusted Ebitda GT	538.7	334.2	61.2%
Debt (R$ mn)	3Q20	2019	Change, %
Net debt	10,587.4	13,486.6	-21.5%
Net debt (excluding hedge)	7,303.2	11,795.6	-38.1%

* Cemig adjusts the Ebitda calculated in accordance with CVM Instruction 527/2012 to exclude items which by their nature do not contribute to information on the potential for gross cash flow generation, since they are extraordinary items

1

Conference call

Publication of 3Q20 results

Webcast and Conference call

November 16 (Monday), at 2:30 PM a.m. (Brasília time)

The transmission will have simultaneous translation in English and can be seen by Webcast, at http://ri.cemig.com.br, or through the links:

https://vcasting.voitel.com.br/?transmissionId=8731 (Portuguese)

https://vcasting.voitel.com.br/?transmissionId=8735 (English)

or by voice conference call on:

+ (55) 11 3127 4971

+ (1) 516 3001066

Playback of Video Webcast: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Playback of Conference call: Tel: (55-11) 3127-4999 (Available from November 16 to November 22, 2020)

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br

Tel.: +55 (31) 3506 5024

Fax: +55 (31) 3506 5025

Cemig’s Executive Investor Relations Team

▪	Chief Finance and Investor Relations Officer

Leonardo George de Magalhães

▪	General Manager, Investor Relations

Antônio Carlos Vélez Braga

2

Contents

Conference call	2
Cemig Investor Relations	2
Cemig’s Executive Investor Relations Team	2
Contents	3
Disclaimer	4
INCOME STATEMENT	5
Results separated by business segment – 3Q20	6
3Q20 Results	7
Taxes and charges on revenue	12
Operational costs and expenses	14
Default – Cemig D	17
Share of profit (loss) in associates and joint ventures	19
EBITDA	20
EBITDA Cemig GT	21
EBITDA Cemig D	21
Financial revenue and expenses	21
The electricity market of Cemig D	23
Physical totals of transport and distribution – MWh	25
The electricity market of Cemig GT	26
SUPPLY QUALITY INDICATORS – DECi and FECi	26
Investments	27
DEBT	27
Covenants – Eurobonds	29
Cemig’s long term ratings	29
Our shares	30
Appendices	33
Sources and uses of power – billed market	33
Losses	34
Plants	35
RAP – 2020-2021 cycle	36
Profit (loss) with Cemig’s monitoring adjustments	37
Cemig D – Tables (R$ million)	38
Cemig GT – Tables (R$ million)	40
Cemig Consolidated – Tables (R$ million)	41

3

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

4

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). (In thousands of Reais)

INCOME STATEMENT

5

Results separated by business segment – 3Q20

6

3Q20 Results

In thousands of Reais, unless otherwise stated.

For the third quarter of 2020 (3Q20) Cemig reports net profit of R$ 545,376, which compares to a net loss of R$ 281,834 in 3Q19.

Leading factors in the 3Q20 result:

▪	Cemig GT's EBITDA of 538,702 in 3Q20, still influenced by the pandemic, shows strong growth in relation to the adjusted EBITDA in 2Q20, but with indications that the most critical moment has passed.
▪	Cemig GT posted an expense of R$ 244,399 in Net financial revenues (expenses), related to the debt in Eurobonds and the related hedge instrument. In 3Q19 the combined effect of the debt and the hedge on Net financial revenue (expenses) was R$ 12,464 negative.
▪	Reversal in 3Q20 of R$ 230,935 in the provision for amounts owed by the
Direct and Indirect Administration of Minas Gerais State for power consumption and services, due to the State tax authority’s acceptance of Cemig’s proposal to offset the amount against ICMS tax balances due to the State.
▪	The investment in Light was recognized at market value on September 30, 2020. This restatement had a negative effect of R$ 136,244 in 3Q20, corresponding to a net amount after tax effects of R$ 89,921.
▪	Lower PMSO costs: down 4.7% year-on-year (YoY) excluding profit shares –which were higher, reflecting the profit in 3Q20, compared to a reversal in profit shares in 3Q19, due to the loss in that quarter.
▪	Gain in 3Q19 of R$ 309,144 – R$ 204,067 net of tax effects – from disposal of shares in Light, and re-measurement of the remaining holding.
▪	Recognition in 3Q19 of a tax contingency in a total amount of R$ 862.313, for legal actions arguing the applicability of Social Security contributions to payments of profit shares.
7

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity was R$ 6,692,911 in 3Q20, 2.65% less than in 3Q19 (R$ 6,875,079).

	3Q 2020			3Q 2019			Change, %
	MWh (2)	R$	Average price billed – R$/MWh (1)	MWh (2)	R$	Average price billed – R$/MWh (1)	MWh	R$
Residential	2,652,121	2,408,833	908.27	2,557,935	2,458,671	961.19	3,68	(2.03)
Industrial	3,282,736	1,062,910	323.79	3,972,454	1,239,412	312.00	(17,36)	(14.24)
Commercial, Services, Others	1,938,028	1,125,855	580.93	2,290,720	1,336,909	583.62	(15,40)	(15.79)
Rural	1,139,551	632,227	554.80	1,054,770	593,821	562.99	8,04	6.47
Public authorities	149,154	112,958	757.32	205,123	158,343	771.94	(27,29)	(28.66)
Public lighting	327,039	145,863	446.01	348,476	167,642	481.07	(6,15)	(12.99)
Public services	347,469	186,818	537.65	315,588	195,474	619.40	10,10	(4.43)
Subtotal	9,836,098	5,675,464	577.00	10,745,066	6,150,272	572.38	(8,46)	(7.72)
Own consumption	7,559	-	-	11,012	-	-	(31,36)	-
Retail supply not yet invoiced, net	-	109,738	-	-	(2,403)	-	-	(4.666.71)
	9,843,657	5,785,202	587.71	10,756,078	6,147,869	571.57	(8,48)	(5.90)
Wholesale supply to other concession holders (3)	3,150,749	818,168	259.67	3,099,633	755,593	243.77	1,65	8.28
Wholesale supply not yet invoiced, net	-	89,541	-	-	(28,383)	-	-	(415.47)
Total	12,994,406	6,692,911	499.73	13,855,711	6,875,079	498.41	(6,22)	(2.65)
(1)	The calculation of the average price does not include revenue from supply not yet billed.
(2)	Information in MWh has not been reviewed by external auditors.
(3)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Final consumers

Revenue from energy sold to final consumers in 3Q20 was R$ 5,785,202, compared to R$ 6,147,869 in 3Q19: 5.90% lower YoY.

This was due in particular to consumption by industrial clients 17.36% lower, and by commercial clients 15.40% lower, due to the Covid pandemic – partly offset by residential consumption 3.68% higher, and rural consumption 8.04% higher.

Revenue from Use of the Distribution System (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (TUSD) on the volume of energy distributed. In 3Q20 this revenue was R$ 793,698, or 11.6% more than in 3Q19 (R$ 711,185). The higher revenue mainly reflects the Company’s annual tariff adjustment in effect from June 1, 2019, which for Free Clients resulted in an increase of approximately 10.16% (effect up to August 18, 2020). After the tariff adjustment was recalculated to include the return of R$ 714,339 to consumers, this impact was an increase of 5.71% for Free Clients as from August 19, 2020. Also, the volume of energy transported in 3Q20 was 7.80% higher than in 3Q19.

8

CVA and Other financial components in tariff adjustments

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. In 3Q20 this item comprised a gain of R$ 17,192, compared with an negative item of R$ 35,122 in 3Q19. This difference mainly reflects higher additions to CVA revenue in 3Q20, due mainly to: (i) higher costs of supply from Itaipu, due to the higher dollar exchange rate than in 3Q19; and (ii) expenses on the National Grid approximately 40.5% higher than in 3Q19 after the revision in July 2020. These effects were partially offset by lower CDE charges, due to finalization of the ACR (Regulated Market) account in August 2019, and the result of the 2019 tariff adjustment, which was approved at a significantly higher level than in the previous year. The Company’s CVA result for the quarter was R$ 331,376 negative, after receipt of part of the funds from the Covid account in 3Q20.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at June 30, 2019	1,130,865
Net constitution of financial assets	201,653
Realized	-236,775
Payments from the Flag Tariff Centralizing Account	-27,594
Updating – Selic rate	31,825
Balance at September 30, 2019	1,099,974

Balance at June 30, 2020	926,183
Net constitution of financial assets	-86,013
Realized	103,205
Payments from the Flag Tariff Centralizing Account	0
Receipt of funds from the Covid Account	-1,280,344
Updating – Selic rate	5,593
Balance at September 30, 2020	-331,376

9

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually, based mainly on the variation in the IPCA index (the IPCA index is applied to the contracts of Cemig GT, and the IGP–M index is applied to the contract of Cemig Itajubá). Whenever there is strengthening, improvement or adaptation of an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 134,328 in 3Q20, compared to R$ 132,134 in 3Q19, 1.66% higher YoY, mainly as a result of the adjustment to annual RAP made in July 2020, of 3.69%, which includes the effects of inflation and also new revenues related to investments that have been authorized. It also includes an adjustment to expectation of cash flow from financial assets, due to the change in the fair value of the Regulatory Remuneration Base of Assets (BRR).

Transmission reimbursement revenue

The Company records the updating of the balance receivable for the indemnity (reimbursement of asset value) based on the IPCA inflation index, and the average Regulatory cost of capital, as specified in the regulation for the sector. The transmission indemnity revenue in 3Q20 was 21.99% higher than in 3Q19 – at R$ 41,035, compared to R$ 33,637 in 3Q19.

These revenues were mainly affected by the increase of remuneration at average cost of capital, which, as well as increasing from 6.64% in 3Q19 to 7.71% in 3Q20, as from June 30, 2020 began to be calculated on the re-measured Regulatory Remuneration Base (BRR), as a result of the periodic review of RAP.

At the beginning of the tariff cycle, which takes place in July of each year, the amounts received for the adjustment set for the cycle, corresponding to the amortization of the debtor balance up to the end of the period, are excluded from the remuneration base for updating, reducing the remuneration. The indemnity (reimbursement) is being received through the RAP (Permitted Annual Revenue) since 2017, over a period of 8 years, for the financial portion, and for the remaining period of the useful life of the assets, for the economic portion.

10

Revenue from power trading transactions on the Power Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 3Q20 was R$ 59,103, compared to R$ 9,811 in 3Q19 – an increase of 502.42% year-on-year. This increase mainly reflects higher allocation of Cemig GT’s own energy in 3Q20 than in 3Q19, associated with higher GSFs (Generation Scaling Factors), with a counterpart in the lower Spot price. Also, clients’ consumption was lower due to the coronavirus crisis, resulting in a surplus of energy sold in the CCCE in 3Q20.

Period	Spot price			GSF
	Sub-market	R$/MWh		2020	2019
		2020	2019
July	Southeast/Center-West	89.04	185.52	0.689	0.546
August	Southeast/Center-West	85.15	237.29	0.628	0.488
September	Southeast/Center-West	100.84	219.57	0.662	0.531

Revenue from transactions in the Surpluses Sales Mechanism (MVE)

The revenues from transactions in the Surpluses Sales Mechanism (Mecanismo de Venda de Excedentes – MVE) were R$ 47,690 in 3Q20, relating to offers of supply made at the end of 2019 by Cemig D. The MVE enables distributors to sell excesses of supply and, for sales related to amounts of the regulatory limit or involuntary overcontracting, enables part of the benefit gained to be restituted to the consumer in the tariff adjustment process.

Revenue from supply of gas

The Company reports revenue from supply of gas 26.45% lower YoY in 3Q20, at R$ 427,940, compared to R$ 581,869 in 3Q19. The lower amount basically reflects volume of gas sold 30.19% lower, at 198,080m³ in 3Q20, compared to 283,724m³ in 3Q19, mainly due to a reduction to of 99.70% YoY in the supply to thermoelectric generation plants, with near-zero consumption in the quarter, and a figure for the industrial sector 23.78% lower year-on-year. The effect of lower volume of gas sold was partially offset by the increase from application of the IGP-M inflation index to distribution costs, which occurs annually in February: the resulting increases were: 6.74% in 2019, and 7.81% in 2020.

11

Market (thousand m³/day)	2015	2016	2017	2018	2019	9M20	9M19

Residential	1.04	3.38	11.44	17.73	21.28	25.45	21.01
Commercial	22.42	24.68	32.67	39.37	47.7	46.95	44.22
Industrial	2,422.78	2,173.76	2,453.22	2,400.41	2,085.32	1,922.70	2,142.86
Other	119.87	120.19	126.15	155.14	148.44	114.18	150.24
Total, excluding thermoelectric generation	2,566.11	2,322.01	2,623.47	2,612.65	2,302.74	2,109.28	2,358.33
Thermoelectric generation	1,309.13	591.52	990.89	414.04	793.94	194.92	649.25
Total	3,875.24	2,913.53	3,614.36	3,026.69	3,096.69	2,304.20	3,007.58

Supply of gas to the residential market began in 2013. In September 2020, a total of 55,693 households were supplied and billed. The number of clients in the commercial sector of the market continues to expand.

Number of clients	2015	2016	2017	2018	2019	3Q 2020

Residential	3,820	14,935	30,605	41,377	50,813	55,693
Commercial	218	394	591	756	981	1003
Industrial	113	112	107	109	109	99
Other	62	49	50	57	61	64
Thermoelectric generation	2	2	2	2	2	2
Total	4,215	15,492	31,355	42,301	51,966	56,861

Taxes and charges on revenue

The total of these taxes and charges reported as deductions from revenue in 3Q20 was R$ 2,858,090, or 8.07% less than in 3Q19 (R$ 3,109,043).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, the subsidy for balanced tariff reduction, the low-income-consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for contribution to the CDE in 3Q20 were R$ 608,848 in 3Q20, compared to R$ 638,919 in 3Q19, or 4.71% lower, mainly due to the termination of the Regulated Market Account (‘the ACR Account’), in August 2019.

12

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ’Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Charges to the consumer arising from the ‘Flag Tariff’ system in 3Q20 were 99.98% lower year-on-year – at R$ 16 in 3Q20, vs. R$ 73,474 in 3Q19. The lower figure reflects non-application of the ‘flag’ system in July through September 2020, due to the exceptional temporary suspension of its systematic application, with the ‘flag’ set at ‘green’ up to December, 31, 2020, by Aneel dispatch 1511 of May 26, 2020.

The ‘Flag’ Tariff – history
June 2020	Green	Jun. 2019	Green
July 2020	Green	July 2019	Yellow
Aug. 2020	Green	Aug. 2019	Red 1
Sep. 2020	Green	Sep. 2019	Red 1

13

Operational costs and expenses

Operational costs and expenses in 3Q20 totaled R$ 5,152,565, or 20.56% less than in 3Q19 (R$ 6,486,375).

The following paragraphs comment on the main variations in expenses:

People

The expense on personnel in 3Q20 was R$ 290,095, or 4.68% lower than in 3Q19 (R$ 304,350). The lower figure reflects the number of employees being 6.90% lower, at 5,363 in 3Q20, compared to 5,733 in 3Q19, and the salary increase of 2.55% from November 2019, under the Collective Work Agreement.

Number of employees – by company

14

Employees’ and managers’ profit shares

The expense on employees’ and managers’ profit shares in 3Q20 was R$ 75,602, compared to a reversal of R$ 14,572 in 3Q19.

Electricity purchased for resale

The expense on electricity bought for resale in 3Q19 was R$ 2,958,679, or 2.49% less than in 3Q19 (R$ 3,034,108). This arises mainly from the following items:

▪	Expenses on supply from Itaipu 42.68% higher, at R$ 531,183 in 3Q20, than in 3Q19 (R$ 372,296). The difference mainly reflects the average US dollar exchange rate 34.44% higher in 3Q19 – at R$ 5.43 in 3Q20, compared to R$ 4.04 in 3Q19; and the higher price of energy in US dollars, at R$ 28.41/kW for the whole of 2020, compared with US$ 27.71/kW for 2019.
▪	Expenses on energy acquired at auction 6.08% lower in 3Q20, mainly reflecting the lower average price of power contracts in the auctions.
▪	Lower expense on purchase of supply at the spot price: R$ 193,868 in 3Q20, compared to R$ 486,177 in 3Q19. This lower figure is mainly due to the average spot price being 61.83% lower, at R$ 91.67/MWh in 3Q20, compared to R$ 214.12/MWh in 3Q 19; and also to the creditor position assumed by Cemig D in 3Q20, higher than the position assumed in 3Q19, due to lower consumption caused by the Covid-19 pandemic.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consolidated	3Q20	3Q19	Change
R$ ’000
Supply from Itaipu Binacional	531,183	372,296	42.7%
Physical guarantee quota contracts	197,520	163,052	21.1%
Quotas for Angra I and II nuclear plants	75,742	67,293	12.6%
Spot market	193,868	486,177	-60.1%
Proinfa	77,933	95,308	-18.2%
Individual (‘bilateral’) contracts	85,142	79,750	6.8%
Electricity acquired in Regulated Market auctions	766,561	816,193	-6.1%
Acquired in Free Market	1,142,123	1,168,392	-2.2%
Distributed generation	157,551	54,491	189.1%
Credits of PIS, Pasep and Cofins taxes	-268,944	-268,844	0.0%
	2,958,679	3,034,108	-2.5%

15

Cemig D	3Q20	3Q19	Change
R$ ’000
Supply from Itaipu Binacional	531,183	372,296	42.7%
Physical guarantee quota contracts	207,776	192,498	7.9%
Quotas for Angra I and II nuclear plants	75,742	67,294	12.6%
Spot market – CCEE	163,903	420,843	-61.1%
Individual (‘bilateral’) contracts	85,142	79,750	6.8%
Acquired in Regulated Market auctions	775,023	805,067	-3.7%
Proinfa	77,933	95,308	-18.2%
Distributed generation	157,551	54,491	189.1%
Credits of PIS, Pasep and Cofins taxes	-164,901	-161,575	2.1%
	1,909,352	1,925,972	-0.9%

Charges for use of the transmission network

Charges for use of the national grid in 3Q20 were R$ 534,788, or 42.15% higher than in 3Q19 (R$ 376,216). This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

The higher figure reflects the annual adjustment in charges for the National Grid, normally applied in July, which had an effect of approximately 41% in 3Q20.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Gas bought for resale

In 3Q20 the Company’s expense on acquisition of gas was R$ 207,361, 44.72% less than its comparable expense of R$ 375,140 in 3Q19. This basically reflects volume of gas purchased 30.93% lower, at 197,315m³ in 3Q20, compared to 285,686m³ in 3Q19.

Post-retirement obligations

The impact on operational profit of the Company’s post-retirement obligation was an expense of R$ 110,512 in 3Q20, compared to an expense of R$ 105,397 in 3Q19. This is mainly the result of reduction in the discount rate used in the actuarial calculation – which increased the amount of the actuarial liabilities, and consequently the scale of the expense reported.

16

Operational provisions

The Company posted a reversal of R$ 101,606 in operational provisions in 3Q20, compared to inclusion of new provisions totaling R$ 1,297,003 in 3Q19. This arises mainly from the following items:

▪	In 3Q19 the Company posted net contingency provisions for tax legal actions of R$ 1,175,896 – while in 3Q20 it posted provisions of only R$ 17,747 in the same category: the major item in 3Q19 was a provision of R$ 1,182,613, based on the opinion of the Company’s legal advisers, for probability of loss in legal actions arguing for application of Social Security contributions to payment of profit shares without prior agreement on productivity indicator targets.
▪	Reversal, totaling R$ 156,829, of losses expected from doubtful receivables, in 3Q20, compared to posting of new provisions of R$ 101,383 in 3Q19. This comprises mainly a reversal of a provision of R$ 231 million for debt owed to the Company by the State of Minas Gerais; non-realization of the loss expected in the second quarter from effects of the Covid-19 pandemic; and good acceptance by clients of the rules for negotiation approved by the Company, which reduced default in 3Q20.

Default – Cemig D

The start of 2020 was marked by a high degree of uncertainty in the social and economic spheres both in Brazil and worldwide, with the proliferation of the public health crisis caused by the Covid-19 coronavirus, and its arrival in Brazil.

To try to mitigate the impacts of the pandemic and help sustain its clients’ payment capacity, Cemig is launched special payment conditions to help, principally, low-income clients, hospitals and micro-companies. New channels of payment, such as new debit and credit cards, were put in place, to expand consumers’ payment options.

New channels of communication, such as WhatsApp, have been put in place, as well as campaigns to enrich the client registry information. These were adopted in April. These measures aim to expand the scope and efficiency of the tools for approaching consumers, including approach for negotiations.

17

After Aneel's authorization to resume disconections in August for residential customers, which were not classified as low income, Cemig intensified the cuts of non-paying customers, having made 237 thousand cuts between August and October.

The measures adopted by the company contributed to avoid a further increase in default and made possible an improvement after the period between April and June 2020.

18

Share of profit (loss) in associates and joint ventures

For its interests in non-consolidated investees the Company posted a gain of R$ 97,822 by the equity method in the quarter. This figure was 69.30% higher than in 3Q19, mainly reflecting a higher contribution from Taesa, of R$ 135,976 in 3Q20, compared to R$ 77,027 in 3Q19.

Note: The result of Companhia de Transmissão Centroeste de Minas is no longer included in this account (equity income), following conclusion of purchase by the Company of the remaining stake in Centroeste in January 2020.

Gain (loss) in non-consolidated investees (equity method)	3Q20	3Q19
Taesa	135,976	77,027
Aliança Geração	15,560	1,011
Baguari Energia	4,517	4,891
Retiro Baixo	4,452	4,730
Hidrelétrica Cachoeirão	4,138	4,189
Hidrelétrica Pipoca	2,358	1,476
Corinto photovoltaic plant – generation	631	0
Janaúba Photovoltaic Plant – distributed generation	338	480
Manga Photovoltaic Plant – distributed generation	208	0
Ativas Data Center	120	502
Centroeste	0	1,438
LightGer	-57	-549
Itaocara	-120	-21,900
Guanhães Energia	-136	-208
Axxiom Soluções Tecnológicas	-5,141	-900
Aliança Norte (Belo Monte plant)	-9,338	14,162
Amazônia Energia (Belo Monte Plant)	-14,320	24,612
FIP Melbourne (Santo Antônio Plant)	-18,509	-24,005
Madeira Energia (Santo Antônio plant)	-22,855	-29,176
Total	97,822	57,780
19

EBITDA

Cemig’s consolidated Ebitda in 3Q20 was 628.7% higher than in 3Q19; adjusted Ebitda was 24.3% higher. Ebitda margin was 3.2% in 3Q19, compared to 22.3% in 3Q20. Adjusted Ebitda margin was 17.6% in 3Q19, compared to 20.9% in 3Q20.

Ebitda – R$ ’000	3Q2020	3Q19	Change, %
Profit (loss) for the period	545,376	-281,834	-
+ Income tax and Social Contribution	136,446	-622	-
+ Net financial revenue (expenses)	496,619	233,791	112.4%
+ Depreciation and amortization	245,089	244,023	0.4%
= Ebitda as per CVM Instruction 527 (1)	1.423.530	195,358	628.7%
Non-recurring and non-cash effects
+ Profit/loss from discontinued operations (Light)	-	-309,144	-
+ Net profit attributed to non-controlling stockholders	-312	-152	105.3%
+ Reversal of losses expected on receivables from Minas Gerais State (net of provisions made)	-230,935	-	-
+ Impairment of assets held for sale (Light)	136.244	-	-
+ Tax provisions – INSS tax on profit shares	-	1,182,613	-
Adjusted Ebitda (2)	1,328,527	1,068,675	24.3%

(1)	Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net financial revenue (expenses), Depreciation and amortization, and Income tax and social contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.
(2)	The Company adjusts the EBTIDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

20

EBITDA Cemig GT

Ebitda – R$ ’000	3Q2020	3Q19	Change, %
Profit (loss) for the period	3,005	-133,952	-
+ Income tax and Social Contribution	-10,665	-60,481	-82,4%
+ Net financial revenue (expenses)	495,479	212,713	132,9%
+ Depreciation and amortization	50,883	57,296	-11,2%
= Ebitda as per CVM Instruction 527 (1)	538.702	75,576	612,8%
Non-recurring and non-cash effects
+ Tax provisions – INSS tax on profit shares	-	258,625	-
Adjusted Ebitda (2)	538.702	334,201	61,2%

EBITDA Cemig D

Ebitda – R$ ’000	3Q2020	3Q19	Change, %
Profit (loss) for the period	458,373	-315,548	-
+ Income tax and Social Contribution	180,554	-19,033	-
+ Net financial revenue (expenses)	-3,348	25,331	-
+ Depreciation and amortization	167,217	163,993	2.00%
= Ebitda as per CVM Instruction 527 (1)	802.796	-145,257	-
+ Reversal of losses expected on receivables from Minas Gerais State (net of provisions made)	-230,935	-	-
+ Tax provisions – INSS tax on profit shares	-	763,728	-
Adjusted Ebitda (2)	571.861	618,471	-7.50%

Financial revenue and expenses

The Company reports Net financial expenses in 3Q20 of R$ 496,619, which compares with R$ 233,791 in 3Q19. This reflects two main factors:

▪	Lower variation in the fair value of the hedge instrument in 3Q20, totaling R$ 2,651, compared to a negative FX effect on the principal of the debt in foreign currency (Eurobonds), of R$ 247,050 – generating a net negative variation of R$ 244,399.
▪	In 3Q19, there was (a) a positive YoY increase in the fair value of the hedge instrument, of R$ 485,836, and (b) an expense from FX variation of the debt in foreign currency, of R$ 498,300, generating a net negative variation of R$ 12,464.
21

R$ ’000	3Q20	3Q19
Gain on hedge	2,651	485,836
Effect on the principal of the Eurobond debt	247,050	498,300
Total effect on Financial revenue (expenses)	-244,399	-12,464

Cemig’s consolidated electricity market

The Cemig Group makes its sales of electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, the Praias de Parajuru and Volta do Rio wind farms, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;
(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);
(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and
(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada – ACR).

The Cemig group traded a total of 12,994,406 MWh on the CCEE in 3Q20, 6.2% less than in 3Q19. Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 9,843,657 MWh, or 8.5% less than in 3Q19. Sales to distributors, traders, other generating companies and independent power producers in 3Q20 were 3,150,749 MWh – or 1.6% more than in 3Q19.

In September 2020 the Cemig Group invoiced 8,669,868 clients – a growth of 1.9% in the consumer base since September 2019. Of these, 8,669,487 were in the group comprising final consumers and Cemig’s own consumption; and 381 were other agents in the Brazilian power industry.

This chart shows the percentages of the Cemig Group’s sales to final consumers:

22

Total consumption of electricity (GWh): down 6.2% YoY in 3Q

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 3Q20 totaled 11,319,188 MWh, or 1.4% more than in 3Q19. This increase has two components: consumption of the captive market 3.6% lower YoY, and use of the network by Free Clients 7.8% higher YoY.

23

Captive clients + Transmission service (MWh)

Captive clients + Transmission service (MWh)	3Q20	3Q19	Change, %
Residential	2,652,121	2,557,935	3.7%
Industrial	5,341,739	5,060,476	5.6%
Commercial, Services and Others	1,259,852	1,513,968	-16.8%
Rural	1,142,610	1,058,560	7.9%
Public authorities	149,154	205,123	-27.3%
Public lighting	327,039	348,477	-6.2%
Public services	347,469	315,588	10.1%
Concession holder (Distribution company)	91,645	91,201	0.5%
Own consumption	7,559	11,012	-31.4%
Total	11,319,188	11,162,340	1.4%

Residential

Residential consumption, comprising 23.4% of the energy distributed by Cemig D in 3Q20, was 3.7% higher than in 3Q19. This increase is related to the addition of 168,914 new consumer units since September 2019; and also to an increase in average monthly consumption per consumer of approximately 1.2%.

Industrial

Consumption by the industrial consumer category was 47.2% of the total volume of electricity distributed by Cemig D, and totaled 5,341,739 MWh in 3Q20, or 5.6% more than in 3Q19. Energy consumed by captive clients totaled 462,136 MWh in 3Q20, 19.4% less than in 3Q19. The volume of energy transported for industrial Free Clients was 43.1% of the total of energy distributed, and was 4,879,603 MWh in 3Q20, 8.7% more than in 3Q19.

Commercial and Services

Energy distributed to the commercial category of clients was strongly impacted by the pandemic and the resulting restriction on functioning of companies, and did not recover to the same degree as other client categories in 3Q20, but was 16.8% lower than in 3Q19.

Volume was down 20.0% YoY in the captive market, and down 4.40% YoY in the Free Market. The total energy used by captive clients plus energy transported for Free Clients in the category totaled 11.1% of the energy distributed by Cemig D in 3Q20.

24

Rural

Consumption by the rural category increased 7.9% compared to 3Q19, as the sector remains in full activity even in the face of the pandemic and due to less rainfall.

Number of clients

A total of 8,669,160 consumers were billed in September 2020, or 163,299 more than in September 2019. Of this total, 1,683 were Free Clients using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	3Q20	3Q19
Residential	7,086,929	6,918,015	2.4%
Industrial	29,711	29,797	-0.3%
Commercial, Services and Others	772,864	768,469	0.6%
Rural	690,837	701,915	-1.6%
Public authorities	65,958	65,421	0.8%
Public lighting	6,867	6,542	5.0%
Public services	13,604	13,604	0.0%
Own consumption	707	726	-2.6%
	8,667,477	8,504,489	1.92%
Total energy carried
Industrial	813	680	19.6%
Commercial	851	682	24.8%
Rural	16	7	128.6%
Concession holders	3	3	0.0%
	1,683	1,372	22.7%
Total	8,669,160	8,505,861	1.9%

Physical totals of transport and distribution – MWh

Metered market	MWh		Change
	3Q2020	3Q19%
Volume carried
Transported for distributors (metered)	93,632	91,229	2.63%
Transported for Free Clients (metered)	5,118,928	4,778,136	7.13%
Own load + Distributed generation (1)(2)	8,278,134	8,141,957	1.67%
Consumption by captive market – Billed supply	6,041,148	6,266,263	-3.59%
Losses in distribution network	2,236,986	1,875,694	19.26%
Total volume carried	13,490,694	13,011,322	3.68%

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption.

25

The electricity market of Cemig GT

Cemig GT billed a total of 6,985,906 MWh in 3Q20 – 8.3% less than in 3Q19.

Energy billed to industrial clients was 17.0% lower than in 3Q19, and energy delivered to commercial clients was 10.3% lower.

Cemig GT	(MWh)		Change, %
	3Q20	3Q19
Free Clients
Industrial	2,820,599	3,399,353	-17.0%
Commercial	977,301	1,089,600	-10.3%
Rural	4,608	862	434.5%
Free Market – Free contracts	2,657,656	2,609,505	1.8%
Regulated Market	493,093	490,128	0.6%
Regulated Market – Cemig D	32,648	32,538	0.3%
Total	6,985,906	7,621,986	-8.3%

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and has a permanent routine of preventive inspection and maintenance of substations and distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DECi (Average Outage Duration per Consumer, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages), since January 2016.

Quality indicators are linked to the new concession contract of Cemig D (distribution), signed in 2015.

Note: Figures for 2016 and 2017 are according to recalculation presented by the Company to Aneel.

26

Investments

R$ million	Planned	Realized in 9M20
Generation
Investment program	81	64

Capital injections
Volta do Rio	136	12
Parajuru	14	-
Aliança Norte	1	-
Amazônia	1	-
Itaocara	29	-

Transmission
Investment program	158	121

Distribution
Investment program	1,498	960

Holding company
Capital injections
Cemig Sim	71	20
Acquisitions
Centroeste	43	43

TOTAL	2,032	1,219

DEBT

The Company’s consolidated gross debt on September 30, 2020 was R$ 16,106,701, or R$ 1,330,710 higher than at the end of 2019, mainly reflecting the loss in value of the Real, which resulted in an increase of the dollar-denominated debt, in Reais, of R$ 2.4 billion in the period. It is important to note that the Company also records a net positive balance on hedge transactions for the Eurobond issue, in the total amount of R$ 3,284,142: R$ 1,606,656 for the principal of the debt, and R$ 1,677,486 for the interest. The total net asset value of the hedge is R$ 1,593,198 greater than at the end of 2019.

27

In the first nine months of 2020 a total of R$ 2,187,264 in debt was amortized. During the period new funds of R$ 850,000 were raised, by Cemig, through its 8th debenture issue, in September 2020.

Cemig H R$ ’000	September 30, 2020	2019	Change, %
Gross debt	16,106,741	14,776,031	9.01%
Cash and equivalents + Securities	5,519,388	1,289,438	328.05%
Net debt	10,587,353	13,486,593	-21.50%
Debt in foreign currency	8,728,333	6,061,097	44.01%

Cemig GT R$ ’000	Sep. 30, 2020	2019	Change, %
Gross debt	9,948,859	7,886,783	26.15%
Cash and equivalents + Securities	1,763,598	585,203	201.37%
Net debt	8,185,261	7,301,580	12.10%
Debt in foreign currency	8,712,222	6,043,046	44.17%

Cemig D R$ ’000	Sep. 30, 2020	2019	Change, %
Gross debt	5,148,058	5,794,922	-11.16%
Cash and equivalents + Securities	3,271,606	344,611	849.36%
Net debt	1,876,452	5,450,311	-65.57%
Debt in foreign currency	16,112	18,051	-10.74%
28

Covenants – Eurobonds

Cemig’s long term ratings

Cemig’s ratings were upgraded by Moody’s in September, and by Fitch in October.

In its review in July, 2020 S&P upgraded its Outlook to Positive.

This table shows long-term credit risk ratings and outlook for the Company as provided by the principal rating agencies:

29

Our shares

Security	Ticker	Currency	Sep 30, 2020	Close of 2019	Change, %
Cemig PN	CMIG4	R$	10.10	12.87	-21.52%
Cemig ON	CMIG3	R$	10.70	14.56	-26.51%
ADR PN	CIG	US$	1.83	3.11	-41.16%
ADR ON	CIG.C	US$	1.91	3.78	-49.47%
Ibovespa	IBOV	–	94,603	115,645	-18.20%
Power industry index	IEEX	–	68,569	76,627	-10.52%

Source: Economática – Adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) in 9M20 was R$ 24.7 billion, of which R$ 7.5 billion was traded in the third quarter, corresponding to a daily average of R$ 115.28 million – 14.66% lower than in 3Q19. Trading volume in Cemig common shares in 9M19 was R$ 4.4 billion, with daily trading volume of R$ 22.86 million in the third quarter.

By volume (aggregate of common (ON) and preferred (PN) shares), Cemig’s shares were the third most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market. On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 9M20 was US$1.81 billion.

We see this as reflecting recognition by the investor market of Cemig as a global investment option.

30

The Ibovespa index of the São Paulo Stock Exchange (B3) was down 18.20% in the first nine months of 2020, still under the influence of the Covid-19 epidemic, closing September at 94,603 points. Cemig’s shares accompanied the index: the common (ON) shares were down 26.51% in 9M19, and the preferred (PN) shares down 21.52%. In New York the ADRs for Cemig’s common shares were down 49.47% in the period, and the ADRs for the preferred shares were down 41.16%.

31

The ‘Covid Account’

On May 18, 2020, in response to the state of public calamity caused by the Covid-19 pandemic, Decree 10350/2020 authorized creation of the ‘Covid Account’, the purpose of which was to cover deficits, or anticipate revenue, of holders of concessions or permissions to distribute electricity – the basis of the financial flows of the electricity sector, especially related to: (i) overcontracting of supply; (ii) the CVA (‘Portion A’ Variation Compensation Account); (iii) neutrality of sector charges; (iv) postponement until June 30, 2020 of the results of tariff review processes for distributors ratified up to that date; and (v) bringing forward of the regulatory asset relating to Portion B, as per an Aneel regulation and timetable decided by the distributor.

On June 23, 2020 Aneel issued Normative Resolution 885/2020, setting the criteria and procedures for management of the Covid Account, and also regulating use of the CDE tariff charge. Under this Resolution, the amounts transferred to each distributor are reverted as negative financial components in tariff adjustment processes of 2021 and 2022, duly updated by the Selic rate, with neutrality assured.

Cemig D accepted the financial offsetting mechanism of the Covid Account, with a view to strengthening its cash position, enabling compliance with its financial obligations even during the reduction of revenue caused by the severe economic downturn.

On July 9, 2020, Aneel announced the total of funds in the ‘Covid Account’ to be allocated to Cemig D: R$ 1,404,175. This is being paid in stages.

In the third quarter of 2020 Cemig D received R$ 1,280,345 – comprising R$ 1,186,390 on July 31, R$ 50,945 on August 12, and R$ 43,010 on September 14, 2020.

Of the rest, R$ 33,549 was received on October 13, 2020, and the remaining total of R$ 90,281 will be paid in three tranches in November 2020 through January 2021.

32

Appendices

Sources and uses of power – billed market

33

Losses

34

Plants

35

RAP – 2020-2021 cycle

36

Profit (loss) with Cemig’s monitoring adjustments

37

Cemig D – Tables (R$ million)

38

# Operating Expenses

**(R$ million)**

| Operating Expenses (R$ million) | 3Q20 | 2Q20 | 3Q19 | 3Q/2Q | 3Q/3Q |
|---|---|---|---|---|---|
| Personnel | 200 | 236 | 210 | -15.3% | -4.8% |
| Employees' and managers' profit sharing | 50 | 3 | -11 | 1566.7% | -554.5% |
| Forluz – Post-retirement obligations | 75 | 81 | 72 | -7.4% | 4.2% |
| Materials | 16 | 13 | 15 | 23.1% | 6.7% |
| Outsourced services | 249 | 254 | 247 | -2.0% | 0.8% |
| Amortization | 169 | 166 | 163 | 1.8% | 3.7% |
| Operating provisions | -118 | 125 | 854 | -194.4% | -113.8% |
| Charges for Use of Basic Transmission Network | 553 | 265 | 385 | 108.7% | 43.6% |
| Energy purchased for resale | 1,909 | 1,903 | 1,926 | 0.3% | -0.9% |
| Construction Cost | 387 | 333 | 263 | 16.2% | 47.1% |
| Other Expenses | 42 | 35 | 94 | 20.0% | -55.3% |
| **Total** | **3,532** | **3,414** | **4,218** | **3.5%** | **-16.3%** |

| PMSO | 3T20 | 2T20 | 3T19 | 3T/2T | 3T/3T |
|---|---|---|---|---|---|
| Personnel | 325 | 320 | 271 | 1.6% | 19.9% |
| Materials | 16 | 13 | 15 | 23.1% | 6.7% |
| Outsourced services | 249 | 254 | 247 | -2.0% | 0.8% |
| Other Expenses | 42 | 35 | 94 | 20.0% | -55.3% |
| | **632** | **622** | **627** | **1.6%** | **0.8%** |

39

Cemig GT – Tables (R$ million)

40

Cemig Consolidated – Tables (R$ million)

41

42

CEMIG

# Financial Result Breakdown

(R$ million)

| | 3Q20 | 2Q20 | 3Q19 | 3Q/2Q | 3Q/3Q |
|---|---|---|---|---|---|
| **FINANCE INCOME** | | | | | |
| Income from cash investments | 23 | 21 | 32 | 9.5% | -28.1% |
| Arrears fees on sale of energy | 106 | 85 | 90 | 24.7% | 17.8% |
| Monetary variations – CVA | 6 | 14 | 32 | -57.1% | 0.0% |
| Monetary updating on Court escrow deposits | 0 | 38 | 12 | -100.0% | -100.0% |
| Pasep and Cofins charged on finance income | -22 | -7 | -13 | 214.3% | 69.2% |
| Gain on Financial instruments - Swap | 3 | 486 | 486 | -99.4% | -99.4% |
| Liabilities with related parties | 17 | 3 | 2 | - | - |
| Monetary uptading of PIS/Cofins credits | 7 | 12 | 22 | -41.7% | -68.2% |
| Others | 25 | 18 | 19 | 38.9% | 31.6% |
| | **165** | **670** | **682** | **-75.4%** | **-75.8%** |
| **FINANCE EXPENSES** | | | | | |
| Costs of loans and financings | 312 | 276 | 319 | 13.0% | -2.2% |
| Foreign exchange variations | 247 | 406 | 499 | -39.2% | -50.5% |
| Monetary updating – loans and financings | 46 | 32 | 17 | 43.8% | 170.6% |
| Charges and monetary updating on post-retirement obligation | 12 | -4 | 11 | -400.0% | 9.1% |
| Others | 44 | -5 | 69 | -980.0% | -36.2% |
| | **661** | **705** | **915** | **-6.2%** | **-27.8%** |
| **NET FINANCE INCOME (EXPENSES)** | **-496** | **-35** | **-233** | **0.0%** | **112.9%** |

43

Cash Flow Statement

(R$ million)

	9M20	9M19
Cash at beginning of period	**536**	**891**
Cash generated by operations	**6,833**	**1,149**
Net income for the period from going concern operations	1,532	2,631
Current and deferred income tax and Social Contribution tax	-273	-1,232
Depreciation and amortization	734	723
CVA and other financial components	1,245	66
Equity gain (loss) in subsidiaries	-262	-161
Provisions (reversals) for operational losses	255	2,275
Dividends receivable	247	187
Interest and monetary variation	835	881
Interest paid on loans and financings	-669	-846
Foreign exchange variations - loans and financings	2,410	429
Redução ao valor recuperável de ativos mantidos para venda	270	0
Variation in fair value of derivative financial instruments	177	34
PIS/Pasep and Cofins Credits	0	-2,962
Escrow deposits	1,506	0
Others	-1,174	-876
Investment activity	**-4,522**	**-944**
Securities - Financial Investment	-3,341	-43
Contract assets - Distribution and gas infrastructure	-957	-612
Financial assets	-37	-29
Fixed and Intangible assets	-187	-260
Financing activities	**-1,426**	**-401**
Lease payments	-64	-49
Payments of loans and financings	-2,187	-4,750
Interest on Equity, and dividends	0	-79
Cash at end of period	**1,421**	**695**

44

BALANCE SHEETS - ASSETS

(R$ million)

	Sep/20	2019
CURRENT		
Cash and cash equivalents	1,421	536
Marketable securities	3,689	740
Customers, traders, concession holders and Transport of energy	4,436	4,524
Concession financial assets	581	1,080
Concession contract assets	247	172
Tax offsetable	2,183	99
Income tax and Social Contribution tax recoverable	579	621
Dividends receivable	84	186
Refund tariff subsidies	165	165
Derivative financial instruments – Swaps	86	97
Public lighting contribution	619	235
Other credits	373	425
Assets classified as held for sale	988	1,258
TOTAL CURRENT	**15,451**	**10,137**
NON-CURRENT	-	-
Securities	409	13
Consumers and traders	163	77
Tax offsetable	3,691	6,349
Income tax and Social Contribution tax recoverable	196	228
Deferred income tax and Social Contribution tax	2,505	2,430
Escrow deposits in legal actions	1,089	2,540
Derivative financial instruments – Swaps	2,665	1,456
Accounts receivable from the State of Minas Gerais	132	115
Financial assets of the concession	4,470	4,850
Contractual assets	2,529	1,832
Investments	5,505	5,399
Property, plant and equipment	2,404	2,450
Intangible assets	11,789	11,624
Leasing – rights of use	230	277
Other credits	98	147
TOTAL NON-CURRENT	**37,875**	**39,790**
TOTAL ASSETS	**53,326**	**49,927**

45

46